As confidentially submitted with the U.S. Securities and Exchange Commission on May 14, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-[___]
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LINCOLN BANCORP
(Exact name of registrant as specified in its charter)

Iowa (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	42-1224950 (I.R.S. Employer Identification Number)
508 Main Street
Reinbeck, Iowa 50669
(319) 788-6441
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Sean Willett
President and Chief Executive Officer
Lincoln Bancorp
508 Main Street
Reinbeck, Iowa 50669
(319) 788-6441
(Name, address, including zip code and telephone number, including area code, of agent for service)
With copies to:

Mark C. Kanaly
David S. Park
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED [   ], 2026
PRELIMINARY PROSPECTUS
821,917 Shares
Common Stock
This prospectus relates to the sale of up to 821,917 shares of our common stock, par value $0.01 per share, which may be offered by the selling shareholders, Castle Creek Capital Partners VII, LP, which we refer to as “Castle Creek,” and EJF Sidecar Fund, Series LLC - Small Financial Equities Series, which we refer to as “EJF” (each a “Selling Shareholder,” and collectively, the “Selling Shareholders”). Unlike an initial public offering, the resale by the Selling Shareholders is not being underwritten by any investment bank. The shares of common stock offered by the Selling Shareholders are subject to a Registration Rights Agreement, dated December 4, 2018, as subsequently amended, which we refer to as the “Rights Agreement.” See the section entitled “The Selling Shareholders” for a description of the Rights Agreement. Such registration does not mean that the Selling Shareholders will actually offer or sell any of these shares. We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sales of the above shares of our common stock by the Selling Shareholders.
All references to “common stock” in this prospectus relate to our shares of Class A voting common stock, par value $0.01 per share ("Class A Common Stock"), unless otherwise noted. We also have Class B nonvoting common stock, par value $0.01 per share ("Class B Common Stock"), authorized by our certificate of incorporation. There is no public market for shares of our Class A Common Stock or Class B Common Stock..
As of the date of this prospectus, we had 6,659,688 shares of Class A Common Stock outstanding, of which 2,452,485 shares were held by affiliates and 656,328 shares of Class B Common Stock outstanding, of which 156,378 shares were held by affiliates. As of the date of this prospectus, there are no shares of any other class of securities issued.
The Selling Shareholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, if any, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices, directly or through a broker or brokers, who may act as agents or principals, or by a combination of such methods of sale. The Selling Shareholders will receive all proceeds from the sale of the common stock.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure standards.
Investing in our common stock involves risks. We encourage you to read and carefully consider this prospectus in its entirety, in particular, the “Risk Factors” beginning on page 12 as well as other information in any documents we incorporate by reference into this prospectus, for a discussion of factors that you should consider with respect to this prospectus.
The shares of common stock offered are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.
Neither the SEC, any state securities commission, the FDIC, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is [   ], 2026.

i

ABOUT THIS PROSPECTUS
As used in this prospectus, the terms “Company,” “we,” “our” and “us” refer to Lincoln Bancorp and its consolidated subsidiaries unless the context indicates otherwise. When we refer to the “Bank” or “our Bank” in this prospectus, we are referring to Lincoln Savings Bank, an Iowa state-chartered bank and wholly-owned subsidiary of the Company.
This prospectus is an offer to sell only the shares offered by this prospectus but only under circumstances and in jurisdictions where it is lawful to do so. You should only rely on the information contained in this prospectus. We have not, and the Selling Shareholders have not, authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. The Selling Shareholders are offering to sell common stock only in jurisdictions where those sales are permitted. Any references to our website herein are not intended to be active links and the information on, or that can be accessed through, our website is not, and you must not consider the information to be, a part of this prospectus or any other filings we make with the SEC.
This prospectus describes the specific details regarding the sale of our common stock by the Selling Shareholders, the terms of the common stock being offered and the risks of investing in our common stock. You should read this prospectus before making your investment decision. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.
For investors outside the United States: We have not, and the Selling Shareholders have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size is based on information from various sources, including information obtained from various independent, third-party industry sources, publications, government reports, trade and business organizations and other contacts in the markets in which we operate and our own internal data, estimates and forecasts, as well as assumptions that we have made that are based on such data and other similar sources and on our knowledge of the market for our products and services.
Although we believe that this information (including the industry publications and third-party research surveys and studies) is generally reliable, information of this sort is inherently imprecise. This information involves a number of assumptions and limitations. In addition, estimates, forecasts and assumptions of our future performance and the performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY
This summary highlights selected information contained in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should carefully read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
Our Business
The Company is a bank holding company incorporated under the laws of the State of Iowa in 1983. The Company conducts a majority of its business through its wholly owned subsidiary, Lincoln Savings Bank (the “Bank”).
In addition to the Bank, the Company conducts certain non-deposit activities through several wholly owned non-bank subsidiaries, each of which supports or complements the Company’s core community banking and financial services operations – including: LSB Financial Services, Inc. and LSB Capital Management, Inc.
Founded in 1902, the Bank is a long‑standing community banking institution headquartered in Reinbeck, Iowa, with a history of measured and disciplined expansion. Initially concentrated in its home market, the Bank grew through a series of acquisitions across neighboring communities beginning in the 1980s, followed by additional branch expansion and de novo openings in the early 2000s. During the 2010s, the Bank entered the greater Des Moines metropolitan area—its largest market—through a phased strategy that began with mortgage lending offices and evolved into full‑service commercial banking locations, establishing a meaningful presence in a key economic region of the state.
The Bank provides a comprehensive range of commercial banking products and services tailored to individuals, small to mid‑sized businesses, and agricultural customers. Its primary activities include the acceptance of deposits and the origination of commercial and industrial, commercial real estate, agricultural, residential real estate, and consumer loans. In addition, the Bank offers wealth management, trust, and fiduciary services, generating both net interest income and diversified fee‑based revenue. The Company has further expanded its capabilities through an embedded finance and banking‑as‑a‑service platform, which supports fintech partners and contributes additional noninterest income.
The Bank’s operations are concentrated throughout Iowa, with a network of branches serving a mix of rural and metropolitan markets supported by diverse agricultural, commercial, and industrial economies. Its funding base consists primarily of core customer deposits, supplemented by wholesale funding sources as needed. The Bank emphasizes relationship‑driven deposit gathering, treasury management services, and the growth of low‑cost transaction accounts, while its embedded finance activities contribute additional, but managed, deposit inflows tied to fintech partnerships.
The Company’s growth strategy focuses on disciplined organic expansion, selective market growth within Iowa, and continued development of complementary fee‑based businesses. Key priorities include deepening commercial and small business relationships, expanding wealth and trust services, and prudently scaling its embedded finance platform within a robust risk management and regulatory framework. The Bank operates in a competitive environment that includes banks, credit unions, and non‑bank financial service providers, and differentiates itself through relationship‑focused service, local market knowledge, and diversified product offerings.
As of April 30, 2026, the Company had approximately $1.7 billion in consolidated total assets, total loans of $1.1 billion, total deposits of $1.5 billion, and total stockholders’ equity of $138 million. The Company and the Bank are headquartered in Reinbeck, Iowa. Currently, the Bank operates 16 branch offices in 16 communities located primarily in northeast and central Iowa.
The Company conducts substantially all of its operations within the United States. While the Company does not maintain offices outside the United States, it does serve a limited number of customers located outside the United States.

Selling Shareholders
On October 22, 2018, we sold 547,945 shares of our common stock to Castle Creek. In connection with this transaction, we entered into a Stock Purchase Agreement, dated October 22, 2018, and the Rights Agreement, dated December 4, 2018, with Castle Creek.
On November 26, 2018, we sold 273,972 shares of our common stock to EJF. In connection with this transaction, we entered into a Stock Purchase Agreement, dated as of November 26, 2018, and the Rights Agreement, dated as of December 4, 2018, with EJF.
Under these agreements, we have agreed to comply with certain continuing obligations with respect to the Selling Shareholders which are described in more detail in “Selling Shareholders” beginning on page 109. Pursuant to the Rights Agreement, and certain amendments thereto, the Company must file a registration statement with the SEC by December 31, 2025, so that Castle Creek may resell its shares of common stock. The Company is filing this registration statement pursuant to the Rights Agreement.
Recent Events
On January 15, 2026, we entered into Subordinated Note Purchase Agreements with eighteen purchasers pursuant to which the Company offered and sold $33,500,000 in aggregate principal amount of its 9.00% Fixed-to-Floating Rate Subordinated Notes Due 2036. The Company paid placement agency fees of $670,000, resulting in net proceeds of $32,830,000. The Company made the offering pursuant to the exemptions from registration afforded by Section 4(a)(2) of the Securities Act, Rule 501(a)(1)-(3) and (5)-(7) and Rule 506 of Regulation D, promulgated under the Securities Act, where each purchaser was an “institutional accredited investor” or “accredited investor” within the meaning of Rule 501 of Regulation D.
In January 2026, the Company implemented balance sheet repositioning strategies and sold $176.6 million (par value) in available-for-sale securities recognizing a loss totaling $15.7 million.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
▪we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;
▪we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;
▪we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements; and
▪we have no obligation to comply with any future requirements adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statement.
In this prospectus, we have elected to take advantage of the reduced disclosure requirements and other relief described above, and in the future we may take advantage of any or all of these exemptions for as long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.235 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the date of this prospectus, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the end of the first fiscal year in which (A) the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year, (B) we have been a public reporting company under the Securities Exchange Act of 1934, as amended, or Exchange Act, for at least twelve calendar months and (C) we have filed at least one annual report on Form 10-K.
In addition to the relief described above, the JOBS Act permits us to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.
Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in the section entitled “Risk Factors” before deciding to invest in our common stock. If any of the risks actually occur, our business, growth prospects, financial condition, and results of operations, may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.
•We face strong competition from financial services companies and other companies that offer commercial and retail banking services, which could harm our business.
•Fluctuations in interest rates may impact net interest income and may otherwise negatively impact our financial condition and results of operations.
•Inflation could negatively impact our business, our profitability and our stock price.
•Negative developments in the banking industry could adversely affect our current and projected business operations and our financial condition and results of operations.
•Liquidity risks could affect operations and jeopardize our business, financial condition and results of operations.
•Our business depends on our ability to successfully manage our asset quality and credit risk.
•Because a significant portion of our loan portfolio is comprised of commercial and residential real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
•We engage in Small Business Administration and other government guaranteed lending, which exposes us to risks associated with reliance on federal programs.
•Our provision and allowance for credit losses may prove to be insufficient to absorb potential losses in our loan portfolio.
•We may not be able to meet our unfunded credit commitments or adequately meet our reserve for losses associated with our unfunded credit commitments.
•We use brokered deposits which may be an unstable and/or expensive deposit source to fund earning asset growth.
•Decreased residential mortgage origination, volume and pricing decisions of competitors may adversely affect our profitability.

•Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition and could result in further losses in the future.
•We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
•The implementation of other new lines of business or new products and services may subject us to additional risk.
•We derive a percentage of our deposits, total assets and income from deposit accounts generated through our LSBX platform BaaS relationships.
•Our banking-as-a-service strategy through our LSBX platform faces increasing competition, including from institutions and partners that may no longer require a third-party bank.
•Our agreements with BaaS partners may produce limited revenue and may expose us to liability for compliance violations by BaaS partners.
•We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, results of operations and growth prospects.
•Our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our business and the value of our common stock.
•Our risk management framework may not be effective in mitigating risks and/or losses to us.
•The financial services market is undergoing rapid technological changes, and if we are unable to stay current with those changes, we will not be able to effectively compete.
•System failures or disruptions of our network security, or the security of our data processing subsidiary, including as a result of cyberattacks or data security incidents, could subject us to increased operating costs as well as litigation and other liabilities.
•Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
•We are subject to certain operational risks, including, but not limited to, client or employee fraud and data processing system failures and errors.
•The developments and use of artificial intelligence presents risks and challenges that may adversely impact our business.
•Our accounting estimates and risk management processes rely on analytical and forecasting models.
•Changes in accounting standards could materially impact our financial statements.
•Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.
•The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.
•We are subject to extensive government regulation that could limit or restrict our activities, which in turn may adversely impact our ability to increase our assets and earnings.
•Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

•We have a concentration in commercial real estate lending which could result in additional costs and restrict our growth.
•Changes to monetary policy by the Federal Reserve could adversely impact our results of operations.
•The Company and the Bank are subject to stringent capital and liquidity requirements.
•We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.
•We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.
•The Federal Reserve may require us to commit capital resources to support the Bank.
•We could face the risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
•Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.
•An active, liquid trading market for our common stock does not currently exist and may not develop, and as a result, you may not be able to sell your common stock at or above the price you paid for them, or at all.
•The stock market can be volatile, and fluctuations in our operating results and other factors could cause our stock price to decline.
•The price of our common stock could be volatile, and you could lose some or all of your investment as a result.
•An investment in our common stock is not an insured deposit and is subject to risk of loss.
•Our dividend policy may change without notice and any payment of dividends in the future is subject to the discretion of our Board of Directors.
•Future sales of our common stock in the public market, including by our current stockholders, could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us.
•As this prospectus is for the resale of stock held by two current shareholders, we will not receive the net proceeds from common stock sold under this prospectus and have no discretion in the use of the net proceeds.
•We are an emerging growth company within the meaning of the Securities Act and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our common stock could be less attractive to investors.
•The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
•Future issuances of common stock could result in dilution, which could cause our common stock price to decline.
•Our common stock is subordinate to our existing and future indebtedness.

•Our Articles of Incorporation and Bylaws, and certain banking laws applicable to us, could have an antitakeover effect that decreases our chances of being acquired, even if our acquisition is in our shareholders’ best interests.
Corporate Information
Our principal executive office is located at 508 Main Street, Reinbeck, Iowa 50669, and our telephone number is (319) 788-6441. We maintain a website at www.mylsb.com. We do not incorporate information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through our website as a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

The Offering

Shares of Common Stock Offered by Us	None

Shares of Common Stock Offered by the Selling Shareholders	821,917 shares

Common Stock Outstanding After the Offering(1)	[6,659,688] Class A Common Stock [656,328] Class B Common Stock

Use of Proceeds	We will not receive any proceeds for the sale of shares of common stock by the Selling Shareholders pursuant to this prospectus.

Terms of the Offering
The Selling Shareholders will determine when and how they will sell the common stock offered in this prospectus. The prices at which the Selling Shareholders may sell the shares of common stock in this offering will be determined by the prevailing market price for the shares of common stock or in negotiated transactions.

Termination of the Offering	The offering will conclude upon such time as all of the common stock has been sold pursuant to this prospectus.

Risk Factors
Investing in our common stock involves risks. See the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that you should carefully consider before making an investment decision.

Market Trading	There is no public market for shares of our common stock.
__________________
(1)The number of our shares outstanding as of the date of this prospectus is based on [6,659,688] shares of Class A Common Stock and [656,328] Class B Common Stock outstanding as of [__], 2026.

Selected Financial Data
The following tables summarize our historical financial data as of and for the periods indicated. We derived the summary statement of operations data for the years ended December 31, 2025 and 2024, set forth below from our audited financial statements contained elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus and are qualified in their entirety by those financial statements and related notes. Our historical results are not necessarily indicative of our future results.
In the table below, amounts are rounded to nearest thousands, except share and per share amounts.

	At or For the Years Ended December 31,
	2025	2024
	(Dollars in thousands)
Selected Balance Sheet Data
Cash and cash equivalents	$134,276	$18,062
Available-for-sale debt securities	329,909	265,346
Loans held for sale	605	900
Loans (not including loans held for sale)	1,166,036	1,414,236
Allowance for credit losses	(17,865)	(16,009)
Loans, net	1,148,171	1,398,227
Cash surrender value of life insurance	36,887	35,303
Goodwill	18,805	18,805
Other assets (1)	91,725	112,759
Total assets	$1,760,378	$1,849,402
Deposits	$1,507,071	$1,581,690
Federal Home Loan Bank advances	70,000	89,510
Notes payable	14,500	14,500
Junior subordinated debentures	9,279	9,279
Other liabilities (2)	21,714	17,565
Total liabilities	1,622,564	1,712,544
Stockholders’ equity	137,814	136,858
Total liabilities and stockholders’ equity	$1,760,378	$1,849,402
Selected Operating Data
Interest income	$90,927	$94,724
Interest expense	46,524	54,822
Net interest income	44,403	39,902
Provision for credit losses	3,501	5,378
Noninterest income	12,944	24,817
Noninterest expense	56,759	61,208
Credit for income taxes	(465)	(472)
Net loss	$(2,448)	$(1,395)
__________________
(1)Includes premises and equipment, other real estate, accrued interest receivable, other investments and other assets.
(2)Includes accrued interest payable and other liabilities.

	At or For the Years Ended December 31,
	2025	2024
Per Share Data
Earnings Per Common Share - Basic	(0.34)	(0.19)
Book Value Per Share	18.85	18.57
Tangible Book Value Per Share (1)	16.19	15.90
Performance Ratios
Return on Average Assets	(0.14)%	(0.08)%
Return on Average Equity	(2.03)%	(1.09)%
Net Interest Margin	2.75%	2.39%
Noninterest Income to Average Assets	0.72%	1.35%
Noninterest Expenses to Average Assets	3.16%	3.32%
Capital Ratios
Common Equity to Assets	10.50%	9.31%
Tier 1 Leverage Ratio	8.34%	8.14%
Total Risk-Based Capital Ratio	12.41%	10.87%
Average Assets	$1,797,723	$1,841,376
Average Equity	120,825	127,898
Asset Quality Ratios
Allowance for Credit Losses as a Percentage of Gross Loans	1.53%	1.13%
Allowance for Credit Losses as a Percentage of Non-Performing Loans (2)	48.95%	129.41%
Allowance for Credit Losses as a Percentage of Nonaccrual Loans	48.99%	132.65%
Nonaccrual Loans as a Percentage of Gross Loans	3.12%	0.85%
Net Charge-Offs (Recoveries) to Average Outstanding Loans	0.09%	0.83%
Non-Performing Loans as a Percentage of Gross Loans	3.13%	0.87%
Non-Performing Loans as a Percentage of Total Assets	2.07%	0.67%
Non-Performing Assets as a Percentage of Total Assets (3)	2.64%	0.99%
__________________
(1)A non-GAAP financial measure - see the "Non-GAAP Presentations" section for a reconciliation to the most comparable GAAP equivalent.
(2)Non-performing loans is defined as the sum of total loans > 90 days & accruing and nonaccrual loans.
(3)Non-performing assets is defined as the sum of total non-performing loans and other real estate.

RISK FACTORS
As an investment in our securities is speculative and involves a high degree of risk including the risk of a loss of your entire investment, you should carefully consider the following risk factors. These risk factors contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In such event, the value of our securities could decline, and you could lose all or a substantial portion of your investment. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material, and these risks and uncertainties could result in a complete loss of your investment. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus.
Risks Related to Our Business
A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.
Our business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly in Iowa. Unfavorable or uncertain economic and market conditions may adversely affect credit quality, including borrowers’ ability to repay loans and the value of collateral, as well as reduce demand for our products and services. If national, regional, or local economic conditions deteriorate—due to factors such as persistent inflation, elevated unemployment levels, adverse consequences arising from a failure by the U.S. government to raise the debt ceiling (including a default on its obligations or credit rating downgrades), trade disputes or tariffs, volatility in debt and equity capital markets, increased delinquencies in consumer mortgages, commercial or agricultural loans, declines in commodity prices, declines in residential or commercial real estate values, or reduced home sales and commercial activity—our growth and profitability could be materially constrained. In addition, economic stress may result in heightened regulatory or supervisory scrutiny, or more conservative regulatory expectations, which could limit our ability to grow, deploy capital, or return capital to shareholders.
We face strong competition from financial services companies and other companies that offer commercial and retail banking services, which could harm our business.
Many of our competitors offer the same, or a wider variety of the, banking and related financial services that we offer within our market areas. These competitors include national banks, regional banks and other community banks, including banks similar to us that primarily serve distinct rural communities. In many instances these national and regional banks have greater resources than we do, and the smaller community banks may have stronger ties in local markets than we do, which may put us at a competitive disadvantage. We also face competition from many other types of financial institutions, including fintech companies, savings associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. Further, our credit union competitors benefit from competitive advantages, including the credit union exemption from paying federal income tax and can, therefore, more aggressively price many products and services. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in our market areas. We also compete with many forms of payments offered by both bank and non-bank providers, including a variety of new and evolving alternative payment mechanisms, systems and products, such as aggregators and web-based and wireless payment platforms or technologies, digital or “crypto” currencies, prepaid systems and payment services targeting users of social networks, communications platforms and online gaming. Competition is increasingly focused on digital capabilities, customer experience, speed and convenience, and failure to meet evolving customer expectations may adversely affect our competitive position. Some competitors may be willing to accept lower returns, assume greater risk or offer more favorable pricing and terms than we are willing or able to provide, which could place downward pressure on our margins. In addition, some competitors may offer banking and payment services through embedded or platform-based models that reduce the need for customers to maintain traditional banking relationships. Our future success may depend, in part, on our ability to use technology competitively to offer products and services that provide convenience to customers and create additional efficiencies in our operations. If we are unable to match the pace of technological change or the level of investment made by larger or more technologically advanced competitors, we may experience customer attrition or reduced growth opportunities. Further, as a result of the GENIUS Act, passed in 2025 to provide a regulatory framework for stablecoins in the U.S., increased competition may emerge from issuers of stablecoins and providers of related technology.
Increased competition in our markets may result in reduced loans, deposits and commissions and brokers’ fees, gains on sales, servicing fees, as well as reduced net interest margin and profitability. Competition may also increase pressure on compensation and make it more difficult to attract and retain experienced banking and mortgage lending personnel. If we are unable to attract and retain banking and small business, agriculture or commercial loan customers and expand our sales market for such loans, we may be unable to continue to grow our business, and our financial condition and results of operations may be adversely affected.
Fluctuations in interest rates may impact net interest income and may otherwise negatively impact our financial condition and results of operations.
Our earnings and financial condition are dependent to a large degree upon net interest income, which is the difference, or spread, between interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities fluctuates. This may cause decreases in our spread and may adversely affect our earnings and financial condition.
Interest rates are highly sensitive to many factors including, without limitation: the rate of inflation; economic conditions; federal monetary policies and stability of domestic and foreign markets. Interest rates remained elevated during 2024, with the Federal Reserve slowly decreasing interest rates beginning in the fourth quarter of 2024 through the fourth quarter of 2025. Further changes in interest rates and monetary policy reportedly are dependent upon the Federal Reserve’s assessment of economic data as it becomes available. Increasing interest rates can have a negative impact on our business by reducing the amount of money our customers borrow or by adversely affecting their ability to repay outstanding loan balances that may increase due to adjustments in their variable rates, which may lead to an increase in nonperforming assets and a reduction of income recognized, which could compress our net interest margin and adversely affect liquidity.
In addition, in a rising interest rate environment, we may have to offer more attractive interest rates to depositors to compete for deposits or pursue other sources of liquidity, such as wholesale funds. Conversely, decreasing interest rates reduce our yield on our variable rate loans and on our new loans, which would reduce our net interest income. In addition, lower interest rates may reduce our realized yields on investment securities, which would reduce our net interest income and cause downward pressure on net interest margin in future periods. Higher income volatility from changes in interest rates and spreads to benchmark indices could result in a decrease in net interest income and a decrease in current fair market values of our assets. Fluctuations in interest rates impact both the level of income and expense recorded on most of our assets and liabilities and the market value of all interest-earning assets and interest-bearing liabilities, which in turn could have a material adverse effect on our net income, operating results or financial condition.
Although we have implemented procedures that we believe will reduce the potential effects of changes in interest rates on our net interest income, these procedures may not always be successful, as some of these effects are outside of our control. Our interest rate risk management models and assumptions may not accurately predict or fully mitigate the impact of future interest rate changes, particularly during periods of elevated volatility, and a prolonged period of volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies.
Inflation could negatively impact our business, our profitability and our stock price.
Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Inflation may also contribute to restrictive or volatile monetary policies and elevated interest rates, which could further increase our funding costs, reduce loan demand and adversely affect asset values. Additionally, inflation may lead to a decrease in consumers’ and clients’ purchasing power and negatively affect the need or demand for our products and services. If significant inflation continues, our business could be negatively affected by, among other things, increased default rates leading to credit losses, which could decrease our appetite for new credit extensions. These inflationary pressures could result in missed earnings and budgetary projections causing our stock price to suffer. Additionally, the timing and magnitude of inflation’s effects may be difficult to predict and could persist or intensify depending on economic conditions and policy responses.
Negative developments in the banking industry could adversely affect our current and projected business operations and our financial condition and results of operations.
Bank failures and related negative media attention may generate significant market trading volatility among publicly traded bank holding companies and, in particular, regional and community banks like the Company. These developments have and may continue to negatively impact customer confidence in regional and community banks, which could prompt customers to maintain their deposits with larger financial institutions or otherwise relocate funds. Rapid changes in customer behavior, including accelerated deposit withdrawals facilitated by digital banking channels, could increase liquidity pressures. If we were required to sell a portion of our securities portfolio to address liquidity needs, we may incur losses, including as a result of the negative impact of rising interest rates on the value of our securities portfolio, which could negatively affect our earnings and our capital. While we have taken actions to improve our funding, there is no guarantee that such actions will be successful or sufficient in the event of sudden liquidity needs.
Negative developments in the banking industry may also prompt changes in regulatory and supervisory expectations or actions, including increased examination scrutiny, higher capital or liquidity requirements, or restrictions on growth or capital distributions, which could further constrain our operations and financial flexibility. In addition, bank failures have and could in the future prompt the FDIC to increase deposit insurance costs. Increases in funding, deposit insurance or other costs as a result of these types of events have and could in the future materially adversely affect our financial condition and results of operations. Further, the disruption following these types of events have, and could in the future, generate significant market trading volatility among publicly traded bank holdings companies and, in particular, regional banks like the Company.
Liquidity risks could affect operations and jeopardize our business, financial condition and results of operations.
Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and through other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customer deposits. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds. Moreover, competition among U.S. banks and non-banks for customer deposits is intense and may increase the cost of deposits (particularly in an elevated rate environment) or prevent new deposits and may otherwise negatively affect our ability to grow our deposit base. In addition, our access to deposits may be affected by the liquidity and/or cash flow needs of depositors, which may be exacerbated in an inflationary, recessionary or elevated rate environment. This may cause our deposit accounts to decrease in the future, and any such decrease could have a material adverse impact on our sources of funding.
Other primary sources of funds consist of cash from operations, paydown of our existing loan portfolio and sale of loans, cashflows and sales of investment securities, and sales and proceeds from the issuance and sale of our equity securities to investors. Additional liquidity is provided by our ability to borrow from the Federal Reserve Bank of Chicago and the Federal Home Loan Bank of Des Moines. Recently proposed changes to the Federal Home Loan Bank system could adversely impact the Company’s access to Federal Home Loan Bank borrowings or increase the cost of such borrowings. We also may borrow from third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our primary market area or by one or more adverse regulatory actions against us.
Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including our ability to originate loans, invest in securities, meet our expenses or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.
Our business depends on our ability to successfully manage our asset quality and credit risk.
We are subject to the risk of losses resulting from the failure of borrowers, guarantors and related parties to pay us the interest and principal amounts due on their loans.  Although we maintain well-defined credit policies and credit underwriting and monitoring and collection procedures, these policies and procedures may not prevent losses, as some of these risks are outside of our control, particularly during periods in which the local, regional or national economy suffers a general decline.  The future effects of a continued elevated inflationary interest rate environment on economic activity could negatively affect the collateral values associated with our existing loans, the ability to liquidate the real estate collateral securing our residential and commercial real estate loans, our ability to maintain loan origination volume and to obtain additional financing, the future demand for or profitability of our lending and services and the financial condition and credit risk of our customers. Further, in the event of delinquencies, regulatory changes and policies designed to protect borrowers may slow or prevent us from making our business decisions or may result in a delay in our taking certain remediation actions, such as foreclosure. If borrowers fail to repay their loans, our financial condition and results of operations would be adversely affected. Additionally, potential future actions such as the proposed consumer credit card interest rate cap may lead to unprofitable products, especially for riskier borrowers, and could lead to cutting credit lines or eliminating cards, increased reliance on fees and increased debt burdens for those needing credit the most, thereby having the potential to negatively impact bank asset quality.
Because a significant portion of our loan portfolio is comprised of commercial and residential real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
At December 31, 2025, approximately 73% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect credit quality, profitability, financial condition and results of operations. Such declines and losses would have a material adverse impact on our business, results of operations and growth prospects. High levels of commercial real estate, including construction and development lending, may also result in increased supervisory oversight, regulatory expectations or capital or allowance requirements.
In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If we foreclose on and take title to such properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may also require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property.
Most of our commercial business and commercial real estate loans are made to small to medium sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. Additionally, these loans may increase concentration risk as to industry or collateral securing our loans. Certain of these loans include construction and development loans and tax credit‑related financings, which may involve additional risks related to project completion, cost overruns, availability of permanent financing, compliance with program requirements and reliance on third‑party investors. If general economic conditions in the market areas in which we operate negatively impact this customer sector, our results of operations and financial condition may be adversely affected. These loans may expose us to a greater risk of non-payment and loss as repayment often depends on the successful operation and earnings of the borrower’s businesses. Additionally, commercial real estate loans typically involve larger loan balances to a single borrower or groups of related borrowers. Further, the deterioration of borrowers’ businesses may hinder their ability to repay their loans with the Company, which could have a material adverse effect on our financial condition and results of operations.
We engage in Small Business Administration (“SBA”) and other government‑guaranteed lending, which exposes us to risks associated with reliance on federal programs.
Our SBA lending program is dependent on federal government programs and subject to oversight by the SBA. As an SBA Preferred Lender, we benefit from delegated authority, but this status may be revoked if the SBA identifies deficiencies in our underwriting, servicing or risk management practices. Loss of Preferred Lender status could reduce our competitiveness and adversely affect our business. In addition, changes in SBA program terms, including guaranty levels or eligibility requirements, could negatively impact our lending activities and results of operations.
We generate income by selling the guaranteed portion of certain SBA 7(a) loans in the secondary market and retaining servicing rights. Our ability to continue originating and selling these loans, or to realize premiums on such sales, may be affected by market conditions or regulatory changes. We also retain credit exposure on the non‑guaranteed portion of these loans and may incur losses if borrowers default. Further, the SBA may deny or seek recovery on guarantees in cases involving underwriting or servicing deficiencies, which could adversely affect our financial condition.
We also originate loans under USDA programs, which carry government guarantees but are subject to similar risks as SBA loans, including reliance on federal programs, secondary market execution and regulatory compliance. Changes in laws, regulations or program requirements governing SBA or USDA lending could adversely impact our ability to operate these programs profitably.
Our provision and allowance for credit losses may prove to be insufficient to absorb potential losses in our loan portfolio.
We make various assumptions and judgments about the collectability of our loan and lease portfolio and utilize these assumptions and judgments when determining the provision and allowance for credit losses. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes, as we have experienced. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors both within and outside of our control may require an increase in the amount reserved in the allowance for credit losses. In addition, bank regulatory agencies periodically review our provision and the total allowance for credit losses and may require an increase in the allowance for credit losses or future provisions for credit losses based on judgments different than those of management. Any increases in the provision or allowance for credit losses will result in a decrease in our net income and, potentially, capital, and could increase earnings volatility or constrain our ability to deploy capital and may have a material adverse effect on our financial condition or results of operations.
We may not be able to meet our unfunded credit commitments or adequately meet our reserve for losses associated with our unfunded credit commitments.
A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our customers under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our customers, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. Actual borrowing needs of our customers may exceed our expected funding requirements, especially during a challenging economic environment when our client companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit or the limited availability of financing from other sources. Such conditions could result in multiple borrowers drawing on their commitments at the same time, increasing our funding needs and putting additional pressure on our liquidity. The timing and amount of draws on unfunded commitments are difficult to predict and may be correlated with periods of economic stress when our access to funding sources may also be constrained. Any failure to meet our unfunded credit commitments in accordance with the actual borrowing needs of our customers may have a material adverse effect on our business, financial condition, results of operations or reputation.
We use brokered deposits which may be an unstable and/or expensive deposit source to fund earning asset growth.
We use brokered deposits as a source of funding to support our asset growth and augment deposits generated from our branch network, which are our principal sources of funding. We have established policies and procedures with respect to the use of brokered deposits, which require, among other things, that (i) we limit the amount of brokered deposits as a percentage of total assets and (ii) our asset liability committee monitor our use of brokered deposits on a regular basis, including interest rates and the total volume of such deposits in relation to our total assets. In the event that our funding strategies call for the use of brokered deposits, there can be no assurance that such sources will be available, or will remain available, or that the cost of such funding sources will be reasonable. Additionally, if the Bank is no longer considered well capitalized, our ability to access new brokered deposits or retain existing brokered deposits could be affected by market conditions, regulatory requirements or a combination thereof, which could result in most, if not all, brokered deposit sources being unavailable. The inability to utilize brokered deposits as a source of funding could have an adverse effect on our financial position, results of operations and liquidity. In addition, significant reliance on brokered deposits could be perceived negatively by customers, counterparties or investors, which could further affect our funding costs or access to alternative sources of liquidity.
Decreased residential mortgage origination, volume and pricing decisions of competitors may adversely affect our profitability.
Our mortgage operation originates residential mortgage loans primarily through a correspondent origination model, under which residential mortgage loans are referred to and underwritten by third‑party correspondents and sold to these third-party correspondents. We originate home equity lines of credit (“HELOCs”) directly and generally do not sell such loans. Demand for our residential mortgage loan products, as well as the revenues we receive from servicing residential mortgage loans for others, may be adversely affected by changes in interest rates, housing prices, economic conditions affecting borrowers, regulatory actions by applicable governmental authorities, and pricing or product decisions by our loan competitors or correspondent counterparties. If these factors reduce origination volume, margins, or servicing revenues, our net income may be negatively impacted. In addition, new regulations or increased regulatory scrutiny applicable to residential mortgage origination activities or correspondent relationships may be introduced from time to time. Such developments could increase compliance costs, limit available products or counterparties, or otherwise make it more difficult or costly to operate our mortgage business or to maintain correspondent relationships on acceptable terms, which could further adversely affect our results of operations.
Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition and could result in further losses in the future.
Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or OREO, thereby adversely affecting our net interest income, net income and returns on assets and equity, and our loan administration costs could increase, which together with reduced interest income adversely affects our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and OREO also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted, and our loan administration costs could increase, each of which would have an adverse effect on our net income and related ratios, such as return on assets and equity.
We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
Changes in interest rates may negatively affect both the returns on and the market value of our investment securities. Interest rate volatility can reduce unrealized gains or increase unrealized losses in our portfolio. Interest rates are highly sensitive to many factors including monetary policies, domestic and international economic and political issues and other factors beyond our control. These changes can negatively impact our other comprehensive income and equity levels through accumulated other comprehensive income, which includes net unrealized gains and losses on our investment securities. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position. Periods of market stress or deposit outflows could increase the likelihood that we would need to sell securities at unfavorable prices. Additionally, actual investment income and cash flows from investment securities that carry prepayment risk, such as mortgage-backed securities and callable securities, may materially differ from those anticipated at the time of investment or subsequently as a result of changes in interest rates and market conditions. In a rising-rate environment, slower prepayments or extensions of expected maturities could increase interest rate sensitivity and reduce portfolio liquidity. These occurrences could have a material adverse effect on our net interest income or our results of operations.
The implementation of other new lines of business or new products and services may subject us to additional risk.
We continuously evaluate our service offerings and may implement new lines of business or offer new products and services within existing lines of business in the future. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services, we undergo a new product process to assess the risks of the initiative and invest significant time and resources to build internal controls, policies and procedures to mitigate those risks, including hiring experienced management to oversee the implementation of the initiative. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service.
In addition, the development or acquisition of new products, services or business lines may involve operational, technological or integration challenges, including reliance on third‑party vendors or strategic partners, which could increase costs or delay implementation. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. If our risk management, compliance or internal control processes do not scale effectively to support new activities, we may be exposed to increased operational, legal or regulatory risk. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition. In addition, unsuccessful product launches or new business initiatives could adversely affect our reputation and divert management attention from existing operations.
We derive a percentage of our deposits, total assets and income from deposit accounts generated through our LSBX platform BaaS relationships.
Deposit accounts acquired through our LSBX platform totaled $116.4 million, or 7.7% of total deposits at December 31, 2025. Certain deposits generated through our LSBX platform are treated by our regulators as brokered deposits. We provide oversight over these relationships, which must meet all internal and regulatory requirements. Because certain of these deposits are considered brokered deposits, they may subject us to heightened regulatory restrictions, limitations or supervisory expectations applicable to brokered deposits, particularly if we were to become less than well capitalized. We may exit relationships where such requirements are not met or where we are required by our regulators to exit such relationships. In addition, regulatory interpretations or changes in guidance regarding the treatment of BaaS‑related or fintech‑sourced deposits as brokered deposits could increase the portion of our deposits subject to brokered deposit limitations. Also, our LSBX partner(s) could terminate a relationship with us for many reasons, including being able to obtain better terms from another provider or dissatisfaction with the level or quality of our services. If a relationship were to be terminated, it could materially reduce our deposits, assets and income. We cannot assure you that we could replace such relationship. If we cannot replace such relationship, we may be required to seek higher rate funding sources as compared to the existing relationship, and interest expense might increase. We may also be required to sell securities or other assets to meet funding needs, which would reduce revenues or potentially generate losses.
Our banking-as-a-service (“BaaS”) strategy through our LSBX platform faces increasing competition, including from institutions and partners that may no longer require a third-party bank.
Our strategy of partnering with digital financial service providers to offer BaaS has been adopted by a growing number of financial institutions with which we compete. Several technology-enabled banking platforms, as well as conventional banks with digital banking programs, have implemented BaaS strategies similar to ours. As a result, we face increased competition in attracting and retaining BaaS partners, and we expect competitive pressures in this area to continue.
In addition, certain current or prospective partners may seek to reduce their reliance on third-party banking relationships by obtaining their own bank charters or other regulatory approvals that would allow them to offer banking products directly. If such efforts are successful, demand for our BaaS services could decline, existing partner relationships could be reduced or terminated and our ability to grow or maintain deposits, fee income or other revenues associated with these relationships could be adversely affected.
Competition in the BaaS market may also increase our operating and compliance costs, reduce pricing flexibility or limit revenue growth. Any inability to compete effectively in this market could have an adverse effect on our business, financial condition and results of operations.
Our agreements with BaaS partners may produce limited revenue and may expose us to liability for compliance violations by BaaS partners.
We have entered into agreements with BaaS partners, which include digital financial service providers, pursuant to which we will provide certain banking services for the BaaS partner customers, including serving as the issuing bank for debit cards issued to their customers and establishing one or more settlement accounts for the purpose of settling customer transactions in the cash management account program. The agreements have varying terms and may be terminated by the parties under certain circumstances. If our BaaS partners are not successful in achieving customer acceptance of their programs or choose to terminate the agreement before the end of its term, our revenue under the agreement may be limited or may cease altogether. In addition, because we will provide banking services with respect to the cash features of our BaaS partner account programs, our bank regulators may hold us responsible for their activities with respect to the marketing or administration of their programs, which may result in increased compliance costs for us or potentially compliance violations as a result of BaaS partner activities. In recent years, a significant number of banks that provide BaaS have become subject to enforcement actions relating to their partners’ activities, indicating that banking regulators have made banks’ oversight over their BaaS partners a supervisory priority and that there is an increased risk that we could similarly become subject to additional regulatory scrutiny or enforcement. Additionally, financial weaknesses at our BaaS partners could cause us to record greater expenses or losses or suffer reputational harm.
We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, results of operations and growth prospects.
Our success depends, in large part, on our ability to attract and retain key personnel. Competition for the best personnel in most activities we engage in can be intense, as we compete with both smaller banks that may be able to offer bankers with more responsibility and autonomy and larger banks that may be able to offer bankers with higher compensation, resources and support, and we may not be able to hire personnel or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, their knowledge of our market, their relationships in the communities we serve, their years of industry experience and the difficulty of promptly finding qualified replacement personnel. Although we have employment agreements with certain of our executive officers, there is no guarantee that these officers and other key personnel will remain employed with the Company. If we are unable to successfully plan for and execute the transition or replacement of key members of our management team, our operations and strategic initiatives could be adversely affected.
Our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our business and the value of our common stock.
We are a community bank, and our reputation is one of the most valuable components of our business. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, security breaches, litigation, investigations and other proceedings and questionable or fraudulent activities of our customers. Negative publicity regarding our business, employees or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased government regulation. If our reputation is negatively affected by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our common stock may be materially adversely affected.
Our risk management framework may not be effective in mitigating risks and/or losses to us.
Our risk management framework is comprised of various processes, systems and strategies and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.
The financial services market is undergoing rapid technological changes, and if we are unable to stay current with those changes, we will not be able to effectively compete.
The financial services market continually undergoes rapid technological changes with frequent introductions of new technology-driven products and services (including those relating to or involving artificial intelligence, machine learning, blockchain and other distributed ledger technologies) and an established and growing demand for mobile and other phone and computer banking applications. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to keep pace with the technological changes and to use technology to satisfy and grow customer demand for our products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market area. Many of our larger competitors have substantially greater resources to invest in technological improvements and have invested significantly more than us in technological improvements. As a result, they may be able to invest more heavily in developing and adopting new technologies and offer additional or more convenient products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers, which could impair our growth and profitability. The implementation of new technologies may also require changes to existing systems, processes and controls and may increase our reliance on third‐party vendors, which could expose us to additional operational, regulatory or compliance risks. As a result, our ability to effectively compete to retain or acquire new business may be impaired, and the failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition and results of operations.

System failures or disruptions of our network security, or the security of our data processing subsidiary, including as a result of cyberattacks or data security incidents, could subject us to increased operating costs as well as litigation and other liabilities.
The computer systems and network infrastructure we use, including those we maintain with our service providers and vendors, could be vulnerable to hardware and cyber security issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure, natural disasters such as earthquakes, tornadoes and hurricanes or a similar catastrophic event. We could also experience a cybersecurity incident by intentional or negligent conduct on the part of employees or other internal or external sources, including our third-party vendors and cyber criminals through, for example, phishing attempts, brute force attacks, denial of service attacks, viruses or other malicious code, exploiting software vulnerabilities (including “zero-day attacks”), ransomware or other malware and supply chain attacks and other disruptive problems caused by criminal threat actors. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us, including our internet banking activities, against damage from physical break-ins, cyberattacks and other disruptive problems caused by criminal threat actors. Such cyberattacks and other technology disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, and those maintained by our service providers and vendors, which may result in significant liability, reputational damage and inhibit the use of our internet banking services by current and potential customers, any of which may result in a material adverse impact on our financial condition, results of operations or the market price of our common stock. As cyber threats continue to evolve and become more frequent, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, as the regulatory environment related to information security, data collection and use and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.
We and our third-party vendors are under continuous threat of loss due to hacking and cyberattacks especially as we continue to expand client capabilities to utilize internet and other remote channels to transact business. These cyber risks include increased phishing, malware, and other cybersecurity attacks described above, vulnerability to disruptions of our and our third-party vendors’ information technology infrastructure and telecommunications systems for remote operations, increased risk of unauthorized dissemination of confidential information, limited ability to restore the systems in the event of a systems failure or interruption, greater risk of a cybersecurity incident resulting in destruction or misuse of valuable information, and potential impairment of our ability to perform critical functions, including wiring funds, all of which could expose us to risks of data or financial loss, litigation and liability and could seriously disrupt our operations and the operations of any impacted customers.
To date, none of foregoing types of attacks have had a material effect on our business or operations, and we maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. However, no assurances can be provided that we (or our third-party vendors) may not suffer from such an attack in the future that may cause us material harm, especially in light of the risks being posed by the proliferation of new technologies, including artificial intelligence, the use of the Internet and telecommunications technologies to conduct financial transactions and the increased sophistication and activities of cybercriminals and other external parties.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting, deposit processing and other processing services from third-party service providers. If these third-party service providers experience financial, operational (including as a result of a cybersecurity incident) or technological difficulties or terminate their services and we are unable to replace them with other suitable service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace our service providers, it may be at a higher cost to us, which could adversely affect our business, reputation, financial condition and results of operations. In addition, third-party service providers may fail to comply with applicable banking, consumer protection, data privacy or other regulatory requirements, and we may remain subject to regulatory action, fines, remediation requirements or reputational harm as a result. Failures or security breaches involving third-party service providers could also result in the unauthorized disclosure of sensitive customer or proprietary information, customer harm, litigation and increased regulatory scrutiny. Increased regulatory focus on third-party risk management may also result in heightened supervisory scrutiny, examination findings or limitations if our oversight of third-party service providers is deemed insufficient.
We are subject to certain operational risks, including, but not limited to, client or employee fraud and data processing system failures and errors.
Employee errors and employee and client misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our clients or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence. We maintain a system of internal controls and insurance coverage to mitigate against operational risks. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.
In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms we would not have extended.
The developments and use of artificial intelligence (“AI”) presents risks and challenges that may adversely impact our business.
The Company or its third-party (or fourth party) vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services or products. The development and use of AI present a number of risks and challenges to the Company’s business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, security, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in the Company’s implementation of AI technology and increase the Company’s compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential or proprietary information, which infringes on the intellectual property rights of others or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, the Company may rely on AI models developed by third parties and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which the Company may have limited visibility. Any of these risks could expose the Company to liability or adverse legal or regulatory consequences, harm the Company’s reputation and the public perception of its business or the effectiveness of its security and risk-management practices or place us at a competitive disadvantage if we are unable to adopt or govern AI technologies effectively relative to our peers.

Our accounting estimates and risk management processes rely on analytical and forecasting models.
Processes that management uses to estimate our probable incurred credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are accurate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. If the models that management uses for interest rate risk and asset liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models that management uses for determining our probable credit losses are inadequate, the allowance for credit losses may not be sufficient to support future charge-offs. If the models that management uses to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. Any such failure in management’s analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting standards could materially impact our financial statements.
From time to time, the Financial Accounting Standards Board (the “FASB”) or the Securities and Exchange Commission (the “SEC”), may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively or apply an existing standard differently, also retrospectively, in each case resulting in our need to revise or restate prior period financial statements.
Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.
Management regularly monitors, reviews and updates our disclosure controls and procedures, including our internal control over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable assurances that the controls will be effective. The effectiveness of our internal controls also depends on the performance of individuals, and human error, misconduct or changes in personnel could compromise the effectiveness of our controls. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition. Failure to achieve and maintain an effective internal control environment could prevent us from accurately reporting our financial results, preventing or detecting fraud or providing timely and reliable financial information pursuant to our reporting obligations, which could result in a material weakness in our internal controls over financial reporting and the restatement of previously filed financial statements and could have a material adverse effect on our business, financial condition and results of operations. Further, ineffective internal controls could cause our investors to lose confidence in our financial information, which could affect the trading price of our common stock.
The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.
We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business, including regulatory, supervisory and civil proceedings. The outcome of such matters is inherently difficult to predict, and we may not prevail in any particular matter. Any claims asserted against us, regardless of merit or ultimate outcome, may require significant management time and financial resources and could harm our reputation. Adverse judgments, settlements or civil money penalties in litigation or investigations could result in substantial costs, including damages, fines, penalties, remediation expenses or restrictions on our business activities, and could materially adversely affect our business, financial condition and results of operations. Our insurance coverage may not be sufficient to cover all claims, losses or liabilities, and insurance coverage may become more costly or less available over time. Banking institutions are also increasingly subject to private litigation, including class action lawsuits and claims based on evolving legal theories relating to lending practices, account terms, employment matters or other aspects of their operations. We may also be subject to regulatory investigations, examinations or enforcement actions that could result in fines, penalties, customer remediation requirements, or other supervisory actions. Such matters could expose us to significant liability, increased regulatory scrutiny, ongoing compliance or reporting obligations, or reputational harm. Although we seek to manage litigation risk through internal controls, compliance programs, training, insurance and active litigation management, the commencement, outcome and magnitude of litigation or investigations cannot be predicted with certainty.
Risks Related to Legislative and Regulatory Events
We are subject to extensive government regulation that could limit or restrict our activities, which in turn may adversely impact our ability to increase our assets and earnings.
We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve, the Iowa Division of Banking (the “IDOB”) and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. Regulatory authorities also have significant discretion in the interpretation, application and enforcement of laws and regulations and may impose supervisory expectations or informal actions that are not codified in statute or regulation. The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank’s ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements may add costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance. Regulatory constraints may also limit our ability to offer new products or services, pursue strategic initiatives or compete effectively with less-regulated or non-bank financial institutions. In addition, the potential erosion of the independence of the Federal Reserve could negatively impact financial markets and impact our profitability. See the section entitled “Supervision and Regulation” in this prospectus for an additional discussion of the extensive regulation and supervision that the Company and the Bank are subject to.
Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.
The Federal Reserve, the FDIC and the IDOB periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, interest rate sensitivity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Remediation of examination findings may be costly, time-consuming and require significant management attention, and there can be no assurance that such remediation efforts will be completed to the satisfaction of regulators on a timely basis, or at all. Adverse examination findings may also restrict our ability to pay dividends, repurchase shares, pursue mergers or acquisitions, open or close branches, introduce new products or services or otherwise implement our business strategy. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.
We have a concentration in commercial real estate lending which could result in additional costs and restrict our growth.
The federal banking regulators have published supervisory guidelines that call for the adoption of heightened risk mitigation measures for concentrations in commercial real estate loans. The guidelines provide that a bank will be deemed to have a concentration of commercial real estate loans if (i) the total reported loans for construction, land development and other land represent 100% or more of the bank's total capital, or (ii) the total reported loans secured by multifamily and non-farm residential properties, plus loans for construction, land development and other land, represent 300% or more of the bank's total capital and the bank's commercial real estate loan portfolio has increased by 50% or more during the prior 36 months. If such a concentration exists, the guidelines call for the bank (i) to implement heightened risk assessment and risk management practices, including board and management oversight and strategic planning, (ii) to implement and maintain stringent loan underwriting standards, including use of market analyses and stress testing tools to monitor the condition of the bank's commercial real estate loan portfolio and to assess the impact that adverse economic conditions affecting the real estate markets could have on the bank's financial condition, and (iii) if determined to be necessary on the basis of the results of such stress tests, to increase its allowance for credit losses and its capital. Although we actively manage our commercial real estate concentrations and believe that our underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to meet supervisory expectations, our regulators could become concerned about our commercial real estate loan concentrations. If so, we may be required to obtain additional capital, assume higher allowance levels commensurate with our exposures, enhance our risk management practices, or become subject to growth restrictions or other supervisory actions.
Changes to monetary policy by the Federal Reserve could adversely impact our results of operations.
The Federal Reserve is responsible for regulating the supply of money in the United States, including through open market operations and other tools used to influence economic activity and price stability, as well as setting monetary policy. Changes in monetary policy, including the pace, timing and magnitude of interest rate increases or decreases, as well as changes in liquidity conditions, may be volatile and difficult to predict. These actions strongly influence our rate of return on certain investments, our hedge effectiveness for mortgage servicing and our mortgage origination pipeline, as well as our cost of funds for lending and investing. Monetary policy actions may also affect asset valuations, deposit pricing and availability, borrower behavior and overall credit conditions, all of which could adversely impact our liquidity, results of operations, financial condition and capital position. In addition, changes in monetary policy may negatively affect the financial condition of our customers by increasing borrowing costs or reducing access to credit, which could result in increased delinquencies, reduced loan demand or lower profitability. We cannot predict the nature or timing of future changes in monetary, economic or other policies or the effect that they may have on our business activities, financial condition or results of operations.
The Company and the Bank are subject to stringent capital and liquidity requirements.
The Basel III Rule imposes stringent capital requirements on bank holding companies and banks. In addition to the minimum capital requirements, banks and bank holding companies are also required to maintain a capital conservation buffer of 2.5% of Common Equity Tier 1 Capital on top of minimum risk-weighted asset ratios to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction. Banking institutions that do not maintain capital in excess of the Basel III Rule standards including the capital conservation buffer face constraints on the payment of dividends, equity repurchases and compensation based on the amount of the shortfall. Accordingly, if the Bank fails to maintain the applicable minimum capital ratios and the capital conservation buffer, distributions from the Bank to the parent Company may be prohibited or limited.

Future increases in minimum capital requirements could adversely affect our net income. Furthermore, our failure to comply with the minimum capital requirements could result in our regulators taking formal or informal actions against us, which could restrict our future growth or operations.
We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.
Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, Consumer Financial Protection Bureau (the “CFPB”) and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.
We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.
Our business requires the collection and retention of large volumes of customer data, including personally identifiable information, or PII, in various information systems that we maintain and in those maintained by third party service providers. We also maintain important internal company data such as PII about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act (the “GLB Act”), which, among other things: (i) imposes certain limitations on our ability to share nonpublic PII about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach.
Ensuring that our collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of our measures to safeguard PII, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, financial condition and results of operations.

The Federal Reserve may require us to commit capital resources to support the Bank.
The Federal Reserve, which examines us and the Bank, requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Bank is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which the Bank must maintain. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. If the Bank fails to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. We may also be required to satisfy additional capital adequacy standards as determined by the Federal Reserve. These requirements, and any other new regulations, could adversely affect our ability to pay dividends, service holding‐company obligations, pursue growth initiatives or return capital to shareholders and could require us to raise additional capital or reallocate resources in ways that may not be favorable to our shareholders, including at times when market conditions are adverse.
We could face the risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act of 1970, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “USA PATRIOT Act”) and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network of the U.S. Treasury Department (the “FinCEN”), established by the U.S. Department of the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and engages in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, the Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (the “OFAC”) related to U.S. sanctions regimes. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.
Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.
The FDIC insures deposits at FDIC-insured depository institutions, such as the Bank, up to applicable limits. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, place additional pressure on pricing of loans and deposits, limit our ability to pursue certain business opportunities or otherwise negatively impact our operations. The timing and magnitude of any such assessments may be difficult to predict and could adversely affect our earnings in the periods in which they are imposed.
Risks Related to Our Common Stock
An active, liquid trading market for our common stock does not currently exist and may not develop, and as a result, you may not be able to sell your common stock at or above the price you paid for them, or at all.
Our shares are not listed for trading on any exchanges, and the trading of our common shares has substantially less liquidity than publicly traded companies. As a result, an active trading market for shares of our common stock may never develop or be sustained. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. A trading market for our stock depends on the individual decisions of investors and general economic and market conditions over which we have no control. Our stock will not be listed on an exchange following this registration. Consequently, you may not be able to sell your common stock at or above the price you paid for them or any other price or at the time that you would like to sell. As we are not a public company, we do not raise capital by selling our common stock and do not currently have the ability to expand our business by using our common stock as consideration in an acquisition.
The stock market can be volatile, and fluctuations in our operating results and other factors could cause our stock price to decline.
The stock market has experienced, and may continue to experience, fluctuations that significantly impact the market prices of securities issued by many companies. Market fluctuations could adversely affect our stock price. These fluctuations have often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, loss of investor confidence, interest rate changes, tariffs, government shutdowns or international currency fluctuations, may negatively affect the market price of our common stock. Moreover, our operating results may fluctuate and vary from period to period due to the risk factors set forth herein. As a result, period-to-period comparisons should not be relied upon as an indication of future performance. Our stock price could fluctuate significantly in response to our quarterly or annual results, annual projections and the impact of these risk factors on our operating results or financial position.
The price of our common stock could be volatile, and you could lose some or all of your investment as a result.
Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The market price of our common stock may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:
•actual or anticipated variations in our quarterly results of operations;
•recommendations or research reports about us or the financial services industry in general published by securities analysts;
•operating and stock price performance of other companies that investors or analysts deem comparable to us;
•news reports relating to trends, concerns and other issues in the financial services industry;
•perceptions in the marketplace regarding us, our competitors or other financial institutions;
•future sales of our common stock;
•departures of members of our executive management team or other key personnel;
•new technologies used, or services offered, by competitors;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
•changes or proposed changes in laws or regulations, or differing interpretations of existing laws and regulations, affecting our business, or enforcement of these laws and regulations;
•litigation and governmental investigations and
•geopolitical conditions such as acts or threats of terrorism or military conflicts.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.
In addition, the stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. If the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition, results of operations or growth prospects. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
An investment in our common stock is not an insured deposit and is subject to risk of loss.
An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, the Deposit Insurance Fund (the “DIF”) or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.
Our dividend policy may change without notice and any payment of dividends in the future is subject to the discretion of our Board of Directors.
The holders of our common stock will receive cash dividends if and when declared by our board of directors out of legally available funds. Any future determination relating to the payment of dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant.
Our principal business operations are conducted through our subsidiary, Lincoln Savings Bank. Cash available to pay dividends to our shareholders is derived in part from dividends paid by the Bank to us. The ability of the Bank to pay dividends to us, as well as our ability to pay dividends to our shareholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.
Future sales of our common stock in the public market, including by our current stockholders, could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us.
The market price of our common stock could decline as a result of sales of a large number of shares of our common stock available for sale pursuant to this prospectus or from the perception that such sales could occur. The shares sold pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased or held by our affiliates as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the certain limitations imposed by the securities laws.
We cannot predict the size of future issuances or sales of our common stock or the effect, if any, that future issuances or sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline or to be more volatile.

As this prospectus is for the resale of stock held by two current shareholders, we will not receive the net proceeds from common stock sold under this prospectus and have no discretion in the use of the net proceeds.
The net proceeds of this sale will go to the Selling Shareholders and will not be reinvested in the Company. You should therefore be aware that the net proceeds from common stock sold under this prospectus will not be used in a manner that increases our market value or enhances our profitability.
We are an emerging growth company within the meaning of the Securities Act and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our common stock could be less attractive to investors.
For as long as we remain an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, being permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the FASB or the SEC, having reduced disclosure obligations regarding executive compensation and having exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.235 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this registration, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the end of the first fiscal year in which (A) the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year, (B) we have been a public reporting company under the Exchange Act for at least twelve calendar months and (C) we have filed at least one annual report on Form 10-K. Further, it is possible that the Company will not continue to file Exchange Act reports after its contractual obligations with the Selling Shareholder expire and, if that is the case, the amount of publicly available information about the Company will be limited.
The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
As a result of this registration, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.
As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management’s assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
Future issuances of common stock could result in dilution, which could cause our common stock price to decline.
We are generally not restricted from issuing additional shares of stock and may issue up to 25,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock and 100,000 shares of preferred stock authorized in our Amended and Restated Articles of Incorporation, which in each case could be increased by a vote of the holders of a majority of our shares of common stock. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.
Our common stock is subordinate to our existing and future indebtedness.
Shares of our common stock are equity interests and do not constitute indebtedness. As such, our common stock ranks junior to all our customer deposits and indebtedness, and other non-equity claims on us, with respect to assets available to satisfy claims. In addition, the shares of common stock rank junior to the noteholders of the $9,279,000 of junior subordinated debentures that we issued on June 21, 2007, and the $33,500,000 in fixed-to-floating rate subordinated debt issued on January 15, 2026.
Our Articles of Incorporation and Bylaws, and certain banking laws applicable to us, could have an antitakeover effect that decreases our chances of being acquired, even if our acquisition is in our shareholders’ best interests.
Our Articles of Incorporation and our Bylaws could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% or more if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors must comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Collectively, provisions of our Articles of Incorporation and Bylaws and other statutory and regulatory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. Moreover, the combination of these provisions effectively inhibits certain business combinations, which, in turn, could adversely affect the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains, and future oral and written statements by us and our management may contain, forward‑looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, plans, objectives, future performance and business and our transition to and operation as a public company. Forward‑looking statements, which may be based upon beliefs, expectations and assumptions of our management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information or that we have identified all risks to which our business is subject. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements. Actual results, performance or achievements may differ materially from those expressed or implied by forward‑looking statements as a result of various risks, uncertainties and assumptions. Additionally, all statements in this document, including forward‑looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events except as required by applicable law.
A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk Factors” or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or the following:
•The effects of changes in interest rates (including the effects of changes in the rate of prepayments of our assets) and the policies of the Federal Reserve (including and the recent and potential additional rate increases by the Federal Reserve) including on our net interest income and the value of our security portfolio.
•Our hedging strategies and other risk‑mitigation activities intended to manage interest rate and market risk, and the effectiveness of such strategies under changing market conditions.
•The strength of the United States economy in general and the strength of the local economies in which we conduct our operations, including the effects of inflationary pressures, recessionary conditions, reduced consumer spending power, employment trends, supply chain constraints and disruptions in capital markets, which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of our assets.
•The economic impact of any future terrorist threats and attacks, widespread disease or pandemics, acts of war or other threats thereof (including the Russian invasion of Ukraine, conflicts in the Middle East and other geopolitical or macroeconomic events), or other adverse events that could cause economic deterioration or instability in credit markets, commodity markets, and the response of local, state, federal or international governments or regulators to any such adverse external events.
•Credit risks and risks from concentrations (by type of borrower, geographic area, collateral and industry) within our loan portfolio (including commercial real estate loans) and large loans to certain borrowers.
•Our ability to forecast probable credit losses and maintain an adequate allowance for credit losses.
•The accuracy and limitations of the models, assumptions and estimates we use in forecasting, interest rate risk management, asset and securities valuation, allowance for credit losses and financial reporting, particularly during periods of market stress or economic uncertainty.
•The level of non‑performing assets on our balance sheets.
•Fluctuations in the value of securities held in our securities portfolio.

•The concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure.
•Our access to sources of liquidity and capital to address our liquidity needs.
•Our inability to receive dividends from the Bank, pay dividends to our common stockholders or satisfy obligations as they become due.
•Risks related to our banking‑as‑a‑service (“BaaS”) strategy through our LSBX platform, including our ability to attract, retain and replace BaaS partners; the stability, scale and regulatory treatment of deposits generated through BaaS relationships; and the extent to which BaaS‑related activities contribute meaningfully to our revenues, deposits and growth.
•The effects of problems encountered by other financial institutions.
•Our ability to compete with other financial institutions due to increases in competitive pressures in the financial services sector, including from non‑bank competitors such as credit unions and “fintech” companies.
•Our inability to obtain new customers and to retain existing customers, including as a result of technological change, pricing competition, service disruptions, reputational harm or customer preferences for larger or digital‑first financial institutions.
•Consumer spending and saving habits which may change in a manner that affects our business adversely.
•Our ability to successfully integrate acquired businesses and future growth.
•The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, consumer protection, insurance, tax, trade and monetary and financial matters, including any changes in response to bank failures.
•New and revised accounting policies and practices, as may be adopted or interpreted by state and federal regulatory banking agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board, including changes that could require retrospective application or restatement of prior period financial statements.
•The accuracy and completeness of our financial statements and related disclosures.
•Our ability to comply with consumer protection, fair lending, privacy, anti‑money laundering and other applicable banking laws and regulations.
•The effectiveness of our risk management framework.
•Technological changes implemented by us and by other parties, including third‑party vendors, which may be more difficult to implement, more costly than anticipated or subject us to additional operational, regulatory, compliance or reputational risks, including risks relating to cybersecurity, data privacy, artificial intelligence and reliance on third‑party service providers.
•Our dependence on third party service providers and vendors to support critical business functions and systems, and the risks associated with their performance, compliance with regulatory requirements and financial condition.
•The effects of severe weather, natural disasters, widespread disease or pandemics and other external events.
•Our ability to retain key executives and employees and the difficulty that we may experience in replacing key executives and employees in an effective manner.
•The costs, effects and outcomes of existing or future litigation.

•The costs, burdens and diversion of management attention associated with becoming and remaining a public company, including compliance with reporting, governance and internal control requirements, particularly while we remain an emerging growth company.
•Risks related to our common stock, including the absence of an active trading market, stock price volatility, dilution, future sales of common stock by existing shareholders, the resale nature of this offering and the fact that we will not receive the proceeds from the sale of shares under this prospectus.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, in particular, the risk factors beginning on page 12. Because of these risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the results indicated by the forward-looking statements in this prospectus. In addition, our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
This prospectus relates to the sale of our common stock by the Selling Shareholders. The Selling Shareholders may, or may not, elect to sell shares of our common stock covered by this prospectus. To the extent the Selling Shareholders choose to sell shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock.
We will pay for expenses of this offering, except that the Selling Shareholders will pay any broker discounts or commissions or equivalent expenses and expenses of its legal counsel applicable to the sale of their shares.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY
Market for Common Stock
Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. As of April 30, 2026, there were 630 holders of record of our common stock.
Dividend Policy
The declaration of all future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including the financial condition, earnings and liquidity requirements applicable to us and the Bank, regulatory constraints, and any other factors that our board of directors deems relevant in making such a determination. Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. In addition, dividends from the Bank are the principal source of funds for the payment of dividends on our stock. The Bank is subject to certain restrictions under banking laws and regulations that may limit its ability to pay dividends to us. Therefore, there can be no assurance that we will pay any dividends to holders of our stock and no assurance as to the amount of any such dividends.
We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, our ability to service debt obligations senior to our common stock, banking regulations, contractual, legal, tax and regulatory restrictions, and limitations on the payment of dividends by us to our shareholders or by the Bank to us and such other factors as our board of directors may deem relevant. We cannot assure you that we will be able to pay dividends to holders of our common stock in the future. Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay any dividends on our common stock depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies.
Dividend Limitations. Under Iowa law, the Bank may pay a dividend in the form of cash or property only if such is paid out of undivided profits. Federal law places the following limits on the amount of dividends the Bank may pay to the Company unless the dividends are paid in the form of common stock. Prior approval by the board of directors is required for dividends if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank’s net income during the current calendar year and the retained net income of the prior two calendar years. Further, the Bank requires the prior approval of the board of directors and at least two-thirds of the shareholders of each class of stock outstanding in order to pay a dividend if the dividend would exceed the Bank’s undivided profits as reportable on its Reports of Condition and Income.
The Federal Reserve has established requirements with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. Where a bank holding company intends to declare or pay a dividend that could raise safety and soundness concerns, it generally will be required to inform and consult with the Federal Reserve in advance. It is the policy of the Federal Reserve that a bank holding company should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the company’s capital needs and overall current and prospective financial condition, and that bank holding companies should inform and consult with the Federal Reserve in advance of declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid. As a depository institution, the deposits of which are insured by the FDIC, the Bank may not pay dividends or make capital distributions if the Bank would thereafter be undercapitalized. In addition, the Bank may not pay dividends on its capital stock if it remains in default on any assessment due to the FDIC. The Bank currently is not in default under any of its obligations to the FDIC. See the section entitled “Supervision and Regulation” for more information regarding the regulatory limitations on our ability to declare and pay dividends.

Our ability to pay dividends may also be limited on account of our outstanding indebtedness. We currently have two series of debentures. We must make the required payments on our debentures before any cash dividends can be paid on our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information included elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to containing historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements, except to the extent required by law.
The following discussion presents management’s perspective on our results of operations and financial condition on a consolidated basis. However, because we conduct all of our material business operations through our bank subsidiary, Lincoln Savings Bank, the discussion and analysis relates to activities primarily conducted by the Bank.
Results of Operations
The following discussion provides information about our results of operations, financial condition, liquidity, and capital resources. This information is intended to facilitate the understanding and assessment of significant changes and trends related to our results of operations and financial condition. This discussion should be read in conjunction with our consolidated financial statements and the accompanying Notes, as of December 31, 2025 and 2024 and for the years then ended, presented elsewhere in this document.
The consolidated Company is referred to as “we” or “our” or “the Company” in the following discussion.
Known Trends and Uncertainties
There has been no significant change in our financial or trading position, and no material adverse change has occurred since the date of our audited financial statements. After this filing, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance),
Critical Accounting Policies and Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.
Critical accounting policies are those that are both most important to the portrayal of our financial condition and results of operations, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to the determination of the allowance for credit losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, valuation of goodwill, fair value of financial instruments, and valuation of deferred tax assets, all of which involve significant judgment by management.
Allowance for Credit Losses
The allowance for credit losses (“ACL”) is an estimate of expected losses inherent within the Company’s existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss provision expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries.
The recorded ACL on loans is determined based on the amortized cost basis of the assets and may be determined at various levels, including homogeneous loan pools and individual credits with unique risk factors. Since adoption of ASU 2016-13 (“CECL”) in 2023, the Company has used a discounted cash flow approach to calculate the ACL for each loan segment. Within the discounted cash flow model, a probability of default (“PD”) and loss given default (“LGD”) assumption is applied to calculate the expected loss for each loan segment. PD is the probability the asset will default within a given timeframe and LGD is the percentage of the assets not expected to be collected due to default. PD and LGD data is derived using a combination of external data and internal historical default and loss experience.
CECL may create more volatility in the Company’s ACL. Under CECL, the Company’s ACL may increase or decrease period to period based on many factors, including, but not limited to, macroeconomic forecasts and conditions; a change in the prepayment speed assumption; an increase or decrease in loan balances, including changes to the Company’s loan portfolio mix; credit quality of the loan portfolio; and various qualitative factors outlined in ASU 2016-13.
The Company considers the ACL on loans to be a critical accounting policy given the uncertainty in evaluating the allowance required to cover management’s estimate of all expected credit losses over the expected contractual life of the loans in its portfolio. Determining the appropriateness of the allowance is a key management function that requires significant judgment and estimates by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the current loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance in future periods. While the Company’s current evaluation indicates that the ACL on loans at December 31, 2025 and 2024 was appropriate, the allowance may need to be increased under adversely different conditions or assumptions.
The significant key assumptions used with the ACL on loans calculation at December 31, 2025 using the CECL methodology, included:
•Macroeconomic factors (loss drivers): Macroeconomic factors are used within our discounted cash flow model to forecast the PD over the forecast period. As macroeconomic factors worsen the PD increases, and the corresponding LGD increases, resulting in an increase in the ACL on loans. The Company utilizes national, state and local unemployment, changes in national gross domestic product (“GDP”), changes in federal funds rates, and changes in inflation in estimation of the ACL on loans. Macroeconomic factors used in the calculation of the ACL on loans may change from time to time and in times of greater uncertainty. The Company may consider a range of possible forecasts and evaluate the probability of each scenario.
•Forecast period and reversion speed: ASU 2016-13 requires a company to use a reasonable and supportable forecast period in developing the ACL, which represents the time period that management believes it can reasonably forecast the identified loss drivers. Generally, the forecast period management believes to be reasonable and supportable is set annually and validated through an assessment of economic leading indicators. In periods of greater volatility and uncertainty, such as that seen across the global markets and economies, including the U.S., the Company may elect to use a shorter forecast period, whereas when markets, economies and various other factors are considered more stable and certain, the Company may elect to use a longer forecast period. Once the reasonable and supportable forecast period is determined, ASU 2016-13 requires a company to revert its loss expectations to the long-run historical mean for the remainder of the contract life of the asset, adjusted for prepayments. In determining the length of time over which the reversion will take place (i.e. “reversion speed”), the Company considers such factors such as, but not limited to, historical loan loss experience over previous economic cycles, as well as where the Company believes it is within the current economic cycle. At December 31, 2025, the Company used a one-year forecast period and two-year reversion period for each loan segment to measure the ACL on loans.
•Prepayment speeds: Prepayment speeds are determined for each loan segment utilizing the Company’s own historical loan data, as well as consideration of current environmental factors. The prepayment speed assumption is utilized with the discounted cash flow model (i.e. the CECL model) to forecast expected cash flows over the contractual life of the loan, adjusted for expected prepayments. A higher prepayment speed assumption will drive a lower ACL, and vice versa.

•Qualitative factors: ASU 2016-13 requires companies to consider various qualitative factors that may impact expected credit losses. The Company continues to consider qualitative factors in determining and arriving at our ACL on loans each reporting period.
Collateral Dependent Financial Assets
For a loan that does not share risk characteristics with other loans, expected credit loss is measured based on net realizable value, that is, the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.
Our accounting policies and related disclosures about credit losses are discussed in more detail in the Notes to our consolidated financial statements for the years ended December 31, 2025 and 2024. Please refer to “Note 1 – Nature of Operations and Summary of Significant Accounting Policies, and “Note 3 – Loans and Allowance for Credit Losses”.
Valuation of Real Estate Acquired in Connection with Foreclosures or in Satisfaction of Loans
Real estate acquired through foreclosure or in satisfaction of loans (other real estate owned, or “OREO”) is recorded at fair value less estimated costs to sell at the time of acquisition, which establishes a new cost basis. After acquisition, OREO is carried at the lower of its carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income (loss) or expense from foreclosed assets.
The valuation of OREO is considered a critical accounting estimate because it requires management judgment and is subject to uncertainty. Fair value is generally based on third‑party appraisals, broker price opinions, or internal evaluations, adjusted as appropriate for current market conditions, property‑specific factors, and estimated costs to dispose of the asset. These valuations require assumptions regarding market demand, pricing of comparable properties, expected holding periods, and property condition.
OREO values are sensitive to changes in local real estate market conditions. Factors such as declining property values, limited market activity, longer marketing periods, changes in interest rates, or adverse economic conditions could reduce estimated fair values. In addition, individual properties may be unique or illiquid, which can limit the availability of observable market data and increase reliance on judgment.
If actual sales prices, time to disposition, or selling costs differ from management’s expectations, or if market conditions deteriorate, the Company may be required to record additional valuation write‑downs or losses upon sale. Such adjustments could have an adverse effect on results of operations in the period recognized. Because these outcomes depend on future events and market conditions, actual results may differ from management’s estimates.
Our accounting policies and related disclosures about OREO are discussed in more detail in the Notes to our consolidated financial statements for the years ended December 31, 2025 and 2024. Please refer to “Note 1 – Nature of Operations and Summary of Significant Accounting Policies.”
Valuation of Goodwill
Goodwill results from business lines purchased in prior years. The acquisition method of accounting requires that assets and liabilities acquired in a business combination are recorded at fair value as of the acquisition date, typically resulting in goodwill. The valuation of assets and liabilities in a business combination involves estimates that are inherently subjective. Goodwill represents the excess of the consideration we paid over the fair value of identifiable assets and liabilities acquired. Goodwill and indefinite-lived intangibles are evaluated annually for impairment or more frequently if impairment indicators are present. If the implied fair value of goodwill or the fair value of the indefinite-lived intangible is over their carrying amounts, an impairment loss is recognized in an amount equal to the difference.
Goodwill is considered a critical accounting estimate because adverse changes in the Company’s business could result in a material impairment charge. Factors that could negatively impact the fair value estimate include, but are not limited to, sustained declines in revenues or profitability, adverse changes in macroeconomic or industry conditions, increased competitive pressures, regulatory changes, loss of key customers or contracts, or the failure to achieve forecasted operating results or synergies associated with prior acquisitions.
Our accounting policy for goodwill is disclosed in “Note 1 – Nature of Operations and Summary of Significant Accounting Policies” and “Note 6 – Goodwill” to the year-end financial statements.
Fair Value of Financial Instruments
The Company measures the fair value of certain financial instruments on a recurring or nonrecurring basis and discloses the fair value of additional financial instruments in the notes to the consolidated financial statements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Determining fair value requires the use of valuation techniques and, in some cases, significant management judgment.
The fair value of financial instruments for which quoted market prices are not available is estimated using valuation models that consider observable market inputs, such as interest rates, yield curves, credit spreads, and other relevant factors. For certain instruments, including loans, collateral‑dependent assets, and other assets measured on a nonrecurring basis, fair value estimates may incorporate unobservable inputs due to limited market activity. As a result, these valuations may rely on assumptions regarding expected cash flows, prepayment speeds, credit risk, collateral values, and liquidity discounts.
The valuation of financial instruments is considered a critical accounting estimate because changes in market conditions or assumptions used in valuation models can materially affect estimated fair values. Factors such as changes in interest rates, credit spreads, borrower credit quality, or market liquidity may significantly impact fair value estimates. In addition, valuations that rely on unobservable inputs are inherently more subjective and may be more sensitive to changes in judgment or underlying assumptions.
Because fair value estimates are based on conditions at a specific point in time and on information available at that date, actual proceeds received upon sale or settlement of a financial instrument may differ from its estimated fair value. If market conditions deteriorate or assumptions prove inaccurate, the Company could be required to record valuation adjustments or impairment charges, which could adversely affect results of operations in the period recognized.
Our accounting policy for fair value of financial instruments is disclosed in “Note 1 – Nature of Operations and Summary of Significant Accounting Policies” and “Note 16 – Disclosures About Fair Value of Assets and Liabilities” to the year-end financial statements.
Valuation of Deferred Tax Assets
Deferred tax assets arise from temporary differences between the financial reporting and tax basis of assets and liabilities, as well as from tax attributes such as net operating loss carryforwards. Deferred tax assets are recognized to the extent management believes it is more likely than not that they will be realized through future taxable income or available tax planning strategies.
The valuation of deferred tax assets is considered a critical accounting estimate because it requires significant judgment regarding the timing and amount of future taxable income. In evaluating the realizability of deferred tax assets, management assesses positive and negative evidence, including historical earnings, expectations for future profitability, the reversal of temporary differences, and the feasibility of tax planning strategies. These assessments require assumptions about future operating results and economic conditions that are inherently uncertain.
Deferred tax assets are sensitive to changes in business performance and economic conditions. Adverse developments such as sustained operating losses, changes in the composition or timing of income, or unfavorable economic trends could reduce the Company’s ability to realize deferred tax assets. In addition, changes in tax laws or regulations, including changes in tax rates or limitations on the use of net operating losses, could negatively affect the realizability of deferred tax assets.
If management determines that it is more likely than not that some portion of the deferred tax assets will not be realized, the Company would be required to record or increase a valuation allowance, which would increase income tax expense and negatively affect results of operations in the period recognized. Because future taxable income and tax law developments cannot be predicted with certainty, actual results may differ from management’s estimates.
Our accounting policy for valuation of deferred tax assets is disclosed in “Note 1 – Nature of Operations and Summary of Significant Accounting Policies” and “Note 12 – Income Taxes” to the year-end financial statements.
Emerging Growth Company
Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have irrevocably elected to adopt new accounting standards within the same time periods as private companies.
Although we are still evaluating the JOBS Act, we may take advantage of some of the reduced regulatory and reporting requirements that are available to it so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Selected Consolidated Financial Information – Years Ended December 31, 2025 and 2024
Selected consolidated financial information for the Company at or for the years ended December 31, 2025 and 2024, follows:

	At or For the Years Ended December 31,		Increase (Decrease)
	2025	2024	$	%
	(Dollars in thousands)
Selected Balance Sheet Data
Cash and cash equivalents	$134,276	$18,062	$116,214	643.42%
Available-for-sale debt securities	329,909	265,346	64,563	24.33%
Loans held for sale	605	900	(295)	(32.78)%
Loans (not including loans held for sale)	1,166,956	1,414,839	(247,883)	(17.52)%
Net deferred loan fees, premiums and discounts	920	603	317	52.57%
Allowance for credit losses	17,865	16,009	1,856	11.59%
Loans, net	1,148,171	1,398,227	(250,056)	(17.88)%
Cash value of life insurance	36,887	35,303	1,584	4.49%
Goodwill	18,805	18,805	—	—%
Other assets (1)	91,725	112,759	(21,034)	(18.65)%
Total assets	$1,760,378	$1,849,402	$(89,024)	(4.81)%
Deposits	$1,507,071	$1,581,690	$(74,619)	(4.72)%
Federal Home Loan Bank advances	70,000	89,510	(19,510)	(21.80)%
Notes payable	14,500	14,500	—	—%
Junior subordinated debentures	9,279	9,279	—	—%
Other liabilities (2)	21,714	17,565	4,149	23.62%
Total liabilities	1,622,564	1,712,544	(89,980)	(5.25)%
Stockholders’ equity	137,814	136,858	956	0.70%
Total liabilities and stockholders’ equity	$1,760,378	$1,849,402	$(89,024)	(4.81)%
Selected Average Balance Sheet Data
Average earning assets	$1,612,589	$1,671,301	$(58,712)	(3.51)%
Average total assets	$1,797,723	$1,841,376	$(43,653)	(2.37)%
Average stockholders’ equity	$120,825	$127,898	$(7,073)	(5.53)%
Selected Operating Data
Interest income	$90,927	$94,724	$(3,797)	(4.01)%
Interest expense	46,524	54,822	(8,298)	(15.14)%
Net interest income	44,403	39,902	4,501	11.28%
Provision for credit losses	3,501	5,378	(1,877)	(34.90)%
Noninterest income	12,944	24,817	(11,873)	(47.84)%
Noninterest expense	56,759	61,208	(4,449)	(7.27)%
Credit for income taxes	(465)	(472)	7	(1.48)%
Net loss	$(2,448)	$(1,395)	$(1,053)	75.48%
__________________
(1)Includes premises and equipment, other real estate, accrued interest receivable, other investments and other assets.
(2)Includes accrued interest payable and other liabilities.

	At or For the Years Ended December 31,
	2025	2024
Selected Financial Ratios
Return on average assets	(0.14)%	(0.08)%
Return on average equity	(2.03)%	(1.09)%
Net interest margin	2.75%	2.39%
Gross Loans/deposits	77.43%	89.45%
Allowance for credit losses to gross loans	1.53%	1.13%
Non-performing loans to gross loans	3.13%	0.87%
Tier 1 leverage ratio of subsidiary Bank	9.00%	8.69%
Total risk-based capital ratio of subsidiary Bank	13.32%	11.59%
Stockholders’ equity to total assets	7.83%	7.40%
Financial Condition
Our primary investment activities are the origination of real estate, commercial, and agricultural loans and the purchase of debt securities. Assets are funded primarily by deposits, borrowings such as Federal Home Loan Bank (“FHLB”) advances, and stockholders’ equity.
Total assets were $1.76 billion at December 31, 2025, representing a decrease of $89.0 million, or (4.81)%, from $1.85 billion at December 31, 2024. The decrease was primarily due to a $250.1 million decrease in loans, net and a $21.0 million decrease in other assets, partially offset by an increase of $116.2 million in cash and cash equivalents and an increase of $64.6 million in available-for-sale debt securities.
Our primary earning assets and funding sources are discussed below, including significant changes in our assets, liabilities, and stockholders’ equity during the year ended December 31, 2025.
Available-For-Sale Debt Securities Portfolio
The available-for-sale debt securities portfolio serves the following purposes: (i) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender; (ii) it provides liquidity to even out cash flows from the loan and deposit activities of customers; (iii) it can be used as an interest rate risk management tool, since it provides a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of the Company; and (iv) it is an alternative interest-earning use of funds when loan demand is weak or when deposits grow more rapidly than loans.
Consistent with our investment policy, our portfolio consists of (i) asset-backed securities; (ii) collateralized mortgage obligations; (iii) government-sponsored mortgage-backed securities; (iv) state and political subdivisions; (v) U.S. treasuries; (vi) U.S. government agencies; and (vii) collateralized debt obligations.
All debt securities are classified as available-for-sale. Accounting guidance requires available-for-sale debt securities to be marked to fair value with an offset to accumulated other comprehensive income (loss), which is a component of stockholders’ equity. Monthly adjustments are made to reflect changes in the fair value of our available-for-sale debt securities.

The following table sets forth the carrying value of our available-for-sale debt securities as of December 31, 2025 and 2024.

	December 31,
	2025		2024		Dec. 31, 2025
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	% of Total Portfolio (Based on Fair Value)
	(Dollars in thousands)
Available-For-Sale Debt Securities
Asset-backed securities	$2,386	$2,405	$—	$—	0.7%
Collateralized mortgage obligations	102,824	99,360	60,163	55,632	30.1%
Government sponsored mortgage-backed securities	49,911	45,021	55,695	48,079	13.7%
State and political subdivisions	168,260	146,012	169,179	143,606	44.3%
U.S. treasuries	14,942	14,239	14,915	13,561	4.3%
U.S. government agencies	—	—	3,000	2,968	—%
Collateralized debt obligations	22,950	22,872	1,500	1,500	6.9%
Total securities available for sale	$361,273	$329,909	$304,452	$265,346	100.0%
The Company’s collateralized mortgage obligations and government sponsored mortgage-backed securities portfolios consist of securities predominantly underwritten to the standards of and guaranteed by the following government-sponsored agencies: Federal Home Loan Mortgage Corporation; Federal National Mortgage Association; and Government National Mortgage Association.
The following table sets forth certain information regarding the amortized cost, weighted average yields (based upon the amortized cost of the underlying security), and maturities of our investment securities portfolio as of December 31, 2025. Yields on tax-exempt obligations have been computed on a tax equivalent basis, using the 21% federal tax rate. Mortgage-backed investment securities include scheduled principal payments and estimated prepayments based on observable market inputs. Actual prepayments will differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

	Maturities and Weighted Average Yields as of December 31, 2025
(Dollars in thousands)	One year or less		One to five years		Five to ten years		Over ten years		Total
Available-for-sale debt securities	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
Asset-backed securities	$—	—%	$2,386	6.32%	$—	—%	$—	—%	$2,386	6.32%
Collateralized mortgage obligations	—	—%	80,156	5.15%	22,668	2.78%	—	—%	102,824	4.63%
Government sponsored mortgage-backed securities	167	2.18%	7,684	3.89%	35,389	2.72%	6,671	1.76%	49,911	2.77%
State and political subdivisions	80	3.00%	11,821	3.04%	18,237	2.23%	138,122	3.10%	168,260	2.97%
U.S. treasuries	—	—%	14,942	1.27%	—	—%	—	—%	14,942	1.27%
U.S. government agencies	—	—%	—	—%	—	—%	—	—%	—	—%
Collateralized debt obligations	—	—%	10,953	7.20%	11,997	6.76%	—	—%	22,950	6.97%
Total	$247	2.45%	$127,942	4.55%	$88,291	3.26%	$144,793	2.96%	$361,273	3.62%
Percent of total amortized cost	0.07%		35.41%		24.44%		40.08%		100.0%
Cumulative % of total am. cost	0.07%		35.48%		59.92%		100.0%
The following factors may be particularly relevant when comparing our investment portfolio with the performance of other financial institutions:
•All debt security investments are classified as available-for-sale;

•All debt securities are carried at fair value on the balance sheet;
•Unrealized losses on debt securities, net of deferred tax, are reflected in stockholders’ equity; and
•Based on amortized cost as of December 31, 2025, 37.6% of debt securities have contractual maturities within five years.
Loan Portfolio
Loans represent the largest portion of our earning assets and typically provide higher yields than other assets. The quality and diversification of the loan portfolio is an important consideration when reviewing our financial condition. The Company’s loan policy provides consistent standards and direction to achieve goals and objectives, which include maximizing earnings over the short and long term by managing risks. Internal concentration limits exist on all loan types, including the commercial & national credit & SBA/government guaranteed segment and agricultural and farmland segment. The Company has established strong underwriting practices and procedures to assess borrower credit risk, including review of debt service ability and collateral values and evaluation of guarantors. Appropriate actions are taken when a borrower is past due on payments or no longer able to service its debt.
The Company’s loan portfolio consists of various types of loans: construction real estate, multi-family real estate, commercial real estate and 1-4 family real estate, agricultural and farmland, commercial & national credit & SBA/government guaranteed, and loans to individuals. At December 31, 2025 and 2024, the commercial real estate segment had the highest concentration and comprised 28.0% and 27.8%, respectively, of our loan portfolio. The Company’s loans are primarily to borrowers in the Iowa markets where we operate.
Real estate loans consist of: Construction – land and commercial development, Multi-family real estate, Commercial real estate, and 1-4 family real estate including construction.
•Construction – land and commercial development: The Company provides financing for both horizontal (land development) and vertical (construction) financing, with a primary focus within our identified lending footprint. Land development financing is broad in scope, serving both commercial and residential developers. The loan policy outlines the underwriting criteria for each of these areas. These loans are generally structured with variable rates based on the Prime interest rate with loan maturities driven by the project scope, generally 12 – 18 months. Guarantor financial strength and liquidity play a vital role in underwriting these credits as collateral liquidation is generally the primary source of repayment.
•Multi-family real estate: The company provides many types of multifamily real estate financing, ranging from smaller properties to larger multi building complexes, as well as standard multifamily to more urban mixed use properties. Underwriting guidelines for these loans are laid out in the loan policy, with available market data including vacancy and absorption rates used in the analysis. Project economics are stressed to ensure their ability to withstand changes in rents, expenses, and occupancy. Loan amortizations for multifamily properties range from 20 – 30 years depending on the age of the property. Interest rates for these types of properties are predominantly adjustable, with the initial fixed rate periods generally not exceeding five years.
•Commercial real estate: The Company focuses on both owner and non-owner occupied commercial real estate properties. Property types included within this segment would consist of industrial, warehouse, flex, and office for example. Underwriting guidelines for these loans are documented in the loan policy. Market data, vacancy rates, lease rates and duration are some of the items used within the analysis. Loan amortizations for commercial real estate properties are generally 20 years, with adjustable interest rates.
•1-4 family real estate including construction: The Company provides many types of loans involving the purchase or refinance of real property including consumer mortgages, home construction, home improvement and small lines of credit. The loan policy addresses specific credit guidelines for each type. Many of the consumer real estate loans underwritten by the Company, other than home equity lines of credit (“HELOC”), conform to the underwriting requirements of Fannie Mae or other secondary market aggregators to allow the Company to resell loans in the secondary market. The Company structures most loans that will not conform to those underwriting requirements as adjustable rate mortgages that mature or adjust in one to five years, and then retains these loans in the Bank’s portfolio. Servicing rights are generally not retained on the residential real estate loans sold in the secondary market except for select loans sold to the Federal Home Loan Bank MPF program.
Agricultural and farmland loans are subject to underwriting standards and processes similar to commercial loans. The Company provides a wide range of agricultural loans, including lines of credit for working capital and operational purposes, and term loans for the acquisition of real estate, facilities, equipment and other purposes. Collateral for agricultural loans generally includes accounts receivable, inventory (typically grain or livestock) and equipment. Collateral for agricultural real estate loans is generally real estate and improvements.
Commercial, Shared National Credits, & SBA/Government Guaranteed loans focus on small and mid-sized businesses with primary operations in transportation, warehousing, manufacturing, as well as service industry companies such as retailers and hospitality. Shared national credits include engaging with the shared national credit market or leverage loan market under the advisement of a third-party asset manager. Small business administration (“SBA”)/government guaranteed loans are loans made to small businesses under the SBA 7(a) program in which the U.S. SBA guarantees a portion of the loan, therefore representing less risk to the Company.
Loans to individuals consist of consumer loans and other types including motor vehicle, signature loans, and small personal credit lines.
Loan characteristics and risks and underwriting are described in more detail in our December 31, 2025 consolidated financial statements, primarily in accompanying Notes 1 and 3.
The following table sets forth loans within each segment of our portfolio at year-end 2025 and 2024, including their percentage of total loans and increase (decrease) during 2025:

	December 31,		December 31,		Increase (Decrease) in 2025
	2025	2024	2025	2024
	(Dollars in thousands)		Percent of Total Loans		Percentage
Real Estate:
Construction - Land and commercial development	$41,508	$75,425	3.6%	5.3%	(45.0)%
Multi-family	179,265	188,337	15.4%	13.3%	(4.8)%
Commercial	327,023	392,884	28.0%	27.8%	(16.8)%
1-4 Family including construction	241,626	279,905	20.7%	19.8%	(13.7)%
Agricultural and Farmland	164,525	171,345	14.1%	12.1%	(4.0)%
Commercial & National credit & SBA/Government guaranteed	209,522	302,494	17.9%	21.4%	(30.7)%
Loans to Individuals - Other	3,487	4,449	0.3%	0.3%	(21.6)%
Total loans	1,166,956	1,414,839	100.0%	100.0%	(17.5)%
Net deferred loan fees, premiums and discounts	(920)	(603)			52.6%
Allowance for credit losses - loans	(17,865)	(16,009)			11.6%
Loans, net	$1,148,171	$1,398,227			(17.9)%

The following table sets forth contractual maturities by loan portfolio segment. This table does not include unscheduled prepayments:

	As of December 31, 2025
	(Dollars in thousands)
Loans, maturing in	1 Year or less	1 - 5 Years	5 -15 Years	After 15 Years	Total
Real Estate:
Construction - Land and commercial development	$10,469	$20,752	$9,788	$499	$41,508
Multi-family	23,179	90,833	52,434	12,819	179,265
Commercial	51,097	123,578	145,348	7,000	327,023
1-4 Family including construction	34,893	39,729	31,066	135,938	241,626
Agricultural and Farmland	51,864	25,920	61,610	25,131	164,525
Commercial & National credit & SBA/Government guaranteed	114,539	67,599	22,977	4,407	209,522
Loans to Individuals - Other	1,530	1,871	86	—	3,487
Total	$287,571	$370,282	$323,309	$185,794	$1,166,956
Percentage of total loans	24.64%	31.73%	27.71%	15.92%	100.0%
The following table presents loans that mature after one year, set forth by loan segment and fixed or adjustable interest rate:

	As of December 31, 2025
	(Dollars in thousands)
Loans, maturing after 1 year	Fixed Rate	Adjustable Rate	Total
Real Estate:
Construction - Land and commercial development	$16,771	$14,268	$31,039
Multi-family	84,660	71,426	156,086
Commercial	143,546	132,380	275,926
1-4 Family including construction	34,305	172,428	206,733
Agricultural and Farmland	45,989	66,672	112,661
Commercial & National credit & SBA/Government guaranteed	71,021	23,962	94,983
Loans to Individuals - Other	1,410	548	1,958
Total	$397,702	$481,684	$879,386
Percentage of loans maturing >1 year	45.22%	54.78%	100.0%
Credit Quality and the Allowance For Credit Losses On Loans
In accordance with CECL guidance, the Company has grouped its loan portfolio into segments with similar risk characteristics based on factors such as loan type, credit risk profile, borrower characteristics, and other relevant attributes that influence the risk of default. By dividing loans into these segments, the Company can apply more tailored loss estimation techniques that reflect the specific credit risks associated with each segment.
Evaluations of the Company’s loan portfolio, its segments, and individual credits are inherently subjective and require significant judgments dependent on the circumstances at the time of the evaluation. As such, current period results are not an indication of future performance, and future evaluations may result in substantial changes to the allowance for credit losses and related provision expense as a result of changing economic conditions, asset quality, or loan portfolio composition in future periods.
For more information on the Company’s allowance for credit losses methodology, including the quantitative and qualitative factors used in the calculation, please see “Note 1 – Nature of Operations and Summary of

Significant Accounting Policies” and “Note 3 – Loans and Allowance for Credit Losses” within the Notes to Consolidated Financial Statements.
The following table presents: (1) allowance for credit losses by loan portfolio segment, (2) loans by portfolio segment compared to total loans (dollars and percentage), and (3) allowance for credit losses by loan portfolio segment as a percentage of the total ACL for the periods indicated:

(Dollars in thousands)
As of December 31, 2025	Allowance for Credit Losses	Total Loans	% of Total Loans Outstanding	Allowance as a % of Total ACL
Real Estate:
Construction - Land and commercial development	$1,306	$41,508	3.6%	7.3%
Multi-family	945	179,265	15.4%	5.3%
Commercial	9,535	327,023	28.0%	53.4%
1-4 Family including construction	2,164	241,626	20.7%	12.1%
Agricultural and Farmland	975	164,525	14.1%	5.4%
Commercial & National credit & SBA/Government guaranteed	2,892	209,522	17.9%	16.2%
Loans to Individuals - Other	48	3,487	0.3%	0.3%
Total	$17,865	$1,166,956	100.00%	100.0%

(Dollars in thousands)
As of December 31, 2024	Allowance for Credit Losses	Total Loans	% of Total Loans Outstanding	Allowance as a % of Total ACL
Real Estate:
Construction - Land and commercial development	$1,112	$75,425	5.3%	6.9%
Multi-family	874	188,337	13.3%	5.5%
Commercial	6,930	392,884	27.8%	43.2%
1-4 Family including construction	2,470	279,905	19.8%	15.4%
Agricultural and Farmland	1,003	171,345	12.1%	6.3%
Commercial & National credit & SBA/Government guaranteed	3,595	302,494	21.4%	22.5%
Loans to Individuals - Other	25	4,449	0.3%	0.2%
Total	$16,009	$1,414,839	100.0%	100.0%
The allowance for credit losses was $17.9 million at December 31, 2025, an increase of $1.9 million, or 11.59%, from $16.0 million at December 31, 2024. The increase is due to increases in specific reserves on certain nonperforming loans offset by decreases in gross loan balances for each segment.  The allowance as a percentage of gross loan balances increased from 1.1% at December 31, 2024 to 1.5% at December 31, 2025.

Past Due Loans
Loans past due are summarized in the following table.

	(Dollars in thousands)		Percentage of Total Loans
	December 31,		December 31,
Loans past due	2025	2024	2025	2024
30-89 days past due	$3,864	$8,012	0.33%	0.57%
90 or more days past due and accruing	32	302	—%	0.02%
Total loans past due 30 days or more and accruing	$3,896	$8,314	0.33%	0.59%
Past due loans remain at manageable levels. The decline in total loans past due 30 days or more and accruing between December 31, 2024 and December 31, 2025 was largely due to a decline in 30-89 days past due stemming from the resolution of larger credits in excess of $100,000 that were mostly paid-off or moved to a current status in 2025. Management believes collateral coverage will prevent or mitigate losses on these loans.
For more information about past due loans, please refer to “Note 3 – Loans and Allowance for Credit Losses” to our consolidated financial statements.
Nonperforming Assets
The following table sets forth information about non-performing assets, including loans on nonaccrual, accruing loans that are greater than or equal to 90 days past due, and other real estate owned. The accrual of interest on non-performing loans is generally discontinued at the time the loan is ninety days delinquent unless the credit is well secured and in the process of collection.

	December 31,
	2025	2024
	(Dollars in thousands)
Non-performing assets
Nonaccrual loans	$36,467	$12,069
Loans past due 90 days or more and accruing interest	32	302
Total non-performing loans	36,499	12,371
Other real estate owned	9,966	5,858
Total non-performing assets	$46,465	$18,229
Non-performing loans to total gross loans	3.13%	0.87%
Non-performing assets to total assets	2.64%	0.99%
Allowance for credit losses on loans to non-performing loans	48.95%	129.41%
Allowance for credit losses on loans to total gross loans	1.53%	1.13%
Net charge-offs to total gross loans	0.10%	0.81%
Non-performing loans were $36.5 million at December 31, 2025, an increase of $24.1 million, or 195.0%, from $12.4 million at December 31, 2024. The increase in nonaccrual loans was largely due to two commercial real estate relationships with a total outstanding loan balance of $23.2 million. We currently expect resolution of both of these relationships in 2026 and believe the individually analyzed reserves are sufficient at this time.
Other real estate owned was $10.0 million at December 31, 2025, an increase of $4.1 million, or 70.1%, from $5.9 million at December 31, 2024. This increase stemmed from the addition of one relationship with a total balance of $6.1 million. We believe this number could fluctuate both higher and lower throughout 2026, but at this time the aggregate losses from the current properties would be contained.

Allowance for credit losses on loans to gross total loans was 1.53% at December 31, 2025, a 40 basis point increase, from 1.13% at December 31, 2024. As of December 31, 2025 and 2024, we believe the allowance for credit losses on loans is adequate based on our evaluation of the portfolio.
Funding Sources
The Company’s primary sources of funds are deposits (including brokered deposits), FHLB advances, and proceeds from principal and interest payments on loans and investment securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit inflows are influenced by market interest rates, economic conditions, and customer behavior, all of which can change over time.
Deposits
The composition and cost of our deposit base are important components in analyzing our net interest margin and balance sheet liquidity. Our liquidity is impacted by the volatility of deposits, given the risk of that money leaving our Bank for rate-related or other reasons. Deposits can be adversely affected if economic conditions weaken, especially in the markets where we operate.
Deposits at year-end are set forth in the following table.

	December 31,		December 31,
	2025	2024	2025	2024	Increase (Decrease)
	(Dollars in thousands)		Percent of Total Deposits		Amount	Percentage
Deposit Category
Noninterest bearing	$245,236	$253,014	16.3%	16.0%	$(7,778)	(3.1)%
Interest bearing	387,439	363,764	25.7%	23.0%	23,675	6.5%
Money market	104,583	116,686	6.9%	7.4%	(12,103)	(10.4)%
Savings	276,727	218,096	18.4%	13.8%	58,631	26.9%
Brokered	106,263	169,481	7.0%	10.7%	(63,218)	(37.3)%
Time of $250 and under	269,588	329,795	17.9%	20.8%	(60,207)	(18.3)%
Time over $250	117,235	130,854	7.8%	8.3%	(13,619)	(10.4)%
Total deposits	$1,507,071	$1,581,690	100.0%	100.0%	$(74,619)	(4.7)%
Total deposits were $1.51 billion at December 31, 2025, a decrease of $74.6 million, or (4.7)%, from $1.58 billion at December 31, 2024. The decrease in total deposits is primarily due to the decline in brokered deposits from $169.5 million at December 31, 2024 to $106.3 million at December 31, 2025. This decrease in brokered deposits was made by the Company in order to control capital ratios through the minimization of the size of the balance sheet, as well as to reduce the overall cost of funds.
The Company operates an embedded finance division, partnering with several corporate Fintech clients which offer different payment sources and business products. This division offers deposit accounts to customers through this platform which are included as part of the Demand, interest bearing deposit category. Total deposits included as part of this division were $116.4 million at December 31, 2025, an increase of $38.2 million, or 48.8%, from $78.2 million at December 31, 2024. This increase in deposits from the embedded finance division stemmed primarily from organic growth. The current relationships do not experience materially different balance volatility when compared to the non-finance division deposits; future relationships may act differently. The Company also has the ability to move most of these deposits on or off the balance sheet through deposit network relationships, as appropriate. The Company intends to focus on growing these deposits further in the current and future periods. Further note that these deposits comprised 7.7% and 4.9% of total deposits as of December 31, 2025 and 2024, respectively.

The following table presents average deposit balances and the average rate paid on those balances for the years indicated.

	For the Years Ended December 31,
	2025		2024
	Average Deposits	Average Interest Rate	Average Deposits	Average Interest Rate
Deposit Category (Dollars in thousands)
Noninterest bearing	$246,198	—%	$249,666	—%
Interest bearing	393,632	2.43%	364,627	2.71%
Money market	102,452	2.28%	130,287	2.74%
Savings	252,777	2.60%	202,447	2.91%
Brokered	146,987	4.35%	187,923	4.63%
Time	405,514	4.25%	428,295	4.97%
Total average deposits / rate	$1,547,560	3.23%	$1,563,245	3.76%
Total average deposits were $1.5 billion at December 31, 2025, a decrease of $15.7 million, or (1.00)%, from $1.6 billion at December 31, 2024, respectively. The rate on total average deposits decreased 53 basis points in 2025 to 3.23%, compared to 3.76% in 2024, primarily reflecting broad repricing across all interest‑bearing deposit categories as market interest rates moderated from prior‑year levels. Average rates declined for interest‑bearing, money market, and savings deposits, driven by reduced pricing pressure on transactional and liquid balances, while time deposits and brokered deposits remained the highest‑cost categories despite meaningful declines in balances. Overall, the decrease in deposit costs reflects lower market rates and a shift away from the peak pricing environment experienced in 2024, when customers favored higher‑yielding deposit products.
Core deposits are defined by the banking regulators as all deposit accounts of $250,000 and less, minus any fully insured brokered deposits of $250,000 or less. Our core deposits have been relatively stable, while our use of brokered deposits has declined in 2025. Information about our core deposits and brokered deposits follows as of the dates indicated:

	December 31,
Core and Brokered Deposits (Dollars in thousands)	2025	2024
Core deposits	$1,283,573	$1,281,355
% of total deposits	85.2%	81.0%
Change from prior balance sheet date	$2,218	$(2,742)
% Change from prior balance sheet date	0.2%	(0.2)%
Brokered deposits	$106,263	$169,481
% of total deposits	7.1%	10.7%
Federal Deposit Insurance Corporation (“FDIC”) deposit insurance covers $250,000 per depositor, per FDIC-insured bank, for each account ownership category. Maturities of time deposits of over $250,000, as of December 31, 2025 are shown below:

Maturing Period (Dollars in thousands)	December 31, 2025
Maturing in:
3 months or less	$26,911
3 months to 6 months	37,805
6 months to 1 year	45,599
1 year or greater	6,920
Total	$117,235

Borrowings
The Company maintains a line of credit with various covenants, primarily consisting of capital ratios and loan performance ratios. The Company held a line of credit for $15 million at December 31, 2025 and 2024. This line of credit was renewed in 2025, and had a due date of April 1, 2026. There was $14.5 million outstanding as of December 31, 2025 and 2024, respectively. The Company paid-off the line of credit in January 2026.
The Company utilizes FHLB advances and had balances of $70.0 million and $89.5 million of outstanding advances as of December 31, 2025 and 2024, respectively. This decline in FHLB advances was a result of liquidity and cost of funds management, stemming from the decline in loan balances. FHLB advances were secured by specific FHLB stock and qualifying consumer, commercial and agricultural mortgage loans with a carrying amount of approximately $308.4 million and $347.5 million as of December 31, 2025 and 2024, respectively.
Lastly, the Company has junior subordinated debentures due to a 100% owned, nonconsolidated subsidiary of the Company. The debentures were issued on June 21, 2007, in conjunction with the Trust’s issuance of 9,000,000 shares of Company Obligated Mandatorily Redeemable Preferred Securities. See further discussion in “Note 11 – Junior Subordinated Debentures”.
Off-Balance Sheet Arrangements
As a provider of financial services, we issue standby letters of credit. Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid. The Company had outstanding standby letters of credit amounting to $4.6 million and $4.4 million at December 31, 2025 and 2024, respectively.
The Company had outstanding loan commitments, aggregating $259.7 million and $213.1 million at December 31, 2025 and 2024, respectively. These commitments consist primarily of unfunded lines of credit to borrowers and commitments to make loans.
We anticipate that sufficient funds will be available to meet current loan commitments. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
As required by ASC 326, we maintain an allowance for expected credit losses on off-balance sheet commitments. The allowance balance is included with other liabilities on our balance sheet. The allowance balance is calculated in the same manner as our allowance for credit losses on loans, except we estimate the percentage of off-balance sheet commitments that we will actually fund in the future. Our allowance for credit losses on off-balance sheet commitments was $0.6 million at December 31, 2025, an increase of $0.5 million from $0.1 million at December 31, 2024, stemming from higher total unfunded commitments and lower unconditionally cancelable commitments. There were no write-offs of any off-balance sheet commitments in 2025 or 2024.

Capital Resources
Contractual Obligations
We are a party to many contractual financial obligations, including repayments of deposits and borrowings and payments for noncancellable operating lease obligations. The table below summarizes certain future financial obligations of the Company due by period, as of December 31, 2025:

	As of December 31, 2025
	(Dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Brokered & Time certificate of deposit	$493,086	$453,570	$39,347	$169	$—
FHLB advances	70,000	70,000	—	—	—
Junior subordinated notes	9,279	—	—	—	9,279
Notes payable	14,500	14,500	—	—	—
Noncancellable operating lease obligations	748	148	261	191	148
Total	$587,613	$538,218	$39,608	$360	$9,427
Stockholders’ Equity & Capital Adequacy
The following table summarizes certain capital ratios and per share amounts of the Company for the periods presented:

	December 31,
	2025	2024
Total risk-based capital ratio	12.41%	10.87%
Tier 1 risk-based capital ratio	11.17%	9.89%
Common equity tier 1 risk-based capital ratio	10.50%	9.31%
Tier 1 leverage ratio	8.34%	8.14%
Book value per share	$18.85	$18.57
Stockholders’ Equity: Total stockholders’ equity was $137.8 million as of December 31, 2025, compared to $136.9 million as of December 31, 2024, an increase of $0.9 million, or 0.70%, driven primarily by decreases in accumulated other comprehensive loss mainly due to changes in unrealized losses on AFS securities and earned ESOP shares, partially offset by increases in treasury stock due to purchases and decrease in retained earnings due to net loss.
Capital Adequacy: The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies and their subsidiary banks. Risk-based capital ratios are established by allocating assets and certain off-balance-sheet commitments into four risk-weighted categories. These balances are then multiplied by the factor appropriate for that risk-weighted category. Pursuant to the Basel III Rules, the Company and the Bank, respectively, are subject to regulatory capital adequacy requirements promulgated by the Federal Reserve and the FDIC. Failure by the Company or the Bank to meet minimum capital requirements could result in certain mandatory and discretionary actions by our regulators that could have a material adverse effect on our consolidated financial statements. Under the capital requirements and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital (as defined in the regulations) and Common Equity Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and a leverage ratio consisting of Tier 1 capital (as defined in the regulations) to average assets (as defined in the regulations). As of December 31, 2025, the Company and the Bank exceeded federal regulatory minimum capital requirements to be classified as well-capitalized (including the capital conservation buffer). Please refer to “Note 13 – Regulatory Matters” for additional information related to our regulatory capital ratios.
In order to be a “well-capitalized” depository institution, the Company and the Bank must maintain a Common Equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. A capital conservation buffer, comprised of 2.5% of Common Equity Tier 1 Capital, is also established above the regulatory minimum capital requirements.
Liquidity
Liquidity refers to our ability to fund operations, to meet depositor withdrawals, to provide for our customers’ credit needs, and to meet maturing obligations and existing commitments. Our liquidity principally depends on cash flows from operating activities, investment in and maturity of assets, changes in balances of deposits and borrowings, and our ability to borrow funds.
Net cash inflows from operating activities were $8.2 million during the year ended December 31, 2025, compared with $0.8 million in the year ended December 31, 2024. Net cash inflows from investing activities were $203.1 million during the year ended December 31, 2025, compared with net cash outflows of $40.0 million in the year ended December 31, 2024. Net cash outflows from financing activities were $95.1 million during the year ended December 31, 2025, compared with net cash outflows of $32.3 million in the year ended December 31, 2024.
To manage liquidity risk, the Bank has several sources of liquidity in place to maximize funding availability and increase the diversification of funding sources. The criteria for evaluating the use of these sources include volume concentration (percentage of liabilities), cost, volatility, and the fit with the current asset/liability management plan. The Bank has a limitation of wholesale liquidity/total assets of 40% and a sub-limitation of brokered CDs/total assets of 25%. These acceptable sources of liquidity include:
•Federal Funds Lines
•Federal Reserve Bank Discount Window;
•Federal Home Loan Bank Advances;
•Brokered Deposits; and
•Notes Payable
Federal Funds Lines: Federal funds positions provide a source of short-term liquidity funding for the Bank. Unsecured federal funds purchased lines are viewed as a volatile liability and are not used as a long-term funding solution, especially when used to fund long-term assets. The current federal funds purchased limit is the amount of established federal funds lines. As of December 31, 2025, the Bank maintains several unsecured federal funds lines totaling $30.0 million, which are tested annually to ensure availability. There were no amounts outstanding under such lines at December 31, 2025.
Federal Reserve Bank Discount Window: The Federal Reserve Bank Discount Window is an additional source of liquidity, particularly during periods of economic uncertainty or stress. As of December 31, 2025, the Bank had investment securities with an approximate market value of $129.9 million, pledged to the Federal Reserve Bank of Chicago for liquidity purposes, which represents the borrowing capacity. There were no outstanding borrowings through the FRB Discount Window at December 31, 2025.
Federal Home Loan Bank Advances: FHLB advances provide both a source of liquidity and long-term funding for the Bank. All credit exposure, including advances and federal funds borrowings from the FHLBDM, are collateralized by loans held for investment, equal to various percentages of the total outstanding notes. As of

December 31, 2025, the Bank had FHLB advances of $70.0 million outstanding, due in 2026, and additional borrowing capacity of $121.4 million.
Brokered Deposits: The Bank has brokered time deposit and non-maturity deposit relationships available to diversify its funding sources. Brokered deposits offer several benefits relative to other funding sources, such as: maturity structures which cannot be duplicated in the current retail market, deposit gathering which does not cannibalize the existing deposit base, the unsecured nature of these liabilities, and the ability to quickly generate funds. The Bank’s internal policy limits the use of brokered deposits as a funding source to no more than 25% of total assets. Board approval is required to exceed this limit. The Bank must maintain a “well capitalized” rating to access brokered deposits without FDIC waiver. An “adequately capitalized” rating requires an FDIC waiver to access brokered deposits and an “undercapitalized” rating prohibits the Bank from using brokered deposits. At December 31, 2025, the Company held $106.3 million of brokered deposits and $169.5 million as of December 31, 2024.
Notes Payable: Notes payable provide an additional source of liquidity for the Company. The Company maintains a $15.0 million unsecured line of credit with another financial institution, which is used for short‑term liquidity management purposes. As of December 31, 2025 and 2024, the Bank had $14.5 million outstanding under this line of credit. The note bears interest at a variable rate and matures on April 1, 2026. The line of credit was paid off in January 2026. Management monitors the maturity and renewal of this borrowing as part of its overall liquidity management strategy.
Liquidity management is a daily function. Excess funds are generally invested in short-term investments. Cash inflows are typically generated from earnings, loan payments, mortgage loan sales, maturing securities, and increased deposit balances and borrowings. Debt securities can also be sold to provide funds. The Bank’s cash outflows are primarily for loan advances, security purchases, deposit withdrawals, and maturities of other borrowings.
Management believes the Bank’s liquid assets and unused borrowing capacity are sufficient for our operations, including the ability to fund loan originations and meet deposit outflows.
Comparison of Results For The Years Ended December 31, 2025 and 2024
Summary of Performance
Net income (loss) for the year ended December 31, 2025 was $(2.4) million, a decrease of $1.1 million, or (75.5)%, compared to $(1.4) million for the year ended December 31, 2024. The decrease in net income was primarily driven by an $11.9 million decrease in noninterest income. Partially offsetting this decrease was a $4.5 million increase in net interest income, a $1.9 million decrease in provision for credit losses and a $4.4 million decrease in noninterest expense. Noninterest income decreased primarily due to the $7.3 million gain on sale of a business unit recognized in 2024. The increase in net interest income was primarily driven by a decrease of $8.3 million in interest expense on interest-bearing liabilities, partially offset by a decrease of $3.8 million in interest income on interest-earning assets. The decrease in noninterest expense was primarily due to a $4.7 million decrease in salaries and employee benefits expense. We expect salaries and employee benefits expense to be flat in 2026.
Summary of Net Interest Income and Net Interest Margin
Net interest income is calculated as interest received on interest-earning assets less total interest payments on interest-bearing liabilities for the reporting period. Net interest income for the year ended December 31, 2025 was $44.4 million, an increase of $4.5 million, or 11.3%, compared to $39.9 million for the year ended December 31, 2024. The increase in net interest income was primarily the result of an $8.3 million decrease in interest expense on interest-bearing liabilities. The decrease in the interest expense on average interest-bearing liabilities was driven by decreases in the interest paid on interest-bearing deposits and total borrowed funds of $7.2 million and $1.1 million, respectively, due to lower costs and volumes of interest-bearing deposits and total borrowed funds. Partially offsetting the decrease in interest expense, which resulted in an increase to net interest income, was the decline of $3.8 million in interest income on interest-earning assets. The decrease in interest income on average interest-

earning assets was driven primarily by a $106.7 million decrease in the volume of loans, coupled with a decrease in loan yield.
Net interest margin increased 36 basis points to 2.75% for the year ended December 31, 2025, from 2.39% for the year ended December 31, 2024. The increase in net interest margin was largely due to the decreases of 53 basis points and 10 basis points in interest-bearing deposit costs and total borrowed funds, respectively. Total interest earning assets yield remained steady, with a 4 basis points reduction in the loan yield, partially offset by a 35 basis points increase in the securities yield.
The Company expects continued net interest margin improvement as new loans are being originated at higher rates, replacing lower yielding loans. In addition, we also expect net interest margin improvement from the balance sheet restructure in the first quarter of 2026, coupled with the resolution of nonperforming assets, and deposit pricing discipline.

The following table sets forth information related to the Company’s average balance sheet, average yields on assets, and average rates of liabilities for the periods indicated. The Company derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. The Company derived average balances from the daily balances throughout the periods indicated. Average loan balances include loans that have been placed on nonaccrual, while interest previously accrued on these loans is reversed against interest income.

	Year Ended December 31,
	2025			2024
	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate
	(Dollars in thousands)
Assets
Loans, including fees	$1,277,183	$75,002	5.87%	$1,383,842	$81,733	5.91%
Taxable investment securities	180,130	10,225	5.68%	155,757	8,344	5.36%
Tax-exempt investment securities	116,577	4,165	3.57%	126,533	4,370	3.45%
Total securities held for investment	296,707	14,390	4.85%	282,290	12,714	4.50%
Federal funds sold	38,699	1,535	3.97%	5,169	277	5.36%
Total interest-earning assets	1,612,589	$90,927	5.64%	1,671,301	$94,724	5.67%
Other assets	185,134			170,075
Total assets	$1,797,723			$1,841,376
Liabilities and stockholders’ equity
Deposits
Interest bearing	$393,632	$9,562	2.43%	$364,627	$9,878	2.71%
Money market	102,452	2,341	2.28%	130,287	3,572	2.74%
Savings	252,777	6,563	2.60%	202,447	5,891	2.91%
Brokered	146,987	6,387	4.35%	187,923	8,702	4.63%
Time deposits	405,514	17,243	4.25%	428,295	21,292	4.97%
Total interest-bearing deposits	1,301,362	42,096	3.23%	1,313,579	49,335	3.76%
Federal funds purchased	13	-	(n/m)	74	4	(n/m)
Other borrowings	94,021	4,428	4.71%	113,974	5,483	4.81%
Total borrowed funds	94,034	4,428	4.71%	114,048	5,487	4.81%
Total interest-bearing liabilities	$1,395,396	$46,524	3.33%	$1,427,627	$54,822	3.84%
Non-interest bearing demand deposits	246,198			249,666
Other noninterest bearing liabilities	35,304			36,186
Total liabilities	1,676,898			1,713,479
Stockholders’ equity	120,825			127,898
Total liabilities and stockholders’ equity	$1,797,723			$1,841,377
Net interest income / spread		$44,403	2.31%		$39,902	1.83%
Net interest margin			2.75%			2.39%
Cost of funds(1)			2.83%			3.27%
__________________
(1)Cost of funds is calculated as total interest expense divided by the sum of average total deposits and borrowed funds.
(n/m) - not meaningful

The volume and rate variances table below indicates the difference in interest earned and interest expense for each major category of interest-earning assets and interest-bearing liabilities, and the amount of such change attributable to changes in average balances (volume) or average interest rates. Volume variances are equal to the increase or decrease in average balance multiplied by the average rate in the prior period. Changes attributable to rate variances are equal to the increase or decrease in the average interest rate multiplied by the prior period average balance. Changes attributable to both rate and volume have been allocated proportionately to the change due to volume and the change due to rate.

	Year 2025 to 2024 Change Due To
	Average Volume	Average Yield/Cost	Net Change
	(Dollars in thousands)
Increase (decrease) in interest income
Loans, including fees	$(6,265)	$(466)	$(6,731)
Taxable investment securities	1,362	519	1,881
Tax-exempt investment securities	(365)	160	(205)
Total securities held for investments	997	679	1,676
Federal funds sold	1,310	(52)	1,258
Change in interest income	$(3,958)	$161	$(3,797)
Increase (decrease) in interest expense
Deposits
Interest-bearing	$1,058	$(1,374)	$(316)
Money market	(691)	(540)	(1,231)
Savings	1,186	(514)	672
Brokered	(1,805)	(510)	(2,315)
Time	(1,088)	(2,961)	(4,049)
Total interest bearing deposits	(1,340)	(5,899)	(7,239)
Federal funds purchased	(3)	(1)	(4)
Other borrowings	(941)	(114)	(1,055)
Total borrowed funds	(944)	(115)	(1,059)
Change in interest expense	(2,284)	(6,014)	(8,298)
Change in net interest income	$(1,674)	$6,175	$4,501
Percentage increase (decrease) in net increase income over prior period			11.3%
Interest Income
Total interest income was $90.9 million in 2025, a decrease of $3.8 million, or (4.0)%, from $94.7 million in 2024. Total interest income decreased primarily due to a decrease in interest income on loans of $6.7 million, partially offset by an increase in interest income from taxable investment securities of $1.9 million.
Interest income on loans was $75.0 million in 2025, a decrease of $6.7 million or (8.2)%, from $81.7 million in 2024. The decrease in interest income was driven by a $106.7 million decline in the average balance of loans and a 4 basis point decrease in the average rate earned on loans.
Interest income on securities held for investments was $14.4 million in 2025, an increase of $1.7 million, or 13.2%, from $12.7 million in 2024. The increase in interest income on securities held for investment was consistent with change in yield from 4.50% to 4.85%, coupled with an increase in the average securities held for investment, which were $296.7 million at December 31, 2025, an increase of $14.4 million, or 5.1%, from $282.3 million at December 31, 2024.

Interest Expense
Total interest expense was $46.5 million in 2025, a decrease of $8.3 million, or (15.1)%, from $54.8 million in 2024. Total interest expense decreased primarily due to a decrease in interest expense on deposits of $7.2 million and a decrease in interest expense of $1.1 million in total borrowed funds, primarily stemming from FHLB advances.
Interest expense on deposits was $42.1 million in 2025, a decrease of $7.2 million or (14.7)%, from $49.3 million in 2024. The decrease in interest expense was consistent with change in yield from 3.76% to 3.23%. Average balances of interest‑bearing checking deposits increased, while the average rate declined to 2.43% from 2.71%, reducing interest expense despite higher balances. Money market deposits declined in average balance, and the average rate decreased to 2.28% from 2.74%, resulting in a meaningful reduction in interest expense. Savings deposits increased in average balances while the average rate declined to 2.60% from 2.91%, reflecting repricing of balances while maintaining growth in lower‑cost, relationship‑based deposits. Average balances of time deposits declined modestly, while the average rate decreased significantly to 4.25% from 4.97%. This decline in both balances and rates was the largest contributor to the reduction in total deposit costs. Brokered deposits also declined in average balances, and the average rate decreased to 4.35% from 4.63%, reflecting lower wholesale funding costs and reduced reliance on brokered funding.
Interest expense on total borrowed funds was $4.4 million in 2025, a decrease of $1.1 million, or (19.3)%, from $5.5 million in 2024. The decrease in interest expense on total borrowed funds was consistent with change in average rates from 4.81% to 4.71%, as well as a decrease in total borrowed funds outstanding.
Provision for Credit Loss
Credit risk is inherent in the business of making loans. As discussed in the Critical Accounting Policies section and “Note 1 – Nature of Operations and Summary of Significant Accounting Policies” of the financial statements, the Company maintains an allowance for credit losses on loans through charges or credits to earnings, which are presented in the consolidated statements of operations as provision for credit losses. Determining the appropriate level of the allowance involves a high degree of management judgment and is based upon historical and projected losses in the loan portfolio, including the fair value of collateral or discounted cash flows of specifically identified impaired loans. This process, by its nature, creates variability in the amount and frequency of charges or credits to the Company’s earnings. Specifically identifiable and quantifiable known losses are promptly charged off against the allowance. Subsequent recoveries, if any, are credited to the allowance.
For the year ended December 31, 2025, the Company recorded a provision for credit losses of $3.5 million, a decrease of $1.9 million, or (34.9)%, compared to $5.4 million for the year ended December 31, 2024.  The allowance for credit losses was $17.9 million at December 31, 2025, an increase of 1.9 million, or 11.6%, compared to $16.0 million at December 31, 2024. The allowance for credit losses to total gross loans was 1.53% at December 31, 2025, an increase of 40 basis points, compared to 1.13% at December 31, 2024. This increase in the allowance for credit losses stemmed primarily from higher non-performing loan balance at December 31, 2025 compared to December 31, 2024.
Net charge-offs of $1.1 million were recorded during the twelve months ended December 31, 2025, a decrease of $10.4 million, or (90.1)%, compared to $11.5 million for the same period of 2024.  This decrease stemmed primarily from elevated charge-offs in the year ended December 31, 2024, from a few larger commercial relationships.

Noninterest Income
The following table presents the Company’s various components of noninterest income:

	Year Ended December 31,		Increase (Decrease) in 2025
	2025	2024	Amount	Percentage
	(Dollars in thousands)
Noninterest income
Trust fees	$1,045	$891	$154	17.3%
Brokered service commissions	2,305	3,350	(1,045)	(31.2)%
Service charges on deposit accounts	1,176	1,203	(27)	(2.2)%
Net gains on mortgage loan sales	255	1,504	(1,249)	(83.0)%
Net gains on SBA and USDA loan sales	109	1,001	(892)	(89.1)%
Net realized gains on sale of available-for-sale debt securities	-	10	(10)	(100.0)%
Unrealized gains on equity securities	8	57	(49)	(86.0)%
Gain on the sale of business unit	-	7,320	(7,320)	(100.0)%
Other noninterest income	8,046	9,481	(1,435)	(15.1)%
Total noninterest income	$12,944	$24,817	$(11,873)	(47.8)%
Total noninterest income decreased primarily due to a one-time sale of a business unit in 2024, where in 2024 a gain of $7.3 million was realized.
Net gains on mortgage loan sales was $0.3 million, a decrease of $1.2 million, or (83.0)%, from $1.5 million in 2024. Mortgage loan sales activity decreased in 2025 due to a decrease in originations, stemming from a change in the Company's mortgage origination process, whereby we now operate through a correspondent origination model.
Brokered service commissions was $2.3 million, a decrease of $1.0 million, or (31.2)%, from $3.3 million in 2024. This decrease stemmed primarily from the loss of key revenue-contributing team members who left the organization and production from continuing employees lagged slightly behind 2024.
Noninterest Expense
The following table presents the Company’s components of noninterest expense:

	Year Ended December 31,		Increase (Decrease)
Noninterest expense	2025	2024	Amount	Percentage
(Dollars in thousands)
Salaries and employee benefits	$29,584	$34,244	$(4,660)	(13.6)%
Occupancy	4,086	4,204	(118)	(2.8)%
Furniture, equipment and software expense	7,020	7,578	(558)	(7.4)%
Net losses on sales of other real estate and real estate expense	1,874	143	1,731	(n/m)
Other noninterest expense	14,195	15,039	(844)	(5.6)%
Total noninterest expense	$56,759	$61,208	$(4,449)	(7.3)%
_________________
(n/m) - not meaningful
Total noninterest expense was $56.8 million in 2025, a decrease of $4.4 million, or (7.3)%, from $61.2 million in 2024. The decrease in noninterest expense was primarily driven by a $4.7 million decrease in salaries and employee benefit expense which is consistent with the decrease in full-time equivalent employees which was 220 as of December 31, 2025, a decrease of 19 employees from 239 as of December 31, 2024. The decrease was driven by the sale of a business unit in 2024, as well as staff reduction in mortgage banking.

Income Taxes
The Company’s income tax provision consists of federal, state, and local income taxes and reflects the effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, as well as permanent differences.
Due to net losses incurred in both 2025 and 2024, the Company recorded a credit for income taxes of $0.5 million in both 2025 and 2024. The Company’s effective income tax rate was 16.0% and 25.3% in 2025 and 2024, respectively. The change in the income tax provision and effective tax rate was primarily attributable to changes in pre-tax income, tax-exempt income levels, state tax impacts, and discrete items.
The Company recognizes deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) for the future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.
Significant components of the Company’s DTAs and DTLs include:
•Deferred tax assets:
•Allowance for credit losses
•Net operating loss carryforwards
•Accrued compensation and benefits
•Securities fair value adjustments (AFS portfolio)
•Deferred tax liabilities:
•Intangible assets and goodwill
•As of December 31, 2025, the Company reported net deferred tax assets of $13.8 million.
Management evaluates the realizability of DTAs on a semi-annual basis, considering both positive and negative evidence, including historical earnings, forecasted taxable income, tax planning strategies, and the reversal of existing taxable temporary differences.
Where it is more likely than not that some portion of DTAs will not be realized, a valuation allowance is recorded. As of December 31, 2025, the Company has recorded a valuation allowance of $0.7 million, primarily related to state NOLs with limited carryforward periods.
Return on Equity and Assets
Net income divided by average assets and net income to average stockholders’ equity are important performance indicators. The following table presents information on our return on average assets, return on average equity, equity to total assets, and dividend payout ratio, as of or for the years ended December 31.

	At or For the Years Ended December 31,
	2025	2024
Selected Financial Ratios
Return on average assets	(0.14)%	(0.08)%
Return on average equity	(2.03)%	(1.09)%
Stockholders’ equity to total assets	7.83%	7.40%
Both the return on average assets and average equity decreased primarily as a result of an increased net loss in 2025. Net loss was $2.4 million in 2025, an increase of $(1.0) million, or 75.5%, from $1.4 million in 2024.

The year-end ratio of stockholders’ equity to total assets was 7.83% at December 31, 2025, a 43 basis point increase, from 7.40% at December 31, 2024. The increase was due to equity increasing 0.70% while total assets decreased 4.81%.
Stockholders’ equity increased in 2025 primarily due to a decrease in accumulated other comprehensive loss, partially offset by a decrease in retained earnings. Accumulated other comprehensive loss was $22.5 million at December 31, 2025, an improvement of $3.3 million, or 12.8%, from $25.8 million at December 31, 2024. The improvement was due to a decrease in unrealized loss on available-for-sale debt securities of $4.8 million in 2025. Retained earnings was $97.6 million at December 31, 2025, a decrease of $2.4 million, or 2.4%, from $100.0 million at December 31, 2024. The decrease in retained earnings was due to the net loss incurred in 2025 of $2.4 million.
Non-GAAP Presentations
Certain ratios and amounts not in conformity with GAAP are provided to evaluate and measure the Company’s operating performance and financial condition, including tangible book value per share. Management believes these ratios and amounts provide investors with useful information regarding the Company’s profitability, financial condition and capital adequacy, consistent with how management evaluates the Company’s financial performance. The following tables provide a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.

	As of December 31,
Tangible Book Value Per Share (dollars in thousands)	2025	2024
Total stockholders’ equity	$137,814	$136,858
Intangible assets, net	(19,468)	(19,722)
Tangible common equity	118,346	117,136
Shares outstanding (including Class A and Class B shares)	7,311,016	7,368,419
Book value per share	$18.85	$18.57
Tangible book value per share (1)	$16.19	$15.90
__________________
(1)Tangible common equity divided by shares outstanding
Interest Rate Management
The Company’s market risk exposure is primarily that of interest rate risk, and we have established policies and procedures to monitor and limit earnings and balance sheet exposure to changes in interest rates. The Company does not engage in the trading of financial instruments, nor do we have exposure to currency exchange rates.
The principal objective of interest rate risk management (often referred to as “asset/liability management”) is to manage the financial components of the Company in a manner that will optimize the risk/reward equation for earnings and capital in relation to changing interest rates. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and manage the risks.
The Company has implemented the following strategies to minimize the exposure of earnings and capital to changes in market interest rates:
•Continued emphasis on growing and retaining core deposit relationships;
•Maintaining capital levels that exceed federal regulatory levels for well-capitalized status;
•Diversification of the loan portfolio to include various loan types, loan maturities, as well as variable and fixed interest rates;

•Purchasing investment securities to match the current asset liability management objectives of the Company;
•Holding higher levels of liquidity (primarily cash and cash equivalents and available for sale investment securities), when appropriate;
These strategies position the Company to react to increases and decreases in market interest rates quickly and effectively.
The Company analyzes sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. Through the net interest income model, we estimate our net interest income for the next twelve months and compare that estimate with the net interest income calculated assuming various U.S. Treasury rate increases or decreases.  For the purposes of the model, these U.S. Treasury rate increases or decreases are modeled to impact the yield curve instantaneously by various basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.
The table below sets forth, as of December 31, 2025, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve.

	Increase (Decrease) in Estimated Net Interest Income (1)
Change in Interest Rates	(Dollars in thousands)
(basis points)	Amount	Percent
+300	$438	1.04%
+200	822	1.96%
+100	557	1.33%
0	—	—%
-100	(1,276)	(3.04)%
-200	(3,201)	(7.62)%
-300	(5,353)	(12.75)%
__________________
(1)Computations of prospective effects of hypothetical interest rate changes are for illustrative purposes only, are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. These projections are forward-looking and should be considered in light of the Cautionary Note Regarding Forward-Looking Statements appearing earlier in this document. Actual rates paid on deposits may differ from the hypothetical interest rates modeled due to competitive or market factors, which could reduce any actual impact on net interest income.
Cash Flows
Net cash provided by operating activities was $8.2 million in 2025, an increase of $7.4 million, or 869.6%, from $0.8 million in 2024. Net income (loss) is a primary source of operating cash, as adjusted for certain items including gains on sales of assets, changes in income and expense accruals, and non-cash expenses such as depreciation and the provision for credit losses.

Loans held for sale activity was another important source of cash from operating activities, as shown in the following table.

Cash flows from loans held for sale	2025	2024
(Dollars in thousands)
Proceeds from sale of loans held for sale	$13,090	$67,583
Net gains on sale of loans	(364)	(2,505)
Origination of loans held for sale	(12,431)	(63,593)
Net cash provided (used)	$295	$1,485
Net cash provided by (used in) investing activities was $203.1 million in 2025, an increase of $243.1 million, or 607.8%, from $(40.0) million in 2024. The primary proceeds (use) of investing cash flows was changes in available-for-sale debt securities and net changes in loan balances.
Investing cash flows related to available-for-sale debt securities are summarized below.

Cash flows from available-for-sale debt security purchases, sales and maturities	2025	2024	Increase (Decrease)
(Dollars in thousands)
Proceeds from maturities and paydowns of available-for-sale securities	$25,557	$16,944	$8,613
Purchases of available-for-sale securities	(82,583)	(78,111)	(4,472)
Proceeds from sale of available-for-sale securities	-	49,242	(49,242)
Net cash provided (used)	$(57,026)	$(11,925)	$(45,101)
The net cash provided by (used) in the investing cash flows stemming from the net change in loans was $240.2 million for 2025, compared to ($15.3) million in 2024.
Net cash used in financing activities was $95.1 million in 2025, an increase of $62.8 million, or 194.3%, from $32.3 million in 2024. The primary use of financing cash flows was net decreases in deposits which were $74.8 million in 2025, an increase of $2.7 million, or 3.8%, from $72.1 million 2024. Additionally, financing activities from FHLB advances for 2025 and 2024 are summarized below.

Cash flows from FHLB advances	2025	2024
(Dollars in thousands)
Proceeds from FHLB advances and other debt	$211,478	$723,730
Repayment of FHLB advances and other debt	(230,988)	(684,220)
Net cash provided (used)	$(19,510)	$39,510
Cash and cash equivalents was $134.3 million for the year ended, December 31, 2025, an increase of $116.2 million, or 643.4%, from $18.1 million at December 31, 2024. We consider cash and cash equivalents, in combination with other liquidity sources, to be adequate for our operations.
Change in accountants
On May 19, 2025, our Audit Committee approved the dismissal of Forvis Mazars, LLP (“Forvis Mazars”) as our independent auditor. Forvis Mazars was re-engaged on March 22, 2026, as an independent registered public accounting firm to issue an opinion under the standards of the Public Company Accounting Oversight Board as of and for the year ended December 31, 2024. The reports of Forvis Mazars on our consolidated financial statements for the years ended December 31, 2023 and 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
For the years ended December 31, 2023 and 2024, (i) we had no disagreements with Forvis Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Forvis Mazars, would have caused Forvis Mazars to make reference to the subject matter of the disagreements in connection with its reports on our consolidated financial statements for such periods, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S‑K.
On May 19, 2025, our Audit Committee approved the engagement of Wipfli LLP (“Wipfli”) as our new independent registered public accounting firm. During the period prior to Wipfli’s engagement, we did not consult Wipfli regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S‑K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S‑K).
We provided Forvis Mazars with a copy of this disclosure prior to its filing and requested that Forvis Mazars furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Forvis Mazars’ letter, dated [___], 2026, is filed as Exhibit 16.1 to this Form S‑1.

BUSINESS
Overview
The Company is a bank holding company incorporated under the laws of the State of Iowa in 1983. The Company conducts a majority of its business through its wholly owned subsidiary, Lincoln Savings Bank (the “Bank”).
In addition to the Bank, the Company conducts certain non-deposit activities through several wholly owned non-bank subsidiaries, each of which supports or complements the Company’s core community banking and financial services operations – including: LSB Financial Services, Inc. and LSB Capital Management, Inc.
As of December 31, 2025, the Company had approximately $1.8 billion in consolidated total assets, total loans of $1.1 billion, total deposits of $1.5 billion and total stockholders’ equity of $138 million. The Company and the Bank are headquartered in Reinbeck, Iowa. Currently, the Bank operates 16 branch offices in 16 communities located primarily in northeast and central Iowa.
The Company conducts all of its operations within the United States and does not have operations, offices, or customers located outside the United States.
History and Market Expansion
Founded in 1902, the Bank has a long history of providing comprehensive banking services to the communities it serves. For much of its early history, the Bank operated primarily through its locations in Reinbeck, Iowa, its headquarters. Beginning in the 1980s and continuing through the 1990s, the Bank initiated a period of measured geographic expansion through a series of small bank acquisitions in nearby counties, adding locations in Allison, Aplington, Garwin, Greene and Nashua. In the early 2000s, the Bank continued its growth strategy with additional branch acquisitions in Cedar Falls and Hudson, followed by the opening of a new de novo branch in Waterloo in 2002. Subsequent expansion included entry into the Tama market in 2004 and the Grinnell market in 2008 – both through branch acquisitions.
During the 2010s, the Bank entered Iowa’s largest metropolitan market, the greater Des Moines area. This was initially accomplished through loan production offices focused on one to four family residential mortgage lending. Building on this foundation, the Bank subsequently expanded to full‑service de novo commercial branch locations in Adel, Clive, Ankeny and downtown Des Moines, completing its strategic entry into that market.
Principal Products and Services
The Bank is actively engaged in a broad range of commercial banking activities, including the acceptance of demand, savings and time deposits; the origination of commercial, real estate, agricultural and consumer loans and the provision of related banking services tailored to the needs of its customers. The Bank’s trust department administers estates, personal trusts, conservatorships, pension and profit‑sharing plans, and provides other fiduciary and asset management services.
The Company’s primary sources of revenue consist of net interest income earned on loans and investment securities, as well as noninterest income derived from trust and wealth management services, deposit service charges and interchange and payment‑related fees. In addition, the Bank operates an embedded finance division that partners with several corporate financial technology (“fintech”) clients to support payment solutions and business‑related financial products. These activities generate noninterest fee income in addition to the Bank’s traditional net interest margin.
The Bank’s funding sources include customer deposits, securities sold under agreements to repurchase, and borrowings from the Federal Home Loan Bank of Des Moines.

Wealth Management and Non‑Bank Subsidiaries
The Company maintains several wholly owned subsidiaries in addition to the Bank, each of which was established to provide non-deposit products and services or to support specialized operational activities. These subsidiaries are described below.
LSB Financial Services, Inc.
LSB Financial Services, Inc. was formed on December 3, 1998 and historically operated as the Company’s non-bank financial services platform. Over time, LSB Financial Services, Inc. expanded its operations through the acquisition of several smaller insurance agencies and real estate agencies. These acquisitions were undertaken to broaden the Company’s product offerings and to generate fee-based revenue complementary to the Bank’s traditional lending and deposit activities.
The Company subsequently exited these non-core businesses, completing the sale of the real estate division in 2018 and the sale of the insurance agency business in early 2024. Following these divestitures, the remaining business lines within LSB Financial Services, Inc. consist of retail, wealth management and trust management services.
Employees of LSB Financial Services, Inc. are located throughout the Bank’s branch network and in a dedicated office in West Des Moines, Iowa.
LSB Capital Management, Inc.
LSB Capital Management, Inc. was formed on July 31, 2020 and operates as the Company’s wholly owned registered investment adviser. LSB Capital Management, Inc. provides discretionary and non-discretionary investment advisory services to individuals, trusts, retirement plans, and other clients, and is registered under the Investment Advisers Act of 1940. The activities of LSB Capital Management, Inc. are complementary to the trust and wealth management services offered through the Bank and LSB Financial Services, Inc.
Geographic Markets
The Bank’s primary deposit‑gathering and lending markets consist of communities throughout the State of Iowa. The Bank operates branch locations in Adel, Allison, Ankeny, Aplington, Cedar Falls, Clive, Des Moines, Garwin, Greene, Grinnell, Hudson, Lincoln, Nashua, Tama, Waterloo and West Des Moines. The economies of these markets are diverse and supported by a broad mix of agricultural, commercial, industrial, service‑oriented and governmental activities, providing a stable economic base for the Bank’s operations.
Growth Strategy
The Company’s growth strategy emphasizes disciplined organic growth within its existing markets, selective expansion within Iowa, and the continued development of fee‑based businesses that complement its core community banking model. Key elements of this strategy include expanding commercial and small business lending relationships, growing low‑cost core deposits, enhancing wealth management and trust services, and prudently scaling its banking‑as‑a‑service and embedded finance platform while maintaining strong risk management and regulatory compliance.
Competition
The Company operates in a highly competitive environment for both deposit‑gathering and lending activities, including real estate, commercial and other loans. The Company competes with national and regional banks, community banks, savings and loan associations, credit unions and a range of non‑bank financial service providers, including securities and brokerage firms, mortgage companies, insurance companies, finance companies, money market mutual funds and fintech companies. Many of these competitors, particularly larger financial institutions, have substantially greater financial, technological and marketing resources than the Company. The Bank competes for loans primarily on the basis of interest rates, loan fees, and the quality, efficiency and responsiveness of the services it provides to customers.

In connection with its banking-as-a-service and embedded finance activities, the Company also competes indirectly with other sponsor banks and non-bank financial technology providers offering similar infrastructure and payment-related services.
Lending Activities and Credit Administration
The Bank’s lending activities are focused on meeting the credit needs of individuals and small to medium‑sized businesses located within its primary market areas. The Bank seeks to maintain a diversified loan portfolio while emphasizing prudent underwriting standards, disciplined credit administration and ongoing portfolio monitoring.
The Bank’s loan portfolio consists primarily of commercial and industrial loans, commercial real estate loans, agricultural loans, residential real estate loans and consumer loans. The composition of the loan portfolio reflects local market demand, management’s strategic priorities and applicable internal and regulatory lending limits.
Commercial and Industrial Loans
Commercial and industrial loans are made primarily to small and mid‑sized businesses for general business purposes, including working capital, equipment purchases, inventory financing, and business expansion. These loans are typically secured by business assets and, in most cases, supported by personal guarantees from principal owners.
Commercial Real Estate Loans
Commercial real estate loans are made for the acquisition, development, construction and refinancing of owner‑occupied and non‑owner‑occupied income‑producing properties. These loans are generally underwritten based on collateral value, borrower equity, projected cash flows and debt service coverage, and may bear interest at fixed or variable rates and include balloon payment features. Construction and development loans are generally short‑term in nature and are advanced as construction progresses.
Agricultural Loans
Agricultural loans are made to farmers and agribusinesses within the Bank’s markets for crop production, livestock operations, equipment purchases, farmland acquisition and general operating needs. Agricultural operating loans are often seasonal and are typically repaid from annual crop or livestock proceeds.
Residential Real Estate Loans
Residential real estate loans consist primarily of loans secured by one‑to‑four family residential properties, including owner‑occupied primary residences and, to a lesser extent, investment properties. The Bank offers both fixed‑rate and adjustable‑rate mortgage products, some of which may be originated for sale into the secondary market, with the remainder held in the Bank’s loan portfolio.
Consumer Loans
Consumer loans include personal installment loans, automobile loans and other loans made to individuals for household or personal purposes. These loans are generally smaller in size and shorter in maturity than commercial credits and may be secured or unsecured.
Loan Origination and Underwriting
The Bank originates loans primarily through its branch network and commercial lending teams. Loan underwriting standards vary by loan type but generally include an evaluation of borrower creditworthiness, income and cash flow capacity, collateral value and loan‑to‑value ratios, and compliance with applicable internal policies and regulatory requirements. Appraisals or collateral evaluations are obtained in accordance with regulatory standards and the Bank’s internal policies.

Credit Approval and Lending Limits
The Bank maintains written loan policies approved by its board of directors that govern underwriting standards, approval authority and portfolio and concentration limits. The Bank employs a tiered credit approval structure under which loans are approved by designated officers or loan committees based on loan size, risk characteristics and borrower exposure, with certain credits requiring approval by senior management or a corporate loan committee.
The Bank is subject to federal and state regulatory lending limits, including borrower‑based legal lending limits that generally restrict the total amount of credit that may be extended to a single borrower and its related interests to a specified percentage of the Bank’s capital and surplus, currently 15%. The Bank may also establish internal lending limits that are more conservative than those required by regulation.
Allowance for Credit Losses
The Bank maintains an allowance for credit losses that management believes is adequate to absorb expected credit losses inherent in the loan portfolio, based on historical experience, current conditions and reasonable and supportable forecasts.
Deposit Products and Deposit Composition
Deposits represent the Bank’s primary source of funding and consist of a broad mix of consumer, commercial, and public funds deposits generated primarily within the communities the Bank serves. The Bank offers a variety of deposit products designed to meet the needs of retail customers, small and mid‑sized businesses, governmental entities, and, through its embedded finance activities, certain fintech partners and their end users.
The Bank’s deposit products include noninterest‑bearing demand deposit accounts, interest‑bearing checking accounts, savings accounts, money market deposit accounts and certificates of deposit with varying maturities and interest rate structures. Commercial deposit products also include treasury management services such as automated clearing house services, remote deposit capture, online and mobile banking solutions and payment processing services.
As of December 31, 2025, the Bank’s deposit base was comprised primarily of core deposits, including noninterest‑bearing demand deposits and interest‑bearing transaction and savings accounts, with the remainder consisting of time deposits. Time deposits generally have original maturities ranging from three months or less to one year or greater and are priced based on market interest rate conditions and competitive factors within the Bank’s markets.
A portion of the Bank’s deposits is attributable to its banking‑as‑a‑service and embedded finance activities, which may include custodial or program accounts established for the benefit of end users of fintech partners. These deposits are subject to contractual arrangements with the applicable fintech partners and are managed within the Bank’s liquidity, interest rate risk, and regulatory compliance frameworks.
The Bank does not rely materially on brokered deposits as a funding source, and management seeks to emphasize the growth and retention of low‑cost core deposits generated through long‑term customer relationships. The Bank believes its diversified deposit base, local market presence, and relationship‑driven deposit strategy provide a stable and cost‑effective source of funding.
The Bank is not materially dependent on any single depositor or group of related depositors, and management monitors deposit concentrations as part of its overall liquidity and risk management processes.
BaaS and Embedded Finance Activities
The Bank operates a BaaS division branded as LSBX, which functions alongside the Bank’s traditional community banking operations. The Bank launched LSBX in 2014 to empower broader, digitally connected communities by offering a wide range of services to the rapidly‑growing fintech industry. Through LSBX, the Bank partners with fintech companies by providing card sponsorship, deposit account services, and related infrastructure to their end users. These arrangements enable fintech partners to offer banking products, including checking accounts, savings accounts and debit cards, without obtaining their own bank charter.
Through LSBX, the Bank provides regulated banking services to selected financial technology partners pursuant to contractual arrangements that allocate operational responsibilities between the Bank and its partners. The Bank generally performs core banking functions, including holding customer deposits, processing transactions and issuing debit cards, while fintech partners typically provide customer‑facing technology and user experience functions, subject to the Bank’s oversight.
LSBX operates as part of the Bank’s overall business strategy and is managed and overseen within the Bank’s existing management, compliance and risk governance structure. Senior management and the Bank’s board of directors oversee LSBX as part of the Bank’s enterprise‑wide risk management and strategic planning processes.
The Bank remains responsible for regulatory compliance and customer protection with respect to activities conducted through LSBX, including compliance with banking laws, consumer protection requirements and Bank Secrecy Act/anti‑money laundering obligations. Relationships with fintech partners are subject to the Bank’s third‑party risk management framework, which includes due diligence, contractual standards, and ongoing monitoring.
Deposits generated through LSBX‑related arrangements, including program or custodial accounts established for the benefit of fintech end users, are included in the Bank’s overall deposit base and are managed in accordance with the Bank’s liquidity, interest rate risk and capital management policies.
Management believes that LSBX provides opportunities for fee‑based revenue growth and business diversification. At the same time, the Bank seeks to prudently manage the operational, compliance and reputational risks associated with BaaS activities by scaling the platform in a disciplined manner consistent with regulatory expectations.
Human Capital Resources
As of December 31, 2025, the Company employed approximately 220 full‑time equivalent employees. The Company’s workforce consists of employees engaged in branch banking, commercial and consumer lending, operations and technology, compliance and risk management, trust and wealth management and corporate administration.
The Company believes that its employees are critical to the successful execution of its community banking strategy and to maintaining strong customer relationships within the markets it serves. The Company’s human capital strategy is focused on attracting, developing and retaining skilled personnel with local market knowledge, banking experience and a commitment to customer service.
The Company emphasizes recruiting individuals with strong ties to the communities it serves and a demonstrated understanding of local markets. Management believes that this local decision‑making culture enhances responsiveness to customer needs and supports prudent credit and relationship management. In addition, the Company seeks to promote internal advancement opportunities in order to retain institutional knowledge and support leadership development. Technology has allowed us to also expand our reach to include a larger demographic with more remote employees working outside our physical footprint and throughout the country.
The Company provides a range of compensation and benefit programs designed to be competitive within its markets and commensurate with employee roles, experience and performance. These programs generally include base salary or wages, performance‑based incentive compensation for certain employees, retirement benefits, health and welfare benefits and paid time off.
Employee training and professional development are integral components of the Company’s human capital strategy. The Company provides ongoing training related to job responsibilities, regulatory compliance, risk management, customer service, and professional development. Employees in specialized roles, including lending, compliance, information technology and trust and wealth management, are encouraged and supported in obtaining relevant certifications and continuing education.
The Company places a strong emphasis on regulatory compliance, operational integrity, and ethical conduct. Employees receive training on applicable banking laws, regulatory requirements and internal policies, including those related to the Bank Secrecy Act/anti‑money laundering compliance, information security and customer privacy.
Management seeks to foster a workplace culture that emphasizes accountability, collaboration and long‑term employee engagement. The Company believes that its relatively stable workforce and low employee turnover contribute to operational continuity, consistent customer service and effective risk management.
Management believes that its employees and local decision‑making culture are critical to maintaining strong customer relationships and executing the Company’s business strategy.
Customer and Revenue Concentration
The Company is not materially dependent on any single customer, depositor, borrower, fintech partner or other relationship for its revenues. In addition, the Company is not materially dependent on any single line of business, and no material portion of the Company’s revenues is derived from government contracts.
Seasonality and Economic Sensitivity
The Company’s business is subject to general economic conditions in the markets it serves, including agricultural and commercial activity within Iowa. While certain lending and deposit activity may experience modest seasonal fluctuations, particularly related to agricultural cycles, management does not believe that seasonality has a material effect on the Company’s results of operations.
Intellectual Property
The Company does not materially depend on patents, trademarks, licenses, or other intellectual property rights in the conduct of its business.
Environmental and Other Regulatory Matters
The Company and the Bank are subject to extensive federal and state regulation and supervision. Compliance with banking, consumer protection, environmental, and related laws and regulations has not had a material adverse effect on the Company’s capital expenditures, earnings, or competitive position, although such compliance results in ongoing operating and compliance costs. Additional information regarding regulation and supervision is included under “Supervision and Regulation.”
Legal Proceedings
From time to time, we are a party to various litigation matters incidental to the conduct of our business. We do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or results of operations.
Properties
The Company and the Bank conduct their operations primarily through banking facilities and administrative offices located within the State of Iowa. The Bank’s principal executive offices are located in Reinbeck, Iowa, where the Company maintains its headquarters and primary administrative functions.
As of December 31, 2025, the Bank operated 16 full‑service branch offices. These branch offices are located throughout the State of Iowa and are operated as part of the Company’s single reportable segment, banking operations. The Company’s properties consist of a combination of owned and leased facilities. Management believes that all such properties are well maintained, adequately insured, and suitable for their intended use. The leases applicable to leased facilities are typical for similar properties in their respective markets and do not contain material terms that would adversely affect the Company’s operations.

Address	Ownership
508 Main Street, Reinbeck, IA 50669	Owned
402 N Main Street, Allison, IA 50602	Owned
932 Parriott Street, Aplington, IA 50604	Owned
302 Main Street, Cedar Falls, IA 50613	Owned
1922 Ingersoll Ave, Des Moines, IA 50309	Owned
230 Main Street, Garwin, IA 50632	Owned
111 E Traer Street, Greene, IA 50636	Owned
1025 Main Street, Grinnell, IA 50112	Owned
141 Eldora Road, Hudson, IA 50643	Owned
121 Cedar Street, Nashua, IA 50658	Owned
214 W 4th Street, Tama, IA 52339	Owned
242 Tower Park Drive, Waterloo, IA 50701	Owned
13523 University Ave, Clive, IA 50325	Owned
312 Nile Kinnick Drive S, Adel, IA 50003	Owned
1375 SW State Street, Ankeny, IA 50023	Owned
109 Main Street, Lincoln, IA 50652	Owned
In addition to its branch network, the Company utilizes certain facilities for administrative, operations, technology, trust and wealth management functions, including a leased, dedicated office for wealth management personnel located in West Des Moines, Iowa. The bank’s main operations and administrative facility is located at 360 Westfield Ave, Suite 6, Waterloo, IA 50701. This is a bank-owned facility.
The Company does not believe that any individual property is material to its business on a standalone basis or that the loss of any single facility would have a material adverse effect on its operations. Management believes that the Company’s current facilities, taken as a whole, provide sufficient capacity to support its existing operations and anticipated growth.

SUPERVISION AND REGULATION
General
We are extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company’s and the Bank’s business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us and the Bank, are difficult to predict. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to us or the Bank. Changes in applicable laws, regulations or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on our and the Bank’s business, operations and earnings. Supervision and regulation of banks, their holding companies and affiliates is intended primarily for the protection of depositors and customers, the DIF of the FDIC, and the U.S. banking and financial system rather than holders of our capital stock.
Regulation of the Company
We are registered as a bank holding company with the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such, we are subject to comprehensive supervision and regulation by the Federal Reserve and are subject to its regulatory reporting requirements. Federal law subjects bank holding companies, such as the Company, to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company.
Activity Limitations. Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks and certain other activities determined by the Federal Reserve to be closely related to banking. In addition, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.
Source of Strength Obligations. A bank holding company is required to act as a source of financial and managerial strength to its subsidiary bank and to maintain resources adequate to support its bank. The term “source of financial strength” means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as the Bank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of the Bank, this agency is the FDIC) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to the Bank in the event of financial distress. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment.
Acquisitions. The BHC Act permits acquisitions of banks by bank holding companies, such that we and any other bank holding company, whether located in Iowa or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company or (iii) merging or consolidating with any other bank holding company. The Federal Reserve may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the Community Reinvestment Act, further described below and (4) the effectiveness of the companies in combatting money laundering.
Change in Control. Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, and the FDIC before acquiring control of the Bank. Upon receipt of such notice, the bank regulatory agencies may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires the power to vote 10% or more of our outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.
Sarbanes-Oxley Act of 2002. Once we become a public company that files periodic reports with the SEC, under the Exchange Act, the Company is subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which addresses, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. Our policies and procedures are designed to comply with the requirements of the Sarbanes-Oxley Act.
Incentive Compensation. The Dodd-Frank Act required the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as us and the Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The federal banking agencies issued proposed rules in 2011 and previously issued guidance on sound incentive compensation policies. In 2016, the federal banking agencies also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2025, these rules have not been implemented, although the SEC did adopt final rules implementing the clawback provisions of the Dodd-Frank Act in 2022. We and the Bank have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles - that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management and be supported by strong corporate governance.
Shareholder Say-On-Pay Votes. The Dodd-Frank Act requires public companies to take shareholders’ votes on proposals addressing compensation (known as say-on-pay), the frequency of a say-on-pay vote, and the golden parachutes available to executives in connection with change-in-control transactions. Public companies must give shareholders the opportunity to vote on the compensation at least every three years and the opportunity to vote on frequency at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially. The say-on-pay, the say-on-parachute and the say-on-frequency votes are explicitly nonbinding and cannot override a decision of our board of directors.

Other Regulatory Matters. Once we become a public company, we and our subsidiaries will be subject to oversight by the SEC, the PCAOB, and various state securities regulators.
Capital Requirements
The Company and the Bank are each required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution’s exposure to a decline in the economic value of its capital due to changes in interest rates and an institution’s ability to manage those risks are important factors that are to be taken into account in assessing an institution’s overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels.
The Company and the Bank are subject to the following risk-based capital ratios: a common equity Tier 1 (“CET1”) risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock, plus retained earnings, and certain qualifying minority interests, less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt, other preferred stock and certain hybrid capital instruments, and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain “high volatility” commercial real estate, past due assets, structured securities and equity holdings.
The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks is 4%.
In addition, as of January 1, 2019, the capital rules require a capital conservation buffer of 2.5%, constituted of CET1, above each of the minimum risk-based capital ratio requirements (CET1, Tier 1 and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction.
The Federal Deposit Insurance Corporation Improvement Act of 1991 (the “FDICIA”), among other things, requires the federal bank regulatory agencies to take “prompt corrective action” regarding depository institutions that do not meet minimum capital requirements. The FDICIA establishes five regulatory capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. The FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized.
To be well capitalized, the Bank must maintain at least the following capital ratios:
•6.5% CET1 to risk-weighted assets;
•8.0% Tier 1 capital to risk-weighted assets;
•10.0% Total capital to risk-weighted assets and

•5.0% leverage ratio.
Failure of the Bank to be well capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. For example, only a well capitalized depository institution may accept brokered deposits without prior regulatory approval. Failure to be well capitalized or to meet minimum capital requirements could also result in restrictions on the Bank’s ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.
As of December 31, 2025 and 2024, the Bank’s regulatory capital ratios were above the applicable well capitalized standards and met the capital conservation buffer.
As a result of the Economic Growth Act, the federal banking agencies were also required to develop a “Community Bank Leverage Ratio” (the ratio of a bank’s Tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A “qualifying community bank” that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered “well capitalized” under prompt corrective action statutes. The federal banking agencies may consider a financial institutions risk profile when evaluation whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies set the minimum capital for the new Community Bank Leverage Ratio at 9%. The Bank has not opted into the Community Bank Leverage Ratio Framework.
The Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Economic Growth Act”) signed into law in May 2018 scaled back certain requirements of the Dodd-Frank Act and provided other regulatory relief. Among the provisions of the Economic Growth Act was a requirement that the Federal Reserve raise the asset threshold for those bank holding companies subject to the Federal Reserve’s Small Bank Holding Company Policy Statement (“Policy Statement”) to $3 billion. As a result, as of the effective date of that change in 2018, the Company was no longer required to comply with the risk-based capital rules applicable to the Bank as described above. However, in the fourth quarter of 2021, the Company’s assets exceeded $3 billion for the first time, such that the Company started being subject to consolidated risk-based capital requirements beginning in 2022.
The Federal Reserve has defined a well capitalized bank holding company to have, on a consolidated basis, total risk-based capital of 10% or greater and Tier 1 risk-based capital of 6% or greater. The Company’s capital ratios as of December 31, 2025 exceeded such well capitalized standard. Also, the Federal Reserve may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company’s particular condition, risk profile and growth plans.
Payment of Dividends
We are a legal entity separate and distinct from the Bank and our other subsidiaries. Our primary source of cash, other than securities offerings, is dividends from the Bank. Under the laws of the State of Iowa, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, or unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. In addition, we are also subject to federal regulatory capital requirements that effectively limit the amount of cash dividends that we may pay.
The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from the Bank. Various federal and state statutory provisions and regulations limit the amount of dividends that the Bank and our non-bank subsidiaries may pay. The Bank is an Iowa bank. The Iowa Banking Act provides that an Iowa bank may not pay dividends in an amount greater than its undivided profits.
In addition, we and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The FDIC has indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. The FDIC and the Federal Reserve have each indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings. Prior approval by the FDIC is required if the total of all dividends declared by a bank in any calendar year exceeds the bank’s profits for that year combined with its retained net profits for the preceding two calendar years.
Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:
•its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
•its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition or
•it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.
Regulation of the Bank
The Bank is subject to comprehensive supervision and regulation by the FDIC and is subject to its regulatory reporting requirements. The Bank also is subject to certain Federal Reserve regulations. In addition, as discussed in more detail below, the Bank and any other of our subsidiaries that offer consumer financial products and services are subject to regulation and potential supervision by the CFPB. Authority to supervise and examine the Company and the Bank for compliance with federal consumer laws remains largely with the Federal Reserve and the FDIC, respectively. However, the CFPB may participate in examinations on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators. The CFPB also may participate in examinations of our other direct or indirect subsidiaries that offer consumer financial products or services. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorney generals are permitted to enforce certain federal consumer financial protection rules adopted by the CFPB.
Broadly, regulations applicable to the Bank include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investment that may be made by the Bank and requirements governing risk management practices. The Bank is permitted under federal law to open a branch on a de novo basis across state lines where the laws of that state would permit a bank chartered by that state to open a de novo branch.
Transactions with Affiliates and Insiders. The Bank is subject to restrictions on extensions of credit and certain other transactions between the Bank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of the Bank’s capital and surplus, and all such transactions between the Bank and the Company and all of its nonbank affiliates combined are limited to 20% of the Bank’s capital and surplus. Loans and other extensions of credit from the Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between the Bank and the Company or any affiliate are required to be on an arm’s length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as the Bank, to their directors, executive officers and principal shareholders.
Reserves. Federal Reserve rules require depository institutions, such as the Bank, to maintain reserves against their transaction accounts, primarily interest bearing and noninterest bearing checking accounts. Effective March 26,

2020, reserve requirement ratios were reduced to zero percent. These reserve requirements are subject to annual adjustment by the Federal Reserve.
FDIC Insurance Assessments and Depositor Preference. The Bank’s deposits are insured by the FDIC’s DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. The Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution’s average total consolidated assets less its average tangible equity and applies one of four risk categories determined by reference to its capital levels, supervisory ratings and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits.
As of September 30, 2025, the DIF reserve ratio reached 1.40%, exceeding the statutory minimum of 1.35%. The FDIC, as required under the Federal Deposit Insurance Act, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. On October 18, 2022, the FDIC adopted a final plan and increased the initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including the Bank, if the DIF reserve ratio is not maintained.
Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.
Standards for Safety and Soundness. The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.
Anti-Money Laundering. A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. The USA PATRIOT Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions such as broker-dealers, investment advisors and insurance companies, and strengthened the ability of the U.S. Government to help prevent, detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for the institution. The Bank has augmented its systems and procedures to meet the requirements of these regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by law.
The FinCEN has adopted rules that require financial institutions to obtain beneficial ownership information with respect to legal entities with which such institutions conduct business, subject to certain exclusions and exemptions.

Bank regulators are focusing their examinations on anti-money laundering compliance, and we continue to monitor and augment, where necessary, our anti-money laundering compliance programs.
Banking regulators will consider compliance with the USA PATRIOT Act’s money laundering provisions in acting upon acquisition and merger proposals. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and money penalty sanctions against institutions found to be violating these obligations. Sanctions for violations of the USA PATRIOT Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million. On January 1, 2021, Congress passed federal legislation that made sweeping changes to federal anti-money laundering laws, subject to pending implementation by regulatory rulemaking. In 2024, US federal regulators proposed amendments to modernize Anti-Money Laundering (AML) and Countering the Financing of Terrorism (CFT) program requirements. Aligned with the Anti-Money Laundering Act of 2020, the rules mandate a risk-based approach requiring institutions to identify, evaluate, and document risks based on business activities and national priorities.
Economic Sanctions. The OFAC is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.
Concentrations in Lending. In 2006, the federal bank regulatory agencies released guidance on “Concentrations in Commercial Real Estate Lending” (the “Guidance”) and advised financial institutions of the risks posed by commercial real estate (“CRE”) lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. Higher allowances for credit losses and capital levels may also be required. The Guidance is triggered when CRE loan concentrations exceed either:
•Total reported loans for construction, land development and other land of 100% or more of a bank’s total risk based capital or
•Total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development and other land of 300% or more of a bank’s total risk based capital.
The Guidance also applies when a bank has a sharp increase in CRE loans or has significant concentrations of CRE secured by a particular property type. We have always had exposures to loans secured by commercial real estate due to the nature of our markets and the loan needs of both retail and commercial customers. We believe our long term experience in CRE lending, underwriting policies, internal controls and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate to managing our concentrations as required under the Guidance.
Community Reinvestment Act. The Bank is subject to the provisions of the Community Reinvestment Act (the “CRA”), which imposes a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The FDIC’s assessment of the Bank’s CRA record is made available to the public. Further, a less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities. Following the enactment of the GLB Act, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. The Bank has a rating of “Satisfactory” in its most recent CRA evaluation.
In 2023 the Federal Reserve, OCC and FDIC issued a final rule to modernize their respective CRA regulations. The revised rules would substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. The revised CRA regulations have been subject to an injunction since March 29, 2024. On July 16, 2025, the Federal Reserve, OCC and FDIC issued a joint proposal to rescind the 2023 modernization rule. The agencies continue to apply the CRA rules as they existed before the 2023 modernization, considering the injunction and pending finalization of the recission of the modernization rule.
Privacy and Data Security. The GLB Act generally prohibits disclosure of consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLB Act. The GLB Act also directed federal regulators, including the FDIC, to prescribe standards for the security of consumer information. The Bank is subject to such standards, as well as standards for notifying customers in the event of a security breach. Under federal law, the Bank must disclose its privacy policy to consumers, permit customers to opt out of having nonpublic customer information disclosed to third parties in certain circumstances and allow customers to opt out of receiving marketing solicitations based on information about the customer received from another subsidiary. States may adopt more extensive privacy protections. We are similarly required to have an information security program to safeguard the confidentiality and security of customer information and to ensure proper disposal. Customers must be notified when unauthorized disclosure involves sensitive customer information that may be misused. The federal banking agencies require banks to notify their regulators within 36 hours of a “computer-security incident” that rises to the level of a “notification incident.”
Consumer Regulation. Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that:
•limit the interest and other charges collected or contracted for by the Bank, including new rules respecting the terms of credit cards and of debit card overdrafts;
•govern the Bank’s disclosures of credit terms to consumer borrowers;
•require the Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the community it serves;
•prohibit the Bank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit;
•govern the manner in which the Bank may collect consumer debts and
•prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services.
Mortgage Regulation. The CFPB has issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with new standards and practices with regard to: error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower’s mortgage loan account; and evaluating borrowers’ applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages (“ARMs”), periodic statements for residential mortgage loans and prompt crediting of mortgage payments and response to requests for payoff amounts.
In 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) granted certain forbearance rights and protection against foreclosure to borrowers with a “federally backed mortgage loan,” including certain first or subordinate lien loans designed principally for the occupancy of one to four families. These consumer protections under the CARES Act continued during the COVID 19 pandemic emergency, and while most of these protections expired in 2022, on January 18, 2023, in its revised Mortgage Servicing Examination

Procedures, the CFPB stated it expected servicers to continue to utilize these safeguards, regardless of their expiration.
Non-Discrimination Policies. The Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act (the “ECOA”) and the Fair Housing Act (the “FHA”), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice (the “DOJ”), and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has increased its efforts to prosecute what it regards as violations of the ECOA and FHA.
Cybersecurity: The federal banking regulators regularly issue new guidance and standards and update existing guidance and standards regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. The SEC has adopted a rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings as necessary.
Federal banking agencies additionally require banking organizations to notify their primary banking regulator within 36 hours of determining that a “computer-security incident” has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization’s ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss or its operations that would impact the stability of the United States.
State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and many states, including Iowa, have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.
Risks and exposures related to cybersecurity attacks, including litigation and enforcement risks, are expected to be elevated for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers.
See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity.

MANAGEMENT
Board of Directors
Our board of directors currently consists of nine members. Our board of directors is divided into three classes, with staggered three-year terms, and directors in each class are elected at the annual meeting of shareholders in the year in which their respective terms expire. Each director serves until his or her successor is duly elected and qualified. Pursuant to our Bylaws, our board of directors is authorized to consist of not fewer than five or more than fourteen directors, with the exact number of directors determined from time to time by resolution of the board of directors. All directors of the Company also serve as directors of the Bank.
The following table sets forth certain summary information about our current directors, including their names, ages, classes, and year in which they began serving as a director. No current director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director except as disclosed below. See the section entitled “Certain Relationships and Related Party Transactions - Transactions with Castle Creek - Board Representation and Observer Rights.”

Name	Age	Position	Director Since	Expiration Year
Sally Hollis	52	Chairman and Director	2017	2029
David Deeds	57	Vice Chairman and Director	2016	2029
Sean Willett	54	Director, President & Chief Executive Officer	2024	2028
Michael Peterson	58	Director	2010	2027
W. Scott Bush	50	Director	2017	2027
Spencer Cohn	38	Director	2022	2027
Denny Presnall	72	Director	2017	2029
John Teeple	57	Director	2026	2029
Rodney Foster	65	Director	2026	2028
Sally Hollis. Ms. Hollis is the Chairman of the board of directors of the Company and the Bank. She has served on the board of directors since 2017. Ms. Hollis received her undergraduate degree from Iowa State University and an MBA from the University of Northern Iowa. She was employed by John Deere for fifteen years and has spent the past twelve years leading Lanehaven Farms, Inc., a family-owned agricultural operation in Northeast Iowa that produces corn, soybeans, seed corn, organic grains, and hogs. Ms. Hollis also serves as a Trustee of the McElroy Trust. She is the Chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee.
David Deeds. Mr. Deeds is the Vice Chairman of the Company and the Bank and has served on the board of directors since 2016. He is currently President of JSA Development and Walsh Holding Company in Waterloo, Iowa, and is an Associate Professor of Practice in Accounting at the University of Northern Iowa. Mr. Deeds is a Certified Public Accountant. He received his undergraduate degree from the University of Northern Iowa and an MBA from the University of Kansas. Mr. Deeds is the Chair of the Audit Committee, Vice Chair of the Risk Committee, and Vice Chair of the Compensation Committee.
Sean Willett. Mr. Willett is a director of the Company and the Bank and joined the board of directors in 2024. He also serves as President and Chief Executive Officer of the Company and the Bank. Previously, Mr. Willett served as Executive Vice President at Five Star Bank, a $6.2 billion community bank headquartered in New York. Before that, he spent more than fifteen years in global leadership roles at Morgan Stanley and JPMorgan. Mr. Willett currently serves as Chairman of the Board of Trustees of Trocaire College. He received his undergraduate degree from the University of Maryland, an Executive MBA from Quantic School of Business, and has completed executive education at the Haas School of Business at the University of

California, Berkeley. Mr. Willett is a member of the Risk, Compensation, Nominating and Governance Committees and a non-voting member of the Audit Committee.
Michael Peterson. Mr. Peterson is a director of the Company and the Bank and has served on the board of directors since 2010. He is currently an Assistant Secretary and Assistant Treasurer of Peterson Contractors, Inc., based in Reinbeck, Iowa. Mr. Peterson earned his undergraduate degree from Mankato State University. He serves as Vice Chair of the Nominating and Corporate Governance Committee and is a member of the Trust Committee.
W. Scott Bush. Mr. Bush is a director of the Company and the Bank and has served on the board of directors since 2017. He is the founder of Templeton Rye Whiskey and currently owns Foundry Distilling Company in West Des Moines, Iowa. Prior to entering the spirits industry, Mr. Bush worked in banking and venture capital, including six years at JPMorgan Chase in Chicago and New York, and with Common Angels, a technology-focused angel investment firm in Boston. Mr. Bush also serves as a director of Thelma’s Treats, a Des Moines-based manufacturer of ice cream sandwiches and cookies, and as an advisor to Shield3, a Seattle-based provider of automated security and compliance solutions for Web3 transactions. He received his undergraduate degree from the University of Iowa and an MBA from the MIT Sloan School of Management. Mr. Bush is the Chair of the Trust Committee and member of the Audit Committee.
Spencer Cohn. Mr. Cohn is a director of the Company and the Bank and joined the board of directors in 2022. He received his undergraduate degree from the University of Illinois at Urbana-Champaign and is a graduate and Capstone Advisor of the ABA Stonier Graduate School of Banking at The Wharton School of the University of Pennsylvania. Mr. Cohn is a Director at Castle Creek Capital. He also serves as a Director of the Cystic Fibrosis Foundation and as Co-Chair of the Cystic Fibrosis Foundation’s Tomorrow’s Leaders program (San Diego Chapter). In addition, Mr. Cohn is a Senior Mentor and Resume Reviewer for Wall Street Oasis. He is a member of the Compensation Committee.
Denny Presnall. Mr. Presnall is a director of the Company and the Bank and has served on the board of directors since 2017. He received his undergraduate degree from the University of Northern Iowa. Mr. Presnall retired in 2018 after serving as Executive Director and Secretary-Treasurer of the Iowa Farm Bureau Federation and as Senior Vice President–Secretary of FBL Financial Group, Inc., Farm Bureau Life Insurance Company, and Farm Bureau Property & Casualty Insurance Company. He currently serves on the boards of trustees of Des Moines Area Community College, Coaches vs. Cancer, and Prevent Blindness. Mr. Presnall is the Chair of the Compensation Committee, a member of the Nominating and Corporate Governance Committee, and Vice Chair of the Trust Committee.
John Teeple. Mr. Teeple is a director of the Company and the Bank and joined the board of directors in 2026. Mr. Teeple is currently Chief Operating Officer of agricultural technology startup Bonsai Robotics and previously served in executive leadership roles at equipment manufacturers, including more than twenty-three years at John Deere, Chief Operating Officer at Sukup Manufacturing, and Global Director at Vermeer Corporation. He also served as Global Lead for the Agriculture Industry at Amazon Web Services and as Senior Vice President of Agriculture at DTN. Mr. Teeple currently serves as an independent director of Agrivision–PrairieLand Partners, a John Deere dealer group, and Precision AI. His prior nonprofit board service includes more than nine years with the Science Center of Iowa and two years with the Ankeny Economic Development Corporation. Mr. Teeple received his undergraduate degree from Iowa State University, an MBA from Northwestern University’s Kellogg School of Management, and an executive certificate in Global Leadership from the Tuck School of Business at Dartmouth College. He is a member of the Risk Committee.
Rodney Foster. Mr. Foster is a director of the Company and the Bank and joined the board of directors in 2026. He is a Certified Public Accountant and a retired partner of RSM US LLP, with professional experience in audit and risk management. Mr. Foster has served on the boards of several nonprofit organizations, including prior service as President of the Iowa Society of Certified Public Accountants. He currently serves as a board member and Audit Committee Chair of Allied Construction Services Holding Company Inc., a multi-state interior construction contractor, and continues to serve on various nonprofit boards and advisory councils.

Mr. Foster received his undergraduate degree from the University of Northern Iowa and received his Business Advisor Designation from the University of Chicago Booth School of Business. He Vice Chair of the Audit Committee and Chair of the Risk Committee.
Corporate Governance Principles and Board Matters
We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. In connection with this resale registration, our board of directors will adopt corporate governance guidelines that will become effective upon the consummation of this resale registration, which will set forth the framework within which our board of directors, assisted by its committees, will direct the affairs of our Company. Our corporate governance guidelines will address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board committees and selection of new directors. Upon completion of this offering, these corporate governance guidelines will be available on our website at https://www.mylsb.com.
Director Qualifications
We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government, or civic organizations. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on their own unique experience. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s independence, character, judgment, diversity, age, skills, including financial literacy, and experience in the context of our needs and our then-current board of directors. Our board of director’s priority in selecting board members is the identification of persons who will further the interests of our shareholders through his or her record of professional and personal experiences and expertise relevant to our growth strategy.
Director Independence
Because our common stock is not listed on a national securities exchange, such as Nasdaq or the New York Stock Exchange, we are not subject to many of the director independence requirements applicable to companies whose securities are so listed. Nevertheless, in order to maintain strong corporate governance practices, our board of directors evaluates director independence using the Nasdaq independence standards as a reference framework.
Under Nasdaq independence rules, Mr. Willett is not independent because he serves as President and Chief Executive Officer of both the Company and the Bank. Additionally, because Ms. Hollis served as an executive officer of the Company and the Bank within the past three years and received executive compensation in excess of applicable thresholds, she is not considered independent under Nasdaq standards.
Additionally, based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has affirmatively determined that, with the exception of Mr. Willet, each of our current directors is an “outside” director and “independent of management,” as defined under the FDICIA. The board determined that Mr. Willett does not qualify because of his role as President and Chief Executive Officer of the Company and the Bank.
Term of Office
Our Bylaws provide that the number of members of the Company’s board of directors shall not be fewer than five or more than fourteen, with the exact number determined from time to time by resolution of the board of directors. The board of directors is divided into three classes, designated Class I, Class II, and Class III, with staggered three‑year terms, and each class consisting, as nearly as practicable, of one‑third of the total number of directors. At each annual meeting of shareholders, directors are elected to succeed those directors whose terms then expire, and each such director is elected to serve for a term expiring at the third annual meeting following his or her election, and until his or her successor is duly elected and qualified. Each director holds office until his or her successor has been duly elected and qualified, or until such director’s earlier resignation, death, disqualification, removal, or incapacity. As of the 2026 annual meeting of stockholders, the terms of the Class I directors will expire at the annual meeting of shareholders to be held in 2027, the terms of the Class II directors will expire at the annual meeting of shareholders to be held in 2028 and the terms of the Class III directors will expire at the annual meeting of shareholders to be held in 2029. The officers of the Company are appointed by the board of directors and serve at the discretion of the board of directors, subject to the terms of any applicable employment agreements.
Board Role in Risk Oversight
The board of directors has overall responsibility for overseeing the Company’s risk management framework and considers risk as an integral part of the Company’s business strategy and key decision‑making processes. Management is responsible for the day‑to‑day identification, assessment, and management of risk and regularly reports to the board of directors and its committees on the Company’s material risk exposures. Risk oversight responsibilities are allocated among the board’s standing committees based on their respective areas of expertise. The Risk Committee oversees the Company’s enterprise‑wide risk management framework, including operational, compliance and regulatory, strategic, reputational, capital, cybersecurity, and emerging risks. The Audit Committee oversees risks related to financial reporting, internal controls, and audit matters. The Compensation Committee oversees risks arising from the Company’s compensation policies and practices. The Trust Committee oversees risks associated with trust and fiduciary activities. The Nominating and Corporate Governance Committee oversees risks related to corporate governance, board composition, and board effectiveness.
The Company believes this structure supports effective oversight of the Company’s material risks.
Code of Business Conduct and Ethics
In connection with this resale registration, our board of directors will adopt a Code of Business Conduct and Ethics that will be effective upon the consummation of this resale registration and that is designed to ensure that our directors, executive officers, and associates meet the highest standards of ethical conduct. The Code of Business Conduct and Ethics will require that our directors, executive officers, and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. Upon completion of this offering, a copy of our Code of Business Conduct and Ethics will be available free of charge on our website at https://www.mylsb.com. We expect that any amendments to such code and guidelines, or any waivers of their requirements with respect to our directors or executive officers, will be disclosed on our corporate website.
Board Committees
Our board of directors has established five standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Risk Committee, and a Trust Committee. Although the Company’s common stock is not currently listed on a national securities exchange, the Company has evaluated director independence and committee composition using the applicable independence standards set forth in the Nasdaq rules.
Additionally, because the board of directors of the Company and the board of directors of the Bank are comprised of the same individuals, the Company has also evaluated the independence of the Audit Committee under the applicable requirements of the FDICIA.
Audit Committee
Our Audit Committee currently consists of David Deeds, W. Scott Bush, Rod Foster and Sean Willett as a non-voting member. A majority of our Audit Committee members satisfy the applicable independence requirements of the FDICIA, which requires that a majority of our Audit Committee be made up of “outside”

directors who are independent from management. Mr. Willett is not considered independent under the FDICIA rules or the Nasdaq rules.
The board of directors has determined that each member of our Audit Committee meets the requirements for the service on the committee.
Our Audit Committee is generally responsible for the following duties and responsibilities:
•overseeing the integrity of the Company’s financial statements and financial reporting processes;
•overseeing the adequacy and effectiveness of internal controls;
•reviewing management’s reports regarding internal control, financial reporting, and compliance;
•overseeing the internal audit function;
•reviewing existing operations and procedures to ascertain compliance with bank policies, laws, and regulations;
•appointing, compensating, retaining, and overseeing the independent auditor, including evaluating the auditor’s qualifications, performance, and independence;
•reviewing the scope and results of external and internal audits;
•overseeing compliance with legal, regulatory, and ethical requirements;
•evaluating the adequacy of policies and procedures for safeguarding Company assets;
•overseeing risk assessment and risk management practices related to financial reporting, accounting, auditing, and internal controls and
•establishing and overseeing procedures for the receipt, retention, and treatment of complaints.
Compensation Committee
Our Compensation Committee currently consists of Denny Presnall, David Deeds, Sally Hollis, Spencer Cohn and Sean Willett. Ms. Hollis and Mr. Willett are not considered independent under the Nasdaq rules.
Our Compensation Committee is generally responsible for the following duties and responsibilities:
•reviewing and approving the Company’s executive compensation philosophy, strategy, and programs;
•reviewing and approving annual performance goals and objectives for the Chief Executive Officer;
•reviewing and approving compensation for other executive officers, including base salary and short-term and long-term incentive compensation;
•reviewing and approving employment-related arrangements for executive officers, including employment agreements, severance arrangements, and change-in-control agreements;
•recommending to the board of directors incentive compensation plans and equity-based compensation plans, approve or ratify awards under such plans, and oversee the administration and operation of these plans in accordance with their terms and the Company’s compensation strategy;
•reviewing and approving any compensation-related matters to be considered by stockholders at the annual meeting, including those proposed by management or stockholders, and recommend any actions to be taken by the board of directors with respect to these proposals; and

•overseeing the Company’s employee benefit programs, including qualified retirement plans, health and welfare plans, and other ancillary benefit programs, and receive periodic reports on compensation and benefit programs affecting employees more broadly.
Information regarding the Compensation Committee’s processes and procedures for considering and determining executive officer compensation is provided in the section entitled “Executive and Director Compensation.” Except to the extent prohibited by law or regulation, the Compensation Committee may delegate matters within its power and responsibility to individuals or subcommittees when it deems appropriate.
In addition, the Compensation Committee has the authority under its charter to retain outside advisors to assist the Compensation Committee in the performance of its duties.
Nominating and Corporate Governance Committee.
Our Nominating and Corporate Governance Committee currently consists of Sally Hollis, Michael Peterson, Denny Presnall and Sean Willett. Ms. Hollis and Mr. Willett are not considered independent under the Nasdaq rules.
Our Nominating and Corporate Governance Committee is generally responsible for the following duties and responsibilities:
•identifying, evaluating, and recommending qualified individuals for election or appointment to the board of directors;
•recommending to the board of directors the director nominees for each annual meeting of stockholders and director nominees to be elected by the board of directors to fill interim director vacancies;
•recommending to the board of directors the leadership structure of the board of directors and the composition and leadership of board of directors’ committees;
•overseeing the annual review and evaluation of the performance of the board of directors and its committees;
•developing and recommending to the board of directors updates to our corporate governance documents;
•overseeing policies and practices relating to stockholder engagement and communications on governance matters and
•overseeing the Company’s ESG strategy, initiatives, and policies.
Other Committees
In addition to our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our board of directors currently has the following additional committees: (i) the Risk Committee (chaired by Rodney Foster and vice chaired by David Deeds) and (ii) the Trust Committee (chaired by Scott Bush and vice chaired by Denny Presnall).
Compensation Committee Interlocks and Insider Participation
Ms. Hollis served as Executive Chair of the Company and the Bank from June 13, 2023 through March 29, 2024. During 2025, Mr. Willett, our President and Chief Executive Officer, served as a voting member of the Compensation Committee.
Except as described above, none of the members of our Compensation Committee is, or has been at any time during the past three years, an officer or employee of the Company. In addition, none of our executive officers currently serves, or served during the past fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.
Executive Officers
The following table sets forth certain summary information regarding our executive officers, including their names, ages and positions.

Name	Age	Position
Sean Willett	54	Chief Executive Officer
Andy Borrmann	55	Chief Financial Officer
Emily Girsch	47	Chief Administrative Officer
Karen Barnes	48	Chief Risk Officer and General Counsel
Rebecca Bell	59	Chief Accounting Officer
Daniel Downs	47	Chief Credit Officer
The business experience of each of the executive officers documented in the table above is set forth below, except for Sean Willett, as his business experiences are described above in the section entitled “Board of Directors.” No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our current directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.
Andy Borrmann. Mr. Borrmann joined the Company in September 2024 and brings thirteen years of experience as a Chief Financial Officer at community banks in the southeastern United States. Earlier in his career, he served as an equity analyst at Robinson Humphrey (now Truist Securities) and Morgan Keegan (now Raymond James). Mr. Borrmann is recognized for driving financial performance and optimizing community bank balance sheets, resulting in enhanced shareholder value. He earned his undergraduate degree from Arizona State University.
Emily Girsch. Ms. Girsch received her undergraduate degree from the University of Northern Iowa, an MBA from the University of Iowa, and is a Certified Public Accountant. She has been with the Company for twenty-three years and has more than twenty-five years of experience in the banking industry. Prior to joining the Company, Ms. Girsch worked at RSM McGladrey as an auditor specializing in financial institutions. During her tenure at the Company, she advanced through increasingly senior leadership roles, including Chief Financial Officer in 2006 and Executive Vice President in 2010, and served as Interim Chief Executive Officer from June through December 2023. In September 2024, she transitioned to the role of Chief Administrative Officer, where she oversees key administrative functions, including marketing, operations, facilities, governance, and human resources. Ms. Girsch has successfully led two core system conversions and played a key role in capital-raising initiatives through multiple common and preferred stock offerings, raising more than $50 million for the Company. These efforts supported significant growth, including an increase in total assets from $250 million to $1.8 billion, two branch acquisitions, and expansion into the Des Moines market. She has also previously served as Board Chair of the Northeast Iowa Food Bank.
Karen Barnes. Ms. Barnes serves as Chief Risk Officer and General Counsel of the Company. She earned her undergraduate degree from Northwestern University and a Juris Doctor from the University of Iowa College of Law. Ms. Barnes began her career at the Federal Reserve Bank of Chicago and the Federal Deposit Insurance Corporation and subsequently held management roles overseeing legal and compliance functions at financial services organizations.
Rebecca Bell. Ms. Bells brings over 25 years of executive leadership experience in banking to her role as Chief Accounting Officer at Lincoln Savings Bank. Throughout her tenure in banking, she has overseen a broad range of departments, including Accounting, Audit, Compliance, Deposit Operations, and Human Resources.  Most recently, Ms. Bell served as Chief Financial Officer at American Pride Bank from 2021 to December 2025.  Prior to joining American Pride Bank, Rebecca served in several roles during her tenure at

SouthCrest Bank Group from 2011 to 2021, including as Chief Accounting Officer and Chief Risk Officer. In these roles, she managed monthly, quarterly, and annual financial and regulatory reporting processes, ensuring compliance with Generally Accepted Accounting Principles (GAAP), Financial Accounting Standards Board (FASB) guidelines, and regulatory requirements for both the holding company and the bank. Rebecca also served as a member of the Asset Liability Committee, reviewing quarterly ALM analyses and ensuring compliance with internal policies. Her responsibilities extended to managing Deposit Operations, Compliance and BSA, Vendor Management, and Information Security functions within the organization. Earlier in her career, Rebecca advanced through the audit ranks at Mauldin & Jenkins, ultimately being promoted to Partner. From 1987 to 2011, she provided audit services to nonpublic and SEC-registered financial institutions with assets ranging from $20 million to over $1 billion.
Daniel Downs. Mr.Downs serves as Chief Credit Officer of Lincoln Savings. Mr. Downs joined the Bank in 2015 and has held multiple senior lending leadership roles, including Head of Lending and Regional Commercial Lending Manager. He has more than 20 years of banking experience in central Iowa focused on commercial lending, credit administration, underwriting, and portfolio management. Mr. Downs earned a bachelor’s degree from Faith Baptist Bible College and a master’s degree in financial management from Drake University.

EXECUTIVE AND DIRECTOR COMPENSATION
As an emerging growth company under the JOBS Act, we are not required to include a Compensation Discussion and Analysis and have opted to comply with the scaled disclosure requirements applicable to emerging growth companies, including limiting the reporting of executive compensation to our principal executive officer and our next two most highly compensated executive officers, who we refer to as our “named executive officers” or “NEOs.”
The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our NEOs in the future. We will continue to review, evaluate, and modify our compensation framework to maintain a competitive total compensation package. The Compensation Committee of the Board acknowledges the important roles members of management play in the long-term success of the Company and seeks to align our compensation practices with the achievement of Company goals.
Our NEOs, which consist of our principal executive officer and the Company’s two most highly compensated executive officers during the year ended December 31, 2025, are:
•Sean Willett, President and Chief Executive Officer of the Company and the Bank;
•Andy Borrmann, Chief Financial Officer of the Bank and
•Emily Girsch, Chief Administrative Officer of the Bank.
Summary Compensation Table
The following table sets forth certain information with respect to the compensation paid to our named executive officers for the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary($)(1)	Stock Awards($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total($)
Sean Willett
President and Chief Executive Officer	2025	$507,372	$927,000	$81,250	$11,451	$1,527,073
Andy Borrmann
Chief Financial Officer	2025	355,160	309,000	56,875	11,451	732,486
Emily Girsch
Chief Administrative Officer of the Bank	2025	355,160	—	56,875	18,451	430,486
__________________
(1)The actual 2025 salary may differ slightly from the contract salary due to changes in the Company’s payroll schedule—from 24 to 26 pay periods per year—and the shift from paying two cycles in arrears to paying current.
(2)Represents the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, using the assumptions discussed in Note 15 (“Employee Benefit Plans”) of the consolidated financial statements included in this registration statement. For performance-based RSUs, the grant date fair value is calculated using the target number of performance-based RSUs awarded to each NEO, which was the assumed probable outcome as of the grant date.
(3)Reflects the annual bonuses earned by each NEO, as described in greater detail below.
(4)All Other Compensation for 2025 is detailed in the table below.

Name	Year	Employee Stock Ownership Plan Contributions	401(k) Contributions (1)	Total
Sean Willett	2025	$11,451	$—	$11,451
Andy Borrmann	2025	11,451	—	11,451
Emily Girsch	2025	11,451	7,000	18,451
__________________
(1)For calendar year 2025, Messrs. Willett and Borrmann did not participate in the Company’s 401(k) profit-sharing plan.
Narrative Disclosure to Summary Compensation Table
Base Salary
The Company provides NEOs with a base salary to compensate them for services rendered during the fiscal year. Base salaries for NEOs are determined based on their position and areas of responsibility supported by comparable market data and are adjusted for duties, responsibilities and experience of the NEO. Salary levels are typically considered annually. The NEOs’ base salaries for 2025 were as follows: Mr. Willett, $500,000; Mr. Borrmann, $350,000 and Ms. Girsch, $350,000.
Annual Bonus Plan
Pursuant to their respective employment agreements, our NEOs are eligible to participate in discretionary annual incentive bonus programs designed to align executive compensation with Company and Bank performance and individual contributions. Under these arrangements, annual cash bonus opportunities are expressed as a percentage of each executive’s base salary and are subject to review and determination by our board of directors or its Compensation Committee.
For 2025, each of Messrs. Willett and Borrmann and Ms. Girsch is eligible to receive an annual incentive bonus with a target opportunity equal to 25% of their base salary. Bonus determinations may consider a combination of corporate or Bank performance, individual performance objectives, and discretionary considerations intended to recognize leadership, strategic execution, and other contributions. Payment of any bonus is not guaranteed and is contingent upon continued employment through the applicable performance period, except as otherwise provided in the employment agreements in connection with a qualifying termination or a change in control.
The following table presents the performance measures and goals for the NEOs as well as the actual results and payout as a percentage of target for 2025:

Performance Measures	2025 Goal Target	2025 Actual Results	2025 Payout as a Percentage of Salary
Deposit Growth (1)	$55MM	$43.8MM (4)	3.75%
Q4 Core Return on Average Assets (2)	0.25%	0.29%	12.50%
Non-Performing Asset Ratio (3)	0.75%	3.30%	—%
Total Payout			16.25%
__________________
(1)For purposes of the annual incentive bonus, deposit growth is measured as core deposit growth over year in dollars. Three levels of performance are established, threshold ($45MM, target $55MM, and Superior $65MM). The performance of this goal is weighted as 30% of the overall opportunity.
(2)For purposes of the annual incentive bonus, core return on average assets is measured using the Core Net Income as defined by the Company's Compensation Committee for the fourth quarter. Three levels of performance are established, threshold ROA of at least 0.15%, target ROA of at least .25%, and superior ROA of at least .35%. The performance of this goal is weighted as 50% of the overall opportunity.
(3)For purposes of the annual incentive bonus, non-performing assets ratio is measured as a percentage as of the end of the year. Three levels of performance are established, threshold NPA ratio of .99% or less, target NPA ratio of .75% or less, and superior NPA rate of .50% or less. The performance of this goal is weighted as 20% of the overall opportunity.
(4)The Compensation Committee determined the Threshold level of the Deposit Growth goal was achieved.

Stock Based Awards
In 2019, the Company adopted the Lincoln Bancorp 2019 Equity Incentive Plan (the “2019 Plan”), which is described in greater detail below. The 2019 Plan allows us to promote the long-term financial success of the Company by providing a means to attract, retain and reward individuals who can and do contribute to such success, and to further align their interests with those of our shareholders. We generally award annual equity awards in the form of restricted stock units, which historically have been performance‑based for our NEOs and eligible to vest on a pro‑rata basis each year.
In 2025, Mr. Willet received the following grants: (i) 20,000 RSUs, which are eligible to vest on December 23, 2026, subject to his continued employment on such date, and (ii) 55,000 RSUs, which were eligible to vest based on the Company’s achievement of pre-established return on assets (“ROA”) goal. The Company did not achieve the established goal and, therefore, such RSUs were forfeited as of December 31, 2025. On January 1, 2026, Mr. Willett received 40,000 RSUs, which are eligible to vest based on the Company’s achievement of pre-established ROA goals for calendar year 2026.
In 2025, Mr. Borrmann received the following grants: (i) 15,000 RSUs, which are eligible to vest on December 31, 2026, based on the achievement of pre-established ROA goals for the fourth quarter of calendar year 2026; and (ii) 10,000 RSUs, which are eligible to vest on December 31, 2027, based on the achievement of pre-established ROA goals for calendar year 2027, and in each case subject to Mr. Borrmann’s continued employment with the Company through the vesting date.
Ms. Girsch did not receive a grant of RSUs during 2025.
401(k) Plan.
The Lincoln Bancorp 401(k) Profit Sharing Plan (the “401(k) Plan”) is designed to provide retirement benefits to all eligible full-time and part-time employees of the Bank who have attained age 21 and completed at least 1000 hours of service. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Named executive officers may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer a portion of their compensation to the 401(k) Plan up to the applicable statutory limit. We currently match 100% of employee deferrals on the first 3% and 50% on the next 2% of employee compensation. All participant deferrals and employer contributions to the 401(k) Plan are immediately fully vested. Participants may direct the investment of their entire 401(k) Plan account balances.
ESOP Plan
The Company maintains an Employee Stock Ownership Plan (the 'ESOP') that covers all eligible full-time and part-time employees of the Bank who have attained age 21 and completed at least 1000 hours of service. Participants who do not have at least 1,000 hours of service during such plan year or are not employed on the last working day of the plan year are generally not eligible for an allocation of Company contribution for such year. The ESOP is a leveraged plan, holding 15.15% of our outstanding Class A common stock. Shares are released and allocated to participants annually as the ESOP debt is repaid. The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loans from the Company. Participants vest in the Company’s contributions and earning thereon based on years of credited service. Allocations are based on a participant’s eligible compensation, relative to total eligible compensation. The ESOP provides a repurchase right to participants, which requires the Company to buy back vested shares at fair market value upon separation from the company, which may create significant future cash requirements.
Employment Agreements
On December 5, 2023, September 9, 2024, and September 16, 2024, the Company and the Bank entered into an employment agreement with Mr. Willett, Mr. Bormann and Ms. Girsch, respectively. Each employment agreement has an initial term (2 years, in the case of Messrs. Willett and Borrmann and 1 year, in the case of Ms. Girsch) and thereafter automatically renews for successive one‑year terms unless either party provides written notice of non‑renewal at least ninety (90) days prior to the applicable renewal date. In the event a change in control occurs during the term, the employment agreement will remain in effect for twenty‑four (24) months following the change in control.
Each employment agreement provides for an initial base salary (Mr. Willett, $500,000; Mr. Borrmann, $350,000; and Ms. Girsch, $350,000), as well as an opportunity to earn a discretionary annual incentive bonus, with a target bonus opportunity equal to a percentage of base salary (Mr. Willett, 40%; Mr. Borrmann, 30%; and Ms. Girsch, 30%).
Mr. Willett’s employment agreement also provides for performance‑based restricted stock unit awards for 2025, 2026 and 2027, subject to approval by the Company’s board of directors, continued employment through certification of performance results, and the achievement of specified return‑on‑assets performance goals.
Each NEO is entitled to participate in the Company’s retirement, medical, dental, vision, disability, life insurance, and other employee benefit plans made available to senior executives, on terms no less favorable than those provided to similarly situated executives.
The employment agreements include customary confidentiality, non‑disclosure, non‑competition, and non‑solicitation covenants. These restrictive covenants generally apply during the NEO’s employment and for a period of twelve months following termination.
If the executive’s employment is terminated for cause, due to death or disability, if he or she voluntarily resigns without good reason, or if the employment agreement expires due to non‑renewal, the executive is entitled to payment of his or her earned but unpaid base salary and accrued but unused vacation time through the date of termination.
If the executive’s employment is terminated by the Company without cause or if he or she resigns for good reason (each as defined in the employment agreement), in each case outside of a change in control, the executive is entitled, subject to execution of a release of claims, to payment of earned but unpaid compensation and a cash severance payment equal to 100% of base salary in effect on the termination date, payable in a lump sum, as well as continued eligibility for subsidized medical, dental and vision coverage under COBRA for up to twelve months.
If the executive’s employment is terminated by the Company without cause or if he or she resigns for good reason during the period beginning six months prior to and ending twelve months following a change in control, the executive is entitled, subject to execution of a release of claims, to payment of earned but unpaid compensation and a cash severance payment equal to a multiple of 200% of the sum of base salary and average incentive bonus (200%, in the case of Messrs. Willett and Borrmann and 150% in the case of Ms. Girsch), payable in a lump sum, together with continued eligibility for subsidized COBRA coverage as provided in the employment agreement.
Long Term Equity Incentive Plans
The Company maintains the 2019 Plan and the Lincoln Bancorp 2026 Equity Incentive Plan, pursuant to which the Company’s employees, directors, and other service providers are eligible to receive grants of stock-based awards. Both plans are administered by the Compensation Committee of the Board, which has the authority to control and manage the operation and administration of the respective plan. The 2019 Plan and the 2026 Plan will expire in April 2029 and March 2036, respectively.
Under the 2019 Plan and the 2026 Plan, the Compensation Committee of the Board may grant the following types of awards:
•stock awards, which are equity‑based awards that provide shares of common stock or the right to receive shares (or their cash equivalent) in the future such as performance units, restricted stock, restricted stock units, or other equity‑based awards as determined by the Compensation Committee;
•stock appreciation rights (SARs), which give the holder the right to receive, in cash, shares of common stock, or a combination of both, the amount by which the fair market value of the shares at exercise exceeds the exercise price established by the Compensation Committee;

•stock options, which give the holder the right to purchase shares of common stock at an exercise price established by the Compensation Committee; and
•other cash incentive and stock-based awards, as determined by the Compensation Committee of the Board.
Dividend equivalents may be provided in connection with awards, but are only paid if the underlying award vests and are forfeited if the award does not vest.
A total of 400,000 and 600,000 shares of common stock were authorized for issuance under the 2019 Plan and 2026 Plan, respectively. Awards and the number of shares available under the plans are subject to automatic, proportionate adjustment in the event of stock splits, dividends, mergers, recapitalizations, or similar corporate transactions, and the Compensation Committee has broad discretion to make equitable adjustments, including modifying or canceling awards or settling awards for cash or replacement equity, to preserve the value of outstanding awards. Shares underlying awards that are canceled, forfeited, or expire unexercised will generally again be available for issuance under the plan; however, shares used to pay an option exercise price, shares withheld or tendered to satisfy tax withholding obligations, and shares subject to stock‑settled SARs or other awards that are not issued upon settlement will not be recycled for future grants under the plans.
The 2019 Plan and the 2026 Plan give the Compensation Committee broad discretion to determine award vesting schedules, performance conditions, and other award terms.
Upon the occurrence of a “change in control,” the 2026 Plan and the 2019 Plan provide (unless, in the case of the 2019 Plan, the Compensation Committee provides otherwise) that all outstanding awards will become fully vested (at the “target” level in the case of performance-based awards) (i) immediately if such awards are not assumed by the successor entity, or (ii) upon a termination of service without cause or by the grantee for good reason, if the awards are assumed by the successor entity.
Outstanding Equity Awards at 2025 Fiscal Year-end
The following table sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2025.

	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Sean Willett(4)	12/23/2025	20,000	(1)	247,200	—		—
Andy Borrmann	10/21/25	—		—	15,000	(2)	185,400
	10/21/25	—		—	10,000	(3)	123,600
Emily Girsch(5)	—	—		—	—		—
_______________
(1)Reflects time-based RSUs that are eligible to vest on December 31, 2026, subject to Mr. Willett's continued employment on such date.
(2)Reflects performance-based RSUs that are eligible to vest on December 31, 2026, based on the achievement of pre-established ROA goals for the fourth quarter of calendar year 2026.
(3)Reflects performance-based RSUs that are eligible to vest on December 31, 2027, based on the achievement of pre-established ROA goals for calendar year 2027.
(4)Based on the fair market value of our common stock on December 31, 2025 ($12.36 per share).
(5)Ms. Girsch did not hold any equity awards as of December 31, 2025.

2025 Director Compensation
Our Board of Directors are eligible to receive an annual retainer awarded in Company stock awards or an equivalent value in cash. The cash may be deferred. In 2025, the annual retainer was $15,994. Our Board Chair, as well as Committee Chairs, receive supplemental retainers for serving in such roles. Each non-employee director also received fees for each meeting of the Board of Directors and each committee of the Board that the director attended.
We have entered into a deferred compensation agreement with some of our non-employee directors including David Deeds, Michael Peterson, Denny Presnall and W. Scott Bush (collectively, the “Director Deferred Compensation Agreements”). While each Director Deferred Compensation Agreement allows the director to annually defer director fees, which are subsequently credited at a variable interest rate set annually by the Board and generally following WSJ prime, only Messrs. Peterson and Bush have deferred fees under their agreements in 2025. Upon the director’s death, disability or separation from service if after age 65, each will receive their respective deferral account balance at the time of such event, paid in 120 monthly installments starting on the first day of the month following such event. The following table sets forth the compensation paid to non-employee directors of the Company for the fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash($)		Stock Awards($)	Total($)
Sally Hollis	$45,000	,	$15,994	$60,994
David Deeds	46,500		15,994	62,494
Michael Peterson	45,494		—	45,494
W. Scott Bush	40,525		15,994	56,519
Spencer Cohn	41,494		—	41,494
Denny Presnall	35,500		15,994	51,494
John Teeple(2)	—		—	—
Rodney Foster(2)	—		—	—
Gerald Beechum(1)	37,000		15,994	52,994
Shara Chang (1)	56,494		—	56,494
Ken Furst (1)	28,500		15,994	44,494
_________________
(1)Each of Messrs. Beechum and Furst and Ms. Chang resigned effective February 25, 2026.
(2)Messrs. Foster and Teeple joined the Board effective January 1, 2026.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Loans to Officers, Directors and Affiliates
We offer loans in the ordinary course of business to our insiders, including our executive officers and directors, their related interests and immediate family members and other employees. Applicable law and our written credit policies require that loans to insiders be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and must not involve more than the normal risk of repayment or present other unfavorable features. Loans to non-insider employees and other non-insiders are subject to the same requirements and underwriting standards and meet our normal lending guidelines, except that non-insider employees and other non-insiders may receive preferential interest rates and fees as an employee benefit. Loans to individual employees, directors and executive officers must also comply with our Bank’s statutory lending limits and regulatory requirements regarding lending limits and collateral. All extensions of credit to the related parties must be reviewed and approved by our Bank’s board of directors, and directors with a personal interest in any loan application are excluded from the consideration of such loan application.
We have made loans to directors and executive officers. The loans to such persons (i) complied with our Regulation O policies and procedures, (ii) were made in the ordinary course of business, (iii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related us and (iv) did not involve more than a normal risk of collectability or did not present other features unfavorable to the Company.
Related Party Transaction Policy
Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W, which governs certain transactions by us with our affiliates, and the Federal Reserve’s Regulation O, which governs certain loans by us to executive officers, directors and principal stockholders. We have adopted policies to comply with these regulatory requirements and restrictions.
In addition, prior to completion of this resale registration, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Our related parties include our directors (including nominees for election as directors), executive officers, 5% stockholders and the immediate family members of these persons. Our Chief Administrative Officer, in consultation with counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to our board of directors or Audit Committee for approval. In determining whether to approve a related party transaction, our board of directors or Audit Committee may consider such factors as it deems appropriate, which factors may include, without limitation, the related party’s interest in the related party transaction, the approximate dollar value of the amount involved in the related party transaction, the approximate dollar value of the amount of the related party’s interests in the related party transaction without regard to the amount of any profit or loss, whether the related party transaction was undertaken in the ordinary course of business, whether the related party transaction with the related party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party, the purpose of, and the potential benefits to the Company of, the related party transaction, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators, the potential violations of other corporate policies, and any other information regarding the related party transaction or the related party in the context of the proposed related party transaction that would be material to investors in light of the circumstances of the particular related party transaction. Upon completion of this offering, our Related Party Transaction Policy will be available on our website at https://www.mylsb.com.
Other than the compensation arrangements with directors and executive officers described in the section entitled “Executive Compensation” and the ordinary banking relationships described above, none of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest, in any transactions to which we have been a party in which the amount involved exceeded or will exceed $120,000.
Transactions with Castle Creek
On October 22, 2018, we sold 547,945 shares of our common stock to Castle Creek Capital Partners VII, LP (“Castle Creek”). In connection with such transaction, we entered into a Stock Purchase Agreement with Castle Creek, dated as of October 22, 2018 and a Registration Rights Agreement, dated as of December 4, 2018, as amended by that certain Amendment to Registration Rights Agreement, dated as of December 8, 2023 (collectively, the “Registration Rights Agreement”). Under these agreements, we have agreed to comply with certain continuing obligations with respect to Castle Creek which are described in more detail below.
Board Representation and Observer Rights
We have agreed that one individual designated by Castle Creek (the “Castle Creek Representative”), and approved by our board of directors, will be elected or appointed to our board of directors, and to the board of directors of Lincoln Savings Bank (and any future bank subsidiary), in each case subject to the satisfaction of applicable legal and regulatory requirements regarding service as a director. For so long as Castle Creek, together with its affiliates, continues to own at least the lesser of five percent (5%) of the common stock of the Company and the number of shares purchased under the Stock Purchase Agreement (the “Castle Creek Minimum Ownership Interest”). We have also agreed to recommend to our stockholders the election of the Castle Creek Representative to our board of directors at each meeting of stockholders at which directors are to be elected and to solicit proxies for such individual on the same basis as for our other director nominees.
If, at any time while Castle Creek and its affiliates continue to hold the Castle Creek Minimum Ownership Interest, Castle Creek does not have a representative serving on our board of directors or the board of directors of Lincoln Savings Bank (including as a result of pending regulatory approval), we have agreed to invite one individual designated by Castle Creek to attend meetings of our board of directors and the board of directors of the Bank in a non-voting, non-participating observer capacity. Such observer will be entitled to receive notice of meetings and access to board materials at the same time as directors, subject to customary exclusions for confidential supervisory information, matters relating to pending or ongoing regulatory examinations and attorney-client privileged materials.
The foregoing board representation and board observer rights will continue for so long as Castle Creek, together with its affiliates, continues to hold at least the Castle Creek Minimum Ownership Interest. If Castle Creek ceases to hold the Castle Creek Minimum Ownership Interest, Castle Creek will have no further board representation or observer rights, and, at the written request of our board of directors, Castle Creek will cause its board representative to resign promptly from our board of directors and from the board of directors of Lincoln Savings Bank.
Currently, Spencer Cohn serves on our board of directors as the representative of Castle Creek.
Indemnification
We have agreed that, with respect to claims for indemnification arising out of the service of the director designated by Castle Creek, we will be the indemnitor of “first resort.” Accordingly, to the extent such claims are indemnifiable under applicable law and our organizational documents, our obligations to indemnify and advance expenses to such director, and to provide insurance coverage, will be primary and will apply to the same extent (and no greater extent) as such obligations apply to our other directors. Any indemnification or advancement obligations of Castle Creek or its affiliates with respect to such director will be secondary, and

Castle Creek and its affiliates will have rights of contribution and/or subrogation against us to the extent of any amounts paid by them on behalf of such director.
Information and Access Rights
We have agreed to certain ongoing financial reporting, information and access obligations in favor of Castle Creek. Pursuant to the Stock Purchase Agreement, we have agreed to provide Castle Creek with consolidated financial information, including (i) unaudited quarterly financial statements and (ii) audited annual financial statements, in each case prepared in accordance with U.S. generally accepted accounting principles and delivered within the timeframes specified in the Stock Purchase Agreement.
In addition, for so long as Castle Creek and its affiliates continue to hold at least the Castle Creek Minimum Ownership Interest, we have agreed to provide Castle Creek with all written materials and other information provided to members of our board of directors and the boards of directors of the Bank at the same time such materials are provided to directors, subject to customary exclusions for confidential supervisory information, matters relating to pending or ongoing regulatory examinations and attorney-client privileged information.
We have further agreed, for so long as Castle Creek or its affiliates continue to hold our common stock, to provide Castle Creek with reasonable access, upon advanced notice and subject to applicable legal and regulatory limitations, to inspect our offices, properties, books and records and to consult periodically with members of management regarding our business and operations.
Preemptive Rights
We have agreed that, for so long as Castle Creek, together with its affiliates, continues to hold at least the Castle Creek Minimum Ownership Interest, Castle Creek will generally have the right to purchase its pro rata share of certain equity securities and equity-linked securities that we or our subsidiaries may issue in future non-public offerings, subject to customary regulatory and ownership limitations. Castle Creek’s participation right is based on its ownership percentage of our common stock on a fully diluted basis at the time of the applicable issuance.
These purchase rights do not apply to certain issuances, including, among others, securities issued pursuant to employee equity incentive plans approved by our board of directors (subject to specified caps), securities issued in connection with mergers, acquisitions, or other strategic transactions and other categories of issuances expressly excluded under the Stock Purchase Agreement. In addition, these purchase rights are subject to limitations designed to prevent Castle Creek from exceeding applicable banking-law ownership or control thresholds and will terminate automatically immediately prior to the effectiveness of any registration statement filed by the Company under the Securities Act or the Exchange Act.
Registration Rights
In connection with the transactions described above, we entered into the Registration Rights Agreement with Castle Creek providing for demand and piggyback registration rights.
Pursuant to its demand registration rights, Castle Creek may, at any time on or prior to December 31, 2025, require us to file a registration statement with the SEC covering the resale of its shares of common stock. Upon receipt of such a request, we are required to file the registration statement and use our reasonable best efforts to cause it to be declared effective within the timeframes specified in the Registration Rights Agreement. If we fail to meet these requirements, we may be required to pay Castle Creek a monthly liquidated damages fee equal to 3.0% of the aggregate original purchase price of the registrable securities held by Castle Creek, subject to certain limitations, plus interest at 1.0% per month if not timely paid. Because we did not complete a resale registration prior to December 31, 2025, in accordance with the Registration Rights Agreement, we are currently paying Castle Creek approximately $300,000 per month and will continue to do so until this registration statement is declared effective by the SEC.

In addition, if we file a registration statement for a primary or secondary offering of our securities (other than for equity compensation plans or mergers and similar transactions), Castle Creek has the right to include its registrable securities in such offering pursuant to its piggyback registration rights, subject to customary underwriter cutbacks.
We are responsible for all registration‑related expenses, including registration and filing fees, printing and listing expenses, fees and disbursements of our counsel and up to an aggregate of $50,000 of reasonable documented expenses incurred by Castle Creek.
Transactions with EJF
On November 26, 2018, we sold 273,972 shares of our common stock to EJF Sidecar Fund, Series LLC – Small Financial Equities Series (“EJF”). In connection with such transaction, we entered into a Stock Purchase Agreement with EJF, dated as of November 26, 2018 and a Registration Rights Agreement, dated as of December 4, 2018. Under these agreements, we have agreed to comply with certain continuing obligations with respect to EJF, which are described in more detail below.
Board Observer Rights
We have agreed that, for so long as EJF, together with its affiliates, continues to own at least the lessor of at least five percent (5%) of the outstanding common stock of the Company and the number of shares purchased under the Stock Purchase Agreement (the “EJF Minimum Ownership Interest”), the Company will invite one individual designated by EJF (the “EJF Observer”) to attend meetings of our board of directors and the board of directors of the Bank (and any future bank subsidiary), in each case in a non‑voting, non‑participating observer capacity.
The EJF Observer will be entitled to receive notice of meetings and to receive board materials at the same time and in the same manner as members of the applicable board, subject to customary exclusions for confidential supervisory information, matters relating to pending or ongoing regulatory examinations, and attorney‑client privileged materials. In addition, if the Company or any such board proposes to act by written consent in lieu of a meeting, the Company will provide the EJF Observer with advance notice of such action and the proposed written consent. The EJF Observer will not have any right to vote on, participate in, or otherwise influence deliberations of the board of directors or any committee thereof, and will not be deemed to be a director for any purpose.
The foregoing observer and related information rights will continue for so long as EJF, together with its affiliates, continues to hold the EJF Minimum Ownership Interest. If EJF ceases to hold the EJF Minimum Ownership Interest, EJF will have no further observer or related information rights.
Indemnification
The Stock Purchase Agreement does not provide for the designation or service of any director by EJF and does not include any special indemnification, advancement, or insurance arrangements relating to any individual designated by EJF. Any individual designated by EJF to attend meetings of the board of directors or the board of directors of the Bank does so solely in a non‑voting, non‑participating observer capacity and is not deemed to be a director for any purpose.
Accordingly, the Stock Purchase Agreement does not establish any “indemnitor of first resort” obligations, nor does it modify or expand the Company’s indemnification, advancement of expenses or insurance obligations under applicable law or the Company’s organizational documents. Any indemnification or advancement rights applicable to members of the board of directors apply only to duly elected or appointed directors and not to observers.
The indemnification provisions of the Stock Purchase Agreement are limited to purchaser‑level indemnification in favor of EJF (and other purchasers) for specified losses arising from breaches of representations, warranties, covenants, or certain shareholder claims, and do not apply to service as a board observer.
Information and Access Rights
We have agreed to limited information and access rights in favor of EJF, as set forth in the Stock Purchase Agreement. The Stock Purchase Agreement does not require the Company to deliver periodic financial statements (including quarterly or annual financial statements) to EJF, nor does it provide EJF with independent inspection rights, management consultation rights, or access to the Company’s books and records outside the board process.
For so long as EJF, together with its affiliates, continues to hold at least the EJF Minimum Ownership Interest, the Company has agreed to provide EJF with board‑level information and access solely through an observer framework. In particular, the Company will invite one individual designated by EJF to attend meetings of the Company’s board of directors and the board of directors of the Bank (and any future bank subsidiary) in a non‑voting, non‑participating observer capacity, and will provide such observer with all written materials and other information provided to members of the applicable boards at the same time such materials are provided to directors, subject to customary exclusions for confidential supervisory information, matters relating to pending or ongoing regulatory examinations and attorney‑client privileged information.
Other than the foregoing observer‑related information rights, the Stock Purchase Agreement does not provide EJF with any additional ongoing reporting, information, inspection or access rights, and all such observer and information rights terminate automatically if EJF and its affiliates cease to hold the EJF Minimum Ownership Interest.
Preemptive Rights
We have agreed that, for so long as EJF, together with its affiliates, continues to hold at least the EJF Minimum Ownership Interest, EJF will have the right to purchase, on a pro rata basis, its share of certain equity securities and equity‑linked securities that the Company or its subsidiaries may propose to issue in future non‑public offerings, subject to applicable regulatory and ownership limitations. EJF’s participation right is calculated based on its ownership of the Company’s outstanding common stock on a fully diluted basis at the time of the applicable issuance.
These purchase rights do not apply to specified excluded issuances under the Stock Purchase Agreement, including, among others: (i) securities issued pursuant to employee equity incentive or stock purchase plans approved by the Company’s board of directors, subject to specified caps; (ii) securities issued as consideration in connection with mergers, acquisitions, joint ventures, strategic alliances, or other similar non‑financing transactions; (iii) issuances of common stock with an aggregate purchase price not exceeding $5.0 million at a price per share not less than the purchase price paid by EJF and on terms not materially more favorable, in the aggregate, than those granted to EJF and (iv) securities issued pursuant to specified additional purchase agreements expressly permitted under the Stock Purchase Agreement.
EJF’s preemptive rights are further subject to limitations designed to prevent EJF and its affiliates from exceeding applicable banking law ownership or control thresholds, including limitations on ownership of voting securities and total equity of the Company. All such preemptive rights terminate automatically immediately prior to the effectiveness of any registration statement filed by the Company under the Securities Act or the Exchange Act.
Registration Rights
In connection with the transactions described above, we entered into a Registration Rights Agreement with EJF providing for piggyback and shelf resale registration rights with respect to the shares of our common stock acquired by EJF.

EJF does not have demand registration rights and cannot require us to file a registration statement. However, EJF does have piggyback rights and, if a resale registration statement is filed pursuant to the Registration Rights Agreement, EJF is entitled to have its registrable securities included in such registration statement, subject to applicable SEC rules and, if necessary, pro rata allocation among holders. If a registration statement covering EJF’s registrable securities is required to be filed or maintained under the Registration Rights Agreement and we fail to meet the applicable filing or effectiveness requirements, EJF may be entitled to receive a monthly liquidated damages payment equal to 3.0% of the aggregate original purchase price of the registrable securities held by EJF, subject to certain limitations, plus interest at a rate of 1.0% per month if not timely paid.
In addition, if we file a registration statement for a primary or secondary offering of our securities (other than for equity compensation plans, mergers or similar transactions), EJF has the right to include its registrable securities in such offering pursuant to its piggyback registration rights, subject to customary underwriter cutbacks.
We are responsible for all registration‑related expenses, including registration and filing fees, printing and listing expenses, fees and disbursements of our counsel and up to an aggregate of $50,000 of reasonable documented expenses incurred by EJF and the other registration rights purchasers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of our common stock, as of April 30, 2026, by:
•each stockholder known by us to beneficially own more than 5% of our outstanding common stock;
•each of our named executive officers;
•each of our directors; and
•all of our directors and executive officers as a group.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days, including any right to acquire such securities (i) through the exercise of any option, warrant or right, (ii) through the conversion of a security, (iii) pursuant to the power to revoke a trust, discretionary account or similar arrangement or (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.
The percentage of beneficial ownership is based on the combined 6,654,688 Class A and 656,328 Class B shares of our common stock outstanding as of April 30, 2026.
Except as otherwise indicated, the address for each stockholder listed in the table below is c/o Lincoln Bancorp, 508 Main Street, Reinbeck, Iowa 50669.

	Class A Number of Shares Beneficially Owned(1)		Class B Number of Shares Beneficially Owned(1)		Combined Number of Beneficially Owned(3)
Name	#	%	#	%	#	%
5% stockholders:
Lincoln Bancorp Employee Stock Ownership Trust(2)	1,009,033	15.15%	—	—	1,009,033	13.79%
Peterson Contractors, Inc.(3)	719,100	10.80%	—	—	719,000	9.83%
Castle Creek Capital Partners VII LP(4)	629,786	9.46%	146,804	22.37%	776,590	10.61%
Directors and named executive officers:
Andy Borrmann	11,310	0.17%	—	—	11,310	0.15%
W. Scott Bush (5)	8,986	0.13%	—	—	8,986	0.12%
Spencer Cohn(6)	—	—	—	—	—	—
David Deeds	9,625	0.14%	—	—	9,625	0.13%
Rodney Foster	—	—	—	—	—	—
Emily Girsch	16,098	0.24%	—	—	16,098	0.22%
Sally Hollis(7)	27,633	0.41%	—	—	27,633	0.38%
Michael Peterson(8)	4,200	0.06%	9,574	1.46%	13,774	0.19%
Denny Presnall(9)	4,876	0.07%	—	—	4,876	0.07%

	Class A Number of Shares Beneficially Owned(1)		Class B Number of Shares Beneficially Owned(1)		Combined Number of Beneficially Owned(3)
Name	#	%	#	%	#	%
John Teeple	—	—	—	—	—	—
Sean Willett	6,395	0.10%	—	—	6,395	0.09%
All directors and executive officers as a group ([14] persons)	94,566	1.42%	9,574	1.46%	104,140	1.42%
__________________
*Indicates one percent or less.
(1)Beneficial ownership includes shares of unvested restricted stock that stockholders are entitled to vote but does not include shares underlying performance based restricted stock units that are subject to vesting to the extent performance objectives are achieved.
(2)The address for Professional Fiduciary Services LLC is 7433 N. Beach Court, Fox Point, WI 53217. Consists of shares held by the Lincoln Bancorp Employee Stock Ownership Trust (the "ESOP Trust"). John Micheal Maier of Professional Fiduciary Services serves as the independent trustee of the ESOP Trust and has sole voting and investment power over the shares. The trustee disclaims beneficial ownership of these shares except to the extent of its fiduciary interest. Shares are allocated to individual participant accounts; however, the trustee retains voting and investment power for unallocated shares and, in certain circumstances, allocated shares.
(3)Consists of 719,100 shares of voting common stock held by Peterson Contractors Inc. The address of Peterson Contractors Inc is 104 Blackhawk St, Reinbeck, IA 50669. The natural persons who have or share voting and/or dispositive powers over the shares held are the majority owners of the voting stock of Peterson Contractors Inc, Cordell Q. Peterson and Gale “Cork” Peterson.
(4)Consists of 629,786 shares of voting common stock held by Castle Creek. The address of Castle Creek is 11682 El Camino Road, Suite 320, San Diego, California 92130. Castle Creek Capital VII LLC (“CCC VII”), the general partner of Castle Creek, shares voting and/or dispositive powers over the shares held by Castle Creek. CCC VII disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.
(5)These shares are held in a trust for which Mr. Bush is trustee.
(6)Excludes the 629,786 shares of voting common stock held by Castle Creek. Mr. Cohn, a director of an affiliate of Castle Creek, is not deemed to beneficially own the shares held by Castle Creek pursuant to applicable SEC rules.
(7)These shares are held in a trust for which Ms. Hollis is trustee.
(8)Includes 600 shares owned by Mr. Peterson’s spouse.
(9)Includes 4,876 shares owned by Mr. Presnall and his spouse jointly.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material terms of our capital stock, as they will be in effect upon our S-1 becoming effective. The following description of our capital stock does not purport to be complete so you should refer to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of the information contained in this section.
General
Our authorized capital stock consists of 50,100,000 shares, of which 25,000,000 shares are Class A common stock, par value $0.01 per share (“Class A Common Stock”), and 25,000,000 shares are Class B common stock, par value $0.01 per share (“Class B Common Stock,” and together with Class A Common Stock, “Common Stock”), and 100,000 shares are preferred stock, par value $0.01 per share (“Preferred Stock”). As of April 30, 2026, 6,659,688 shares of our Class A Common Stock were outstanding, 656,328 shares of our Class B Common Stock were outstanding, and no shares of our Preferred Stock were designated or outstanding.
At April 30, 2026, there were zero shares of our Common Stock issuable upon the exercise of outstanding stock options and 166,000 shares of our Common Stock issuable upon the future vesting of 166,000 restricted stock units outstanding, of which 5,000 shares will vest and be issued by June 9, 2026.
All of our outstanding shares of Common Stock are fully paid and nonassessable.
Class A Common Stock
Voting Rights
Holders of our Class A Common Stock are entitled to one vote per share held on the applicable record date on all matters voted upon by shareholders of the corporation; provided, however, that holders of Class A Common Stock, as such, are not entitled to vote on any amendment to the Articles of Incorporation that relates solely to the terms, number of shares, powers, designations, preferences, or relative, participating, optional or other annual rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions thereon, of the Preferred Stock or any series thereof, with respect to which the holders of outstanding shares of Preferred Stock or any series thereof are entitled, either separately or together with the holders of outstanding shares of one or more other classes or series of capital stock of the corporation, to vote thereon pursuant to the Articles of Incorporation, as amended from time to time.
Our Bylaws provide that a majority of the votes entitled to cast on a matter by a voting group, represented in person or by proxy, constitute a quorum of that voting group for action on that matter. If a quorum exists, action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action. Unless otherwise provided by the Articles of Incorporation or the Bylaws, the vote required for election of a director by the shareholders must, except in a contested election, be the affirmative vote of a majority of the votes cast in favor of or against the election of a nominee at a meeting of shareholders. In a contested election, where there are more nominees for elections than positions on the board of directors to be filled by election at the meeting, a plurality vote is required. Shareholders do not have the right to cumulate their votes for directors unless the Articles of Incorporation so provide.
Liquidation Rights
Upon liquidation or dissolution, or upon the distribution of the assets, of the Company, the holders of Common Stock are entitled to share ratably in all the remaining assets of the Company after the holders of shares of each series of Preferred Stock have been paid the full amounts to which they are entitled by reason of such preferences.

Class B Common Stock
No Voting Rights
Holders of Class B Common Stock do not have any voting rights, except as otherwise required by law.
Liquidation Rights
Upon liquidation or dissolution, or upon the distribution of the assets, of the Company, the holders of Common Stock are entitled to share ratably in all the remaining assets of the Company after the holders of shares of each series of Preferred Stock have been paid the full amounts to which they are entitled by reason of such preferences.
Restrictions on Ownership of Company Common Stock
The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, and regulatory approval for the acquisition of our stock may be required under certain circumstances. The BHC Act requires any bank holding company to obtain the approval of the FRB prior to acquiring more than 5% of our outstanding Common Stock. Any corporation or other company that becomes a holder of 25% or more of our outstanding Common Stock, or otherwise is deemed to control us under the BHC Act, would be subject to regulation as a bank holding company under the BHC Act. In addition, any person other than a bank holding company may be required to obtain prior approval of the FRB to acquire 10% or more of our outstanding Common Stock under the Change in Bank Control Act. See the section entitled “Supervision and Regulation” for an additional description of these federal law restrictions on ownership of our Common Stock.
Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals
Our Bylaws provide that shareholders must provide advance notice of any proposal or nomination for election as a director which a shareholder desires to bring before a meeting of shareholders. Such requirements are in addition to any requirements under SEC Rule 14a-8 for shareholder proposals sought to be included in the Company’s proxy materials.
Preferred Stock
Our Articles of Incorporation authorizes the issuance of up to 100,000 shares of Preferred Stock. The shares of Preferred Stock may be divided into and issued in one or more series, with such relative rights, preferences, and limitations as determined by the board of directors in its discretion. The board of directors is authorized to establish one or more series of Preferred Stock and to cause shares of Preferred Stock to be issued from time to time. At present, the Company has no shares of Preferred Stock outstanding.
Having shares of Preferred Stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of Preferred Stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of Common Stock. Furthermore, the issuance of Preferred Stock could adversely affect the likelihood that such holders will receive dividend payments and payments upon liquidation. The shares of Preferred Stock that may be issued in the future may have other rights, including economic rights senior to our Common Stock, and, as a result, could have an adverse effect on the market value of our Common Stock.
Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their shares over our then-market price.
Anti-Takeover Provisions
Provisions of our Articles of Incorporation and Bylaws, Iowa Business Corporation Act and federal banking regulations applicable to us, may be deemed to have anti- takeover effects and may delay, defer or prevent a change of control of the Company and/or limit the price that certain investors may be willing to pay in the future for shares of our Common Stock. See the section entitled “Supervision and Regulation” for a description of the federal banking regulations applicable to us that may be deemed to have anti-takeover effects.
Authorized but Unissued Shares
The corporate laws and regulations applicable to us will enable our board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our Common Stock or Preferred Stock. Any such issuance of shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability of our board of directors to issue authorized but unissued shares of our Common Stock or Preferred Stock at its sole discretion may enable our board of directors to sell shares to individuals or groups who the board of directors perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our board of directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of Common Stock or Preferred Stock for prices higher than prevailing market prices.
Preferred Stock
Our Articles of Incorporation contains provisions that will permit our board of directors to issue, without any further vote or action by the shareholders, shares of Preferred Stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Board Size and Vacancies
Pursuant to our Bylaws, our board of directors are authorized to have no fewer than five nor more than 14 directors, with such number determined from time to time by a majority of the directors. Our board of directors will be able to fill a vacancy resulting from an increase in the number of directors by a majority of the directors then in office, or, if the directors remaining in office constitute fewer than a quorum, by the affirmative vote of a majority of all such directors remaining in office. A director elected to fill a vacancy will be elected to serve only until the next election of directors by the shareholders.
No Cumulative Voting
Our Bylaws do not permit cumulative voting in the election of directors unless the Articles of Incorporation so provide. In the absence of cumulative voting, the holders of a majority of the shares of our Common Stock may elect all of the directors standing for election, if they should so choose.
Classification of the Board of Directors
The Articles of Incorporation require that our board of directors are divided into three classes, Class I, Class II and Class III, as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits with the term of office of one class expiring each year.
Special Meetings of Shareholders
For a special shareholders’ meeting to be called, our Bylaws require the Chairman of the board of directors, the Company’s Chief Executive Officer or President, or the holders of shares of at least 25% of the votes entitled to be cast on each issue proposed to be considered at such special meeting.
Restrictions on Transfer
Our Bylaws restricts transfer of all shares, requiring that any voluntary or involuntary transfer – including sales, gifts, bequests, or transfers by operation of law – must first be offered to the Company before they may be transferred to any third party. Except for limited family-related exceptions, no shareholder may transfer shares without providing written notice to the Company, which would then have the right to purchase the shares at their book value within the specified timeframes. If the Company declines or fails to purchase the shares, the shareholder may transfer them to the originally proposed transferee at the stated price.
Advance Notice Procedures for Director Nominations and Shareholder Proposals
Our Bylaws includes an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although this procedure does not give our board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.
Amending our Bylaws
Our board of directors may amend our Bylaws, other than a bylaw specified by shareholders which the board of directors is expressly not permitted to amend without shareholder approval.
Approval of Merger
Under the Iowa Business Corporation Act, mergers must be approved by a majority of all the votes entitled to be cast by each voting group entitled to vote separately, unless the articles of incorporation, the bylaws or the board of directors require a greater vote or a vote by voting groups. Moreover, sales and dispositions of substantially all the assets require board adoption of a resolution authorizing the disposition and shareholder approval at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast exists. The articles of incorporation or bylaws of an Iowa corporation may, but are not required to, set a higher standard for approval of such transactions. Our Articles of Incorporation and Bylaws do not set higher limits.
Federal Banking Laws
The BHC Act, the Change in Bank Control Act and the Iowa Business Corporation Act impose notice, application and approvals and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect control of bank holding companies or banks, as applicable. These laws could delay or prevent an acquisition.
Other Matters
Under our Articles of Incorporation and Bylaws, the holders of our Common Stock have no preemptive or other subscription rights (except as otherwise disclosed herein), and there are no dividend, redemption, sinking fund or conversion privileges applicable to our Common Stock.
Transfer Agent
The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC. .

SELLING SHAREHOLDERS
The Selling Shareholders may offer and sell up to an aggregate amount of 821,917 shares of common stock. We are registering the shares in order to permit the Selling Shareholders to offer the shares for resale from time to time. Because the Selling Shareholders may not offer or sell all of the shares they own pursuant to this prospectus, we cannot give you an estimate as to the number of shares of common stock the Selling Shareholders will own upon termination of this offering, if any. Additionally, it is possible that the Selling Shareholders may acquire additional shares of common stock during, or following, the time that this registration statement of which this prospectus is part of is effective with the SEC.
After completion of the registration, Castle Creek will hold 10.61% of the total outstanding Common Stock, and EJF will hold 3.82% of the total outstanding Common Stock.
Selling Shareholder Agreements
On October 22, 2018, we sold 547,945 shares of our Class A common stock to Castle Creek. In connection with this transaction, we entered into a Stock Purchase Agreement, dated as of October 22, 2018, with Castle Creek.
On November 26, 2018, we sold 273,972 shares of our Class A common stock to EJF. In connection with this transaction, we entered into a Stock Purchase Agreement, dated as of November 26, 2018, with EJF.
In connection with both Stock Purchase Agreements, we also entered into a Registration Agreement, dated as of December 4, 2018, as amended by that certain Amendment to Registration Rights Agreement, dated as of December 8, 2023 (collectively, the “Registration Rights Agreement”).
Under these agreements, we have agreed to comply with certain continuing obligations with respect to Castle Creek and EJF which are described in more detail below.
Stock Purchase Agreement with Castle Creek.
We have agreed that one individual designated by Castle Creek (the “Castle Creek Representative”), and approved by our board of directors, will be elected or appointed to our board of directors, and to the board of directors of Lincoln Savings Bank (and any future bank subsidiary), in each case subject to the satisfaction of applicable legal and regulatory requirements regarding service as a director, for so long as Castle Creek, together with its affiliates, continues to own at least the lesser of five percent (5%) of the common stock of the Company and the number of shares purchased under the Stock Purchase Agreement (the “Castle Creek Minimum Ownership Interest”).  We have also agreed to recommend to our stockholders the election of the Castle Creek Representative to our board of directors at each meeting of stockholders at which directors are to be elected and to solicit proxies for such individual on the same basis as for our other director nominees.
If, at any time while Castle Creek and its affiliates continue to hold the Castle Creek Minimum Ownership Interest, Castle Creek does not have a representative serving on our board of directors or the board of directors of Lincoln Savings Bank (including as a result of pending regulatory approval), we have agreed to invite one individual designated by Castle Creek to attend meetings of our board of directors and the board of directors of Lincoln Savings Bank in a non-voting, non-participating observer capacity. Such observer will be entitled to receive notice of meetings and access to board materials at the same time as directors, subject to customary exclusions for confidential supervisory information, matters relating to pending or ongoing regulatory examinations, and attorney-client privileged materials.
The foregoing board representation and board observer rights will continue for so long as Castle Creek, together with its affiliates, continues to hold at least the Castle Creek Minimum Ownership Interest. If Castle Creek ceases to hold the Castle Creek Minimum Ownership Interest, Castle Creek will have no further board representation or observer rights, and, at the written request of our board of directors, Castle Creek will cause its board representative to resign promptly from our board of directors and from the board of directors of Lincoln Savings Bank.
Currently, Spencer Cohn serves on our board of directors as the representative of Castle Creek.

Stock Purchase Agreement with EJF.
We have agreed that, for so long as EJF, together with its affiliates, continues to hold the lesser of five percent (5%) of the common stock of the Company and the number of shares purchased under the Stock Purchase Agreement (the “EJF Minimum Ownership Interest”), the Company will invite one individual designated by EJF (the “EJF Observer”) to attend meetings of our board of directors and the board of directors of Lincoln Savings Bank (and any future bank subsidiary), in each case in a non-voting, non-participating observer capacity.
The EJF Observer will be entitled to receive notice of meetings and to receive board materials at the same time and in the same manner as members of the applicable board, subject to customary exclusions for confidential supervisory information, matters relating to pending or ongoing regulatory examinations, and attorney-client privileged materials. In addition, if the Company or any such board proposes to act by written consent in lieu of a meeting, the Company will provide the EJF Observer with advance notice of such action and the proposed written consent. The EJF Observer will not have any right to vote on, participate in, or otherwise influence deliberations of the board of directors or any committee thereof, and will not be deemed to be a director for any purpose.
The foregoing observer and related information rights will continue for so long as EJF, together with its affiliates, continues to hold the EJF Minimum Ownership Interest. If EJF ceases to hold the EJF Minimum Ownership Interest, EJF will have no further observer or related information rights.
Registration Rights Agreement with respect to Castle Creek.
In connection with the transactions described above, we entered into the Registration Rights Agreement with Castle Creek providing Castle Creek with demand and piggyback registration rights.
Pursuant to its demand registration rights, Castle Creek may, at any time on or prior to December 31, 2025, require us to file a registration statement with the SEC covering the resale of its shares of common stock. Upon receipt of such a request, we are required to file the registration statement and use our reasonable best efforts to cause it to be declared effective within the timeframes specified in the registration rights agreements. Because we did not complete a resale registration prior to December 31, 2025, as required under the Registration Rights Agreement, we are currently paying Castle Creek liquidated damages and will continue to do so until the applicable registration statement is declared effective by the SEC. Under the Registration Rights Agreement, these liquidated damages accrue at a monthly rate equal to 3.0% of the aggregate original purchase price of the registrable securities held by Castle Creek, subject to certain limitations, plus interest at 1.0% per month if not timely paid. As of the date of this filing, these payments equal approximately $300,000 per month.
If the Company intends to file a registration statement for a primary or secondary offering of our securities (other than a registration statement related to equity compensation plans or mergers and acquisitions), the Company must give notice to Castle Creek at least 10 business days’ prior to the anticipated registration statement filing date. The Company must effect registration of all securities that Castle Creek, within 5 business days following the notice given by the Company, requests to be included in the piggyback registration for resale.
In any of the foregoing registration statements, the Company will pay the fees and expenses of such registration statements, including all registration and filing fees, printing expenses, messenger, telephone and delivery expenses of the Company, trading market fees, fees and disbursements of counsel for the Company, Securities Act liability insurance and up to an aggregate of $50,000 of reasonably documented expenses incurred by Castle Creek.
Registration Rights Agreement with respect to EJF.
In connection with the transactions described above, we entered into a Registration Rights Agreement with EJF providing EJF with piggyback and shelf resale registration rights with respect to the shares of our common stock acquired by EJF in the private placement.
EJF does not have demand registration rights and cannot require us to file a registration statement. However, EJF does have piggyback rights and, if a resale registration statement is filed pursuant to the Registration Rights Agreement, EJF is entitled to have its registrable securities included in such registration statement, subject to applicable SEC rules and, if necessary, pro rata allocation among holders. If a registration statement covering EJF’s registrable securities is required to be filed or maintained under the Registration Rights Agreement and we fail to meet the applicable filing or effectiveness requirements, EJF may be entitled to receive a one-time liquidated damages payment equal to 3.0% of the aggregate original purchase price of the registrable securities held by EJF, subject to certain limitations, plus interest at a rate of 1.0% per month if not timely paid.
If the Company intends to file a registration statement for a primary or secondary offering of our securities (other than a registration statement related to equity compensation plans or mergers and acquisitions), the Company must give notice to EJF at least 10 business days’ prior to the anticipated registration statement filing date. The Company must effect registration of all securities that EJF, within 5 business days following the notice given by the Company, requests to be included in the piggyback registration for resale.
In any of the foregoing registration statements, the Company will pay the fees and expenses of such registration statements, including all registration and filing fees, printing expenses, messenger, telephone, and delivery expenses of the Company, trading market fees, fees and disbursements of counsel for the Company, Securities Act liability insurance and up to an aggregate of $50,000 of reasonably documented expenses incurred by EJF.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our common stock in the public market, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.
Based on the number of shares outstanding as of April 30, 2026, immediately following the closing of this offering, we will have 6,654,688 Class A shares and 656,328 Class B shares of common stock issued and outstanding.
As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of outstanding warrants or conversion of outstanding convertible notes and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.
Rule 144
In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•1% of the number of shares then outstanding or
•the average weekly trading volume of our common stock on The Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.
Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION
We are registering 821,917 shares of common stock, referred to as the “Shares,” to permit the resale of the Shares under the Securities Act from time to time after the date of this prospectus at the discretion of the Selling Shareholders. We will not receive any of the proceeds from the sale by the Selling Shareholders of the Shares.
The Selling Shareholders and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its Shares on the OTC, or any other stock exchange, market, quotation service or trading facility on which the Shares are traded or in private transactions, provided that all applicable laws are satisfied. The Selling Shareholders may also sell their Shares directly or through one or more underwriters, broker-dealers, or agents. If the Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. A Selling Shareholders may use any one or more of the following methods when selling their Shares:
•on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•in the over-the-counter market;
•in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•an exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•broker-dealers may agree with the Selling Shareholders to sell a specified number of such Shares at a stipulated price per share;
•through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•a combination of any such methods of sale and
•any other method permitted pursuant to applicable law.
The Selling Shareholders may also sell the Shares pursuant to Rule 144 under the Securities Act, if available, rather than under this prospectus. In addition, the Selling Shareholders may transfer the Shares by other means not described in this prospectus.
If the Selling Shareholders effects such transactions by selling Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular underwriters, broker-dealers, or agents may be in excess of those customary in the types of transactions involved). Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the

Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of Shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with FINRA Rule 2440 and in the case of a principal transaction, a markup or markdown in compliance with FINRA IM-2440.
In connection with sales of Common Stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. A Selling Shareholders may also sell Common Stock short and deliver Common Stock covered by this prospectus to close out its short positions and to return borrowed shares in connection with such short sales. A Selling Shareholders may also loan or pledge Common Stock to broker-dealers that in turn may sell such Common Stock. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Common Stock offered by this prospectus, which Common Stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The Selling Shareholders may pledge or grant a security interest the Shares owned by them, as applicable, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
To extent required by the Securities Act and the rules and regulations thereunder, the Selling Shareholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of any Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions, and other terms constituting compensation from the Selling Shareholders and any discounts, commissions, or concessions allowed or re-allowed or paid to broker-dealers.
The Selling Shareholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares.
Once this registration statement becomes effective, we intend to file the final prospectus with the SEC in accordance with SEC Rules 172 and 424. Provided we are not the subject of any SEC stop orders and we are not subject to any cease and desist proceedings, the obligation to deliver a final prospectus to a purchaser will be deemed to have been met.
There is currently no underwriter or coordinating broker acting in connection with the proposed sale of the resale Shares by the Selling Shareholders.
Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless such shares have been registered or qualified for sale in such state, or an exemption from registration or qualification is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of Shares by the Selling Shareholders or any other person. All of the foregoing provisions may affect the marketability of the Shares and the ability of any person or entity to engage in market- making activities with respect to the Shares.
We will pay all expenses of the registration of the Shares, estimated to be approximately $491,453 in total, including, without limitation, SEC filing fees, expenses of compliance with state securities or “blue sky” laws and legal and accounting fees; provided, however, that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with applicable registration rights agreements, if any, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the applicable definitive documents entered into with the Selling Shareholders, or we may be entitled to contribution.
We agreed to keep this prospectus effective until the earlier of (i) the date on which the Common Stock may be resold by the Selling Shareholders without registration and without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 or (ii) all of the Shares have been sold by Selling Shareholders pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.
Once sold under the registration statement of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia.
EXPERTS
The consolidated financial statements of Lincoln Bancorp as of December 31, 2025 and for the year then ended, have been audited by Wipfli LLP, independent registered public accounting firm, as set forth in their report thereon, and included in this registration statement on Form S-1. Such consolidated financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Lincoln Bancorp as of December 31, 2024 and for the year then ended, have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in their report thereon, and included in this registration statement on Form S-1. Such consolidated financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our units to be sold in this offering, you should refer to the registration statement and to its exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly, and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.mylsb.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Shareholders, Board of Directors, and Audit Committee
Lincoln Bancorp
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Lincoln Bancorp (the “Company”) as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We have served as the Company’s auditor since 2013, except for the period from May 19, 2025 to March 22, 2026.

/s/ Forvis Mazars, LLP
Springfield, Missouri
May 14, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Lincoln Bancorp and Subsidiaries
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Lincoln Bancorp and Subsidiaries (the “Company”) as of December 31, 2025, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the year then ended and the related notes to the consolidated financial statements (the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We have served as the Company’s auditor since 2025.

/s/ Wipfli LLP
Milwaukee, Wisconsin
May 14, 2026

Lincoln Bancorp and Subsidiaries
Consolidated Balance Sheets
December 31, 2025 and 2024
(Amounts in Thousands)

Assets
	2025	2024
Cash and due from banks	$61,730	$16,933
Federal funds sold	72,546	1,129
Cash and cash equivalents	134,276	18,062
Available-for-sale debt securities (amortized cost basis of $361,273 and $304,452 at December 31, 2025 and 2024) (Note 2)	329,909	265,346
Loans held for sale	605	900
Loans, net of allowance for credit losses of $17,865 and $16,009 at December 31, 2025 and 2024 (Note 3)	1,148,171	1,398,227
Premises and equipment, net (Note 4)	39,672	41,326
Other real estate	9,966	5,858
Accrued interest receivable	10,478	11,311
Cash value of life insurance	36,887	35,303
Other investments (Note 2)	7,657	8,232
Goodwill (Note 6)	18,805	18,805
Other assets	23,952	46,032
Total assets	$1,760,378	$1,849,402
See Notes to Consolidated Financial Statements

Lincoln Bancorp and Subsidiaries
Consolidated Balance Sheets
December 31, 2025 and 2024
(Amounts in Thousands)

Liabilities and Stockholders’ Equity
	2025	2024
Liabilities
Noninterest-bearing deposits	$245,236	$253,014
Interest-bearing deposits	1,261,835	1,328,676
Total deposits (Note 7)	1,507,071	1,581,690
Federal Home Loan Bank advances (Note 8)	70,000	89,510
Notes payable (Note 10)	14,500	14,500
Junior subordinated debentures (Note 11)	9,279	9,279
Accrued interest payable	2,533	3,396
Other liabilities	19,181	14,169
Total liabilities	1,622,564	1,712,544
Stockholders’ Equity
Class A Common stock, $0.01 par value; authorized 25,000,000 shares; 6,778,670 shares issued and 6,654,688 shares outstanding at December 31, 2025, and 6,778,670 shares issued and 6,712,091 shares outstanding at December 31, 2024	68	68
Class B Common stock, $0.01 par value; authorized 25,000,000 shares; 656,328 shares issued and outstanding at December 31, 2025 and 2024	7	7
Additional paid-in capital	65,745	65,673
Retained earnings	97,635	100,083
Accumulated other comprehensive loss, net of income taxes (Note 9)	(22,492)	(25,783)
Treasury stock, at cost Common - 123,982 shares at December 31, 2025 and 66,579 shares at December 31, 2024	(1,635)	(973)
Unallocated common stock of Employee Stock Ownership (ESOP), 90,498 and 132,141 shares at December 31, 2025 and 2024	(1,514)	(2,217)
Total stockholders’ equity	137,814	136,858
Total liabilities and stockholders’ equity	$1,760,378	$1,849,402
See Notes to Consolidated Financial Statements

Lincoln Bancorp and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2025 and 2024
(Amounts in Thousands)

	2025	2024
Interest Income
Loans, including fees	$75,002	$81,733
Investment securities
Taxable	10,225	8,344
Tax-exempt	4,165	4,370
Federal funds sold	1,535	277
Total interest income	90,927	94,724
Interest Expense
Deposits	42,096	49,335
Federal funds purchased and securities sold under
agreements to repurchase	-	4
Federal Home Loan Bank advances	2,820	3,645
Notes payable and junior subordinated debentures	1,608	1,838
Total interest expense	46,524	54,822
Net Interest Income	44,403	39,902
Provision for Credit Losses	3,501	5,378
Net Interest Income After Provision for Credit Losses	40,902	34,524
Noninterest Income
Trust fees	1,045	891
Brokerage service commissions	2,305	3,350
Service charges on deposit accounts	1,176	1,203
Net gains on mortgage loan sales	255	1,504
Net gains on SBA and USDA loan sales	109	1,001
Net realized gains on sale of available-for-sale debt securities	-	10
Unrealized gains on equity securities	8	57
Gain on the sale of business unit	-	7,320
Other noninterest income	8,046	9,481
Total noninterest income	12,944	24,817
Noninterest Expense
Salaries and employee benefits	29,584	34,244
Occupancy	4,086	4,204
Furniture, equipment and software expense	7,020	7,578
Net losses on sales of other real estate and real estate expense	1,874	143
Other noninterest expense	14,195	15,039
Total noninterest expense	56,759	61,208
Loss Before Income Tax	(2,913)	(1,867)
Credit for Income Taxes (Note 12)	(465)	(472)
Net Loss	$(2,448)	$(1,395)
Earnings Per Share
Basic	$(0.34)	$(0.19)
Diluted	$(0.34)	$(0.19)
See Notes to Consolidated Financial Statements

Lincoln Bancorp and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2025 and 2024
(Amounts in Thousands)

	2025	2024
Net Loss	$(2,448)	$(1,395)
Other Comprehensive Income (Loss)
Securities:
Unrealized appreciation (depreciation) on available-for-sale debt securities	4,873	(4,396)
Reclassification adjustment for (gain) loss included in net loss	-	(10)
Income tax benefit (expense)	(1,125)	1,024
Other comprehensive gain (loss) on available-for-sale debt securities	3,748	(3,382)
Derivatives used in cash flow hedging relationships:
Unrealized gain (loss) on derivatives	(596)	1,098
Income tax benefit (expense)	139	(256)
Other comprehensive gain (loss) on cash flow hedges	(457)	842
Other comprehensive income (loss), net of tax	3,291	(2,540)
Comprehensive Income (Loss)	$843	$(3,935)
See Notes to Consolidated Financial Statements

Lincoln Bancorp and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2025 and 2024
(Amounts in Thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unearned ESOP Shares	Total
Balance, January 1, 2024	$68	$7	$66,048	$101,478	$(23,243)	$(1,737)	$(3,046)	$139,575
Net loss	-	-	-	(1,395)	-	-	-	(1,395)
Other comprehensive loss	-	-	-	-	(2,540)	-	-	(2,540)
Issuance of 39,915 shares of common stock out of treasury stock for stock based compensation plan	-	-	(121)	-	-	703	-	582
Purchase of 65,733 shares of treasury stock	-	-	-	-	-	(958)	-	(958)
Sale of 57,756 shares of treasury stock	-	-	(177)	-	-	1,019	-	842
ESOP shares earned	-	-	(77)	-	-	-	829	752
Balance, December 31, 2024	68	7	65,673	100,083	(25,783)	(973)	(2,217)	136,858
Net loss	-	-	-	(2,448)	-	-	-	(2,448)
Other comprehensive income	-	-	-	-	3,291	-	-	3,291
Issuance of 20,264 shares of common stock out of treasury stock for stock based compensation plan	-	-	(47)	-	-	298	-	251
Purchase of 77,667 shares of treasury stock	-	-	-	-	-	(960)	-	(960)
Stock based compensation	-	-	308	-	-	-	-	308
ESOP shares earned	-	-	(189)	-	-	-	703	514
Balance, December 31, 2025	$68	$7	$65,745	$97,635	$(22,492)	$(1,635)	$(1,514)	$137,814
See Notes to Consolidated Financial Statements

Lincoln Bancorp and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024
(Amounts in Thousands)

	2025	2024
Operating Activities
Net loss	$(2,448)	$(1,395)
Items not requiring (providing) cash
Depreciation	2,265	2,487
Provision for credit losses	3,501	5,378
Amortization and accretion, net	934	441
Deferred income taxes	(639)	(722)
Gain on the sale of business unit	-	(7,320)
Net gains on sale of loans	(364)	(2,505)
Gain on sale and write down of fixed assets and other assets	-	(4)
Net realized (gain) loss on available-for-sale securities	-	(10)
Unrealized gain on equity securities	(8)	(57)
Origination of loans held for sale	(12,431)	(63,593)
Proceeds from sale of loans held for sale	13,090	67,583
Stock based compensation	308	-
ESOP shares earned	514	752
Amortization of right-of-use asset	122	62
Increase in cash value of life insurance	(1,584)	(1,523)
Stock based compensation expense from share issuance	251	582
Net loss on other real estate due to writedown or sale	1,754	-
Changes in
Interest receivable	833	227
Other assets	(1,336)	3,115
Interest payable and other liabilities	3,441	(2,652)
Net cash provided by operating activities	8,203	846
Investing Activities
Purchases of available-for-sale securities	(82,583)	(78,111)
Purchase of bank owned life insurance	-	(20,000)
Proceeds from maturities and paydowns of available-for-sale securities	25,557	16,944
Proceeds from sale of available-for-sale securities	-	49,242
Sale of other investments	10,423	29,779
Purchase of other investments	(9,840)	(31,829)
Net change in loans	240,219	(15,271)
Purchase of premises and equipment	(721)	(298)
Proceeds from bank owned life insurance	19,847	-
Proceeds from sale of premises and equipment	-	26
Proceeds from sale of business unit	-	8,428
Proceeds from sale of real estate and other assets held for sale, net	198	1,097
Net cash provided by (used in) investing activities	$203,100	$(39,993)
See Notes to Consolidated Financial Statements

Lincoln Bancorp and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024
(Amounts in Thousands)

	2025	2024
Financing Activities
Net (decrease) increase in deposits	$(74,782)	$(72,071)
Net change in escrow accounts	163	364
Proceeds from Federal Home Loan Bank advances and other debt	211,478	723,730
Repayment of Federal Home Loan Bank advances and other debt	(230,988)	(684,220)
Proceeds from sale of treasury stock	-	842
Purchase of treasury stock	(960)	(958)
Net cash used in financing activities	(95,089)	(32,313)
Increase (Decrease) in Cash and Cash Equivalents	116,214	(71,460)
Cash and Cash Equivalents, Beginning of Year	18,062	89,522
Cash and Cash Equivalents, End of Year	$134,276	$18,062
Supplemental Cash Flows Information
Interest paid	$47,387	$54,566
Income taxes paid	40	20
Real estate acquired in settlement of loans	6,060	5,858
Net transfers from property and equipment to other assets	-	955
Restricted cash	4,940	4,940
See Notes to Consolidated Financial Statements

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Note 1:    Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations and Operating Segments
Lincoln Bancorp (the “Company”) is a bank holding company which owns 100% of the outstanding common stock of Lincoln Savings Bank (the “Bank”). The Bank’s services are offered to individuals, businesses, governmental units and institutional customers in Iowa communities including Adel, Allison, Ankeny, Aplington, Clive, Cedar Falls, Des Moines, Garwin, Greene, Grinnell, Hudson, Lincoln, Nashua, Reinbeck, Tama, Waterloo and the surrounding areas. The Bank is actively engaged in many areas of commercial banking, including: acceptance of demand, savings and time deposits; making commercial, real estate, agricultural and consumer loans; and other banking services tailored for its individual customers. The Bank also operates an embedded finance division, partnering with several corporate Fintech clients which offer payment sources and business products. The Bank’s trust department administers estates, personal trusts, conservatorships, pension and profit-sharing funds along with providing other management services to customers.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Lincoln Savings Bank, and its wholly owned subsidiaries, LSB Financial Services Inc and LSB Capital Management Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The Company also owns 100% of Lincoln Bancorp Capital Trust II, which was formed for the purpose of issuing trust preferred securities as discussed more fully in Note 11. In accordance with generally accepted accounting principles (GAAP), this Trust is not included in the consolidated financial statements. This investment is accounted for under the equity method of accounting.
Use of Estimates and Changes in Accounting Standards
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, goodwill, and fair values of financial instruments, and valuation of deferred tax assets.
In some cases, the Company could be required to apply a new or revised standard retroactively, which would result in the recasting of our prior period financial statements.
Cash Equivalents
The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2025 and 2024, cash equivalents consisted of money market accounts with brokers. The Company is required to maintain restricted cash as swap collateral in the amount of $4,940,000 and $4,940,000 at December 31, 2025 and 2024. At December 31, 2025, the Company’s cash accounts exceeded federally insured limits by approximately $50.9 million.
Debt Securities
Available-for-sale (AFS) debt securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the debt securities. Gains and losses on the sale of debt securities are recorded on the trade date and are determined using the specific identification method.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Available-for-sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. For available-for-sale debt securities, a decline in fair value due to credit loss results in recording an allowance for credit losses to the extent the fair value is less than the amortized cost basis. Declines in fair value that have not been reduced through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through other comprehensive income (loss), net of applicable taxes.
Impairment may result from credit deterioration of the issuer or collateral underlying the security. In performing an assessment of whether any decline in fair value is due to a credit loss, all relevant information is considered at the individual security level. Performance indicators considered related to the underlying assets include default rates, delinquency rates, percentage of nonperforming assets, debt-to-collateral ratios, third-party guarantees, current levels of subordination, vintage, geographic concentration, analyst reports and forecasts, credit ratings and other market data. In assessing whether a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis. Accrued interest receivable on available-for-sale debt securities totaled $2.2 million and $2.0 million at December 31, 2025 and 2024, respectively and is included in accrued interest receivable on the consolidated balance sheet and is excluded from the estimate of credit losses.
Equity Securities
The Company measures equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income (loss). The Company measures equity securities without a readily determinable fair value at cost, minus impairment, if any, plus or minus changes resulting from observable price changes for the identical or similar investment. For equity securities and equity investments measured under the practicability exception, the Company performs a qualitative assessment for equity investments without readily determinable fair values considering impairment indicators to evaluate whether an impairment exists. If an impairment exists, the Company will recognize a loss based on the difference between carrying value and fair value. Gains and losses on the sale of equity securities are recorded on the trade date and are determined using the specific identification method.
During the year ended December 31, 2022, the Company entered into an agreement with an investment fund designed to help accelerate technology adoption at banks. During the year ended December 31, 2022, the Company committed up to $2 million in capital for these equity funds, however, the Company is not obligated to fund these commitments prior to a capital call. The Company contributed approximately $337,000 and $264,000 during the years ended December 31, 2025 and December 31, 2024, respectively, resulting in an equity interest of approximately $1,511,000 and $1,174,000 for the years ended December 31, 2025 and 2024, respectively, and is included in other investments on the consolidated balance sheet.
Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.
Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for credit losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.
For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Accrued interest receivable on loans totaled $8.2 million and $9.2 million at December 31, 2025 and 2024, respectively and is included in accrued interest receivable on the consolidated balance sheet and is excluded from the estimate of credit losses.
The accrual of interest is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.
Allowance for Credit Losses
The allowance for credit losses is an estimate of expected losses inherent within the Company’s existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss provision expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries.
The credit loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments, which consist of agricultural, 1-4 family first and junior liens, commercial, and consumer lending. These segments are further disaggregated into loan classes (pools), the level at which credit risk is monitored. For each of these pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data.
The allowance level is influenced by loan volumes, loan credit quality, indicator migration or delinquency status, historic loss experience and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for estimate expected credit losses for pools of loans that share similar risk characteristics; and second, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. For the pooled loan component, the Company uses a discounted cash flow method to estimate expected credit losses.
Discounted cash flow (DCF) method: In estimating the component of the allowance for credit losses for loans that share similar risk characteristics with other loans, such loans are segregated into loan classes. Loans are designated into loan classes based on loans pooled by product types and similar risk characteristics or areas of risk concentration. In determining the allowance for credit losses, we derive an estimated credit loss assumption from a model that categories loan pools based on loan type and purpose. This model calculates an expected loss percentage for each loan class by considering the probability of default, using life-of-loan analysis periods for all loan segments, and the historical severity of loss, based on the aggregate net lifetime losses incurred per loan class. The default and severity factors used to calculate the allowance for credit losses for loans that share similar risk characteristics with other loans are adjusted for differences between the historical period used to calculated historical default and loss severity rates and expected conditions over the remaining lives of the loans in the portfolio related to: (1) lending and credit policies and procedures; (2) local and national economic business conditions that affect the collectability of the portfolio; (3) the volume and type of credit extended (4) the experience, ability, and depth of the lending and credit management (5) the volume and severity of past due, nonaccrual, modified and classified loans; (6) the quality of our loan review system and oversight by the Board of Directors and (7) the existence of, or changes in the level

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
of, any concentrations of credit. Such factors are used to adjust the historical probabilities of default and severity of loss so that they reflect management expectation of future conditions based on a reasonable and supportable forecast. The Company uses regression analysis of historical internal and peer data to determine which variables are best suited to be economic variables utilized when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the economic variables.
For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over eight quarters on a straight-line basis. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrices.
Collateral dependent financial assets: For a loan that does not share risk characteristics with other loans, expected credit loss is measured based on net realizable value, that is, the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.
Allowance for credit losses(ACL) on off-balance sheet credit exposures, including unfunded loan commitments: The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the consolidated balance sheet. Management estimates the amount of expected losses by calculating a commitment usage factor over the contractual period for exposures that are not unconditionally cancellable by the Company and applying the loss factors used in the ACL methodology to the results of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan type. No credit loss estimate is reported for off-balance-sheet (OBS) credit exposures that are unconditionally cancellable by the Company, such as for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement. The allowance for credit losses on OBS credit exposures is adjusted as credit loss provision expense. Categories of OBS credit exposures correspond to the loan portfolio segments described previously.
Premises and Equipment
Land is carried at cost. Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense principally using the straight-line method.
The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Buildings and improvements	10 – 50 years
Furniture and equipment	3 – 10 years
Federal Home Loan Bank Stock
Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.
Other Real Estate Owned
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income (loss) or expense from foreclosed assets.
Company-owned Life Insurance
The Company has purchased life insurance policies on certain key executives. Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill and indefinite-lived intangibles are evaluated annually for impairment or more frequently if impairment indicators are present. If the implied fair value of goodwill or the fair value of the indefinite-lived intangible is lower than their carrying amounts, an impairment loss is recognized in an amount equal to the difference. The Company sold a business line in January 2024 and reduced goodwill $535,817 and other intangibles $99,833. Subsequent increases in goodwill value are not recognized in the consolidated financial statements.
Derivatives
The Company uses interest rate swaps as part of its interest rate risk management. FASB Accounting Standards Codification (ASC) Topic 815 establishes accounting and reporting standards for derivative instruments and hedging activities. The Company records all interest rate swaps on the balance sheet at fair value. Derivatives used as a hedge of the fair value of a recognized asset or liability are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows are considered cash flow hedges. To qualify for hedge accounting, the Company must comply with detailed rules and documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of the hedging relationship.
For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (loss) and subsequently reclassified to interest income or expense when the hedged transaction affects earnings, while the ineffective portion of changes in fair value of the derivative, if any, is recognized immediately in other noninterest income. The Company assesses the effectiveness of each hedging relationship by comparing the cumulative changes in cash flows of the derivative hedging instruments with the cumulative changes in cash flows of the designated hedged item or transaction. No component of the change in the fair value of the hedging instrument is excluded from the assessment of hedge effectiveness.
For derivatives designated as fair value hedges, changes in the fair value of derivatives along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk are recorded in current period earnings.
The Company does not use derivatives for trading or speculative purposes.
Stock-based Compensation
Compensation cost is recognized for restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. Compensation cost is recognized over the required service period, generally defined as the vesting period.
Earnings Per Share
Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following table presents calculations of earnings per share:

	Year Ended December 31,
	2025	2024
Computation of weighted average number of basic shares:
Weighted average shares outstanding (basic)	7,241,843	7,159,044
Income (Loss) available to common shareholders (in thousands)	$(2,448)	$(1,395)
Basic earnings per share:	$(0.34)	$(0.19)

Computation of weighted average number of diluted shares:
Weighted average shares outstanding (diluted)	7,241,843	7,159,044
Income (Loss) available to common shareholders (in thousands)	$(2,448)	$(1,395)
Diluted earnings per share:	$(0.34)	$(0.19)
Treasury Stock
Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.
Description of Capital Stock
The Company has authorized 100,000 shares of preferred stock, with a par value of $0.01 per share and there were no shares designated or outstanding.
Holders of our Class A Common Stock are entitled to one vote per share held on the applicable record date, while our Class B Common Stock is non-voting.
Trust Assets
Trust assets (other than cash deposits) held by the Bank in fiduciary or agency capacities for its customers are not included in the accompanying consolidated balance sheets since such items are not assets of the Bank.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.
Income Taxes
The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.
The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2022.
The Company recognizes interest and penalties on income taxes as a component of income tax expense.
Comprehensive Income (Loss)
Comprehensive income (loss) consists of net loss and other comprehensive income (loss), net of applicable income taxes. Other comprehensive income (loss) includes unrealized appreciation (depreciation) on available-for-sale securities and unrealized and realized gains and losses in derivative financial instruments that qualify for cash flow hedge accounting.
Accounting Standards Pending Adoption
In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU require disclosure in the notes to the financial statements, specified information about certain costs and expenses at each interim and annual reporting period. Additionally, in January 2025, the FASB issued ASU No. 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU No. 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU No. 2024-03 is permitted. The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU introduces a practical expedient that all entities are able to utilize when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions that are accounted for under Topic 606. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The practical expedient, if elected, should be applied prospectively. The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.
In November 2025, the FASB issued ASU No. 2025-08, Financial Instruments-Credit Losses (Topic 326): Purchased Loans. The ASU expands the population of acquired financial assets accounted for using the “gross-up approach” when recording the initial allowance for credit losses through an adjustment to the initial amortized cost basis. Acquired loans are deemed purchased seasoned loans and accounted for using the gross-up approach upon acquisition if criteria established by the new guidance are met. This change aims to enhance comparability, consistency and better reflect the economics of acquiring financial assets. This ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.
In November 2025, the FASB issued ASU No. 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The ASU enables entities to apply hedge accounting to a greater number of highly effective economic hedges in multiple areas. The ASU expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions, enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. The ASU is effective for public business entities for annual reporting periods

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
beginning after December 15, 2026, and interim periods within those annual reporting periods. For all other entities the effective date is for annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with generally accepted accounting principles. The amendments in this ASU are effective for public business entities for interim periods within annual periods beginning after December 15, 2027. For all other entities, the amendments are effective for interim periods within annual periods beginning after December 15, 2028. Early adoption is permitted. The amendments can be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The amendments in this ASU update the FASB Accounting Standards Codification for a broad range of topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments in this ASU are effective for all entities for annual periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted in both interim and annual periods in which financial statements have not yet been issued or made available for issuance. An entity may elect to adopt the amendments on an issue-by-issue basis. The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.
Adopted Accounting Standards
In December 2023, the FASB issued ASU 2023-09, Income Tax (Topic 740): Improvements to Income Tax Disclosures. The amendments is this ASU improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliations table, as well as income taxes paid disaggregated by jurisdiction. These expanded disclosures allow investors to better assess how an entity’s overall operations, including the related tax risks, tax planning, and operational opportunities, affect its income tax rate and prospects for future cash flows. The updated guidance is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The adoption was applied on a retrospective basis and did not have a material impact on the Company’s consolidated financial statements.
On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. Enhanced disclosures about significant segment expenses are included within this ASU. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with an option to early adopt. The amendments should be applied retrospectively to all prior periods presented in the financial statements, with the segment expense categories and amounts disclosed in prior periods being based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption of ASU 2023-07 did not have a material impact on the Company’s consolidated financial statements.
Revenue from Contracts with Customers
Accounting principles (ASC 606, Revenue from Contracts with Customers) require that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance includes a five-step model to apply to revenue recognition, consisting of the following: (1) identify the contract; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when or as the performance obligation is satisfied. ASC 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities, as well as certain noninterest income categories, such as gains or losses associated with mortgage servicing rights and income from bank owned life insurance. Descriptions of the Company’s primary revenue contracts within the scope of this revenue recognition guidance are discussed in detail below.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Trust and brokerage services fee income: A contract between the Company and its customers to provide fiduciary and / or investment administration services on trust accounts and brokerage accounts in exchange for a fee. Trust services and brokerage fee income is generally based upon the month-end market value of the assets under management and the applicable fee rate, which is recognized over the period the underlying trust or brokerage account is serviced (generally monthly). Such contracts are generally cancellable at any time, with the customer subject to a pro-rated fee in the month of termination.
Service charges on deposit accounts: The deposit contract obligates the Company to serve as a custodian of the customer’s deposited funds and generally can be terminated at will by either party. This contract permits the customer to access the funds on deposit and request additional services related to the deposit account. Service charges on deposit accounts consist of account analysis fees (net fees earned on analyzed business and public checking accounts), monthly service charges, nonsufficient fund (“NSF”) charges, and other deposit account related charges. The Company’s performance obligation for account analysis fees and monthly service charges is generally satisfied, and the related revenue recognized over the period in which the service is provided (typically on a monthly basis); while NSF charges and other deposit account related charges are largely transactional based, and the related revenue is recognized at the time the service is provided.
Other income: Other noninterest income includes several items, such as debit card income, ATM fees, merchant services income, income from our finance division, and other fee income. Debit card income is primarily comprised of interchange fees earned whenever the Company’s debit cards are processed through card payment networks such as Visa. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM, or a non-Company cardholder uses a Company ATM. Merchant services income mainly represents fees charged to merchants to process their debit card transactions, in addition to account management fees. The revenue recognized from our finance division consists primarily of fees earned from partnerships with several corporate Fintech clients that offer payment sources and business products. Other fee income includes revenue from processing wire transfers, cashier’s checks, lock box fees, check orders, and other services. The Company’s performance obligation, except for revenue recognized from the finance division, is completed and the fees are recognized as the service is provided (i.e., when the customer uses a debit card). The Company’s performance obligation for revenue from the finance division is generally satisfied, and the related revenue recognized over the period in which the service is provided (typically on a monthly basis).
Note 2:    Securities
The amortized cost and approximate fair values, together with gross unrealized gains and losses, of securities are in the following table (Amounts in Thousands):

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities
Asset-backed securities	$2,386	$19	$-	$2,405
Collateralized mortgage obligations	102,824	154	(3,618)	99,360
Government-sponsored
mortgage-backed securities	49,911	152	(5,042)	45,021
State and political subdivisions	168,260	26	(22,274)	146,012
U.S. Treasuries	14,942	-	(703)	14,239
U.S government agencies	-	-	-	-
Collateralized debt obligations	22,950	60	(138)	22,872
	$361,273	$411	$(31,775)	$329,909

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities
Collateralized mortgage obligations	$60,163	$-	$(4,531)	$55,632
Government-sponsored
mortgage-backed securities	55,695	-	(7,616)	48,079
State and political subdivisions	169,179	12	(25,585)	143,606
U.S. Treasuries	14,915	-	(1,354)	13,561
U.S government agencies	3,000	-	(32)	2,968
Collateralized debt obligations	1,500	-	-	1,500
	$304,452	$12	$(39,118)	$265,346
The amortized cost and estimated fair value of available-for-sale debt securities classified according to their contractual maturities at December 31, 2025 are shown below (Amounts in Thousands):

	Amortized Cost	Fair Value
U.S. government agencies, treasuries & state and political subdivisions
Due in one year or less	$80	$80
Due after one year through five years	26,763	25,816
Due after five years through ten years	18,237	16,427
Due over ten years	138,122	117,928
	183,202	160,251
Collateralized mortgage obligations	102,824	99,360
Government-sponsored mortgage-backed securities	49,911	45,021
Collateralized debt obligations	22,950	22,872
Asset-backed securities	2,386	2,405
	$361,273	$329,909
Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
The carrying value of debt securities pledged as collateral, to secure public deposits and for other purposes, was $139.8 million and $137.9 million at December 31, 2025 and 2024, respectively.
Gross gains of $0 and $562,900 and gross losses of $0 and $552,900 resulting from sales of available-for-sale debt securities were realized for 2025 and 2024, respectively.
Certain investments in debt securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2025 and 2024, was $275.1 million and $259.2 million, of the Company’s available-for-sale debt securities portfolio. These declines primarily resulted from recent changes in market interest rates.
The following table shows the total available-for-sale debt securities and aggregated depreciation by security type:

	Number of securities in a loss position	Aggregrate depreciation
Available-for-sale Debt Securities
Collateralized mortgage obligations	21	4.4%

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Government-sponsored
mortgage-backed securities	22	14.9%
State and political subdivisions	215	13.9%
U.S. Treasuries	3	4.7%
Collateralized debt obligations	6	0.9%
	267	10.4%
The following table shows the Company’s investments’ gross unrealized losses and fair value of the Company’s investments for which an allowance for credit losses has not been recorded, aggregated by investment class and length of time that individual debt securities have been in a continuous unrealized loss position at December 31, 2025 and 2024 (Amounts in Thousands):

	Less than 12 Months		December 31, 2025 12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Debt Securities
Collateralized mortgage obligations	$36,022	$(222)	$43,159	$(3,396)	$79,181	$(3,618)
Government-sponsored
mortgage-backed securities	-	-	28,763	(5,042)	28,763	(5,042)
State and political subdivisions	-	-	138,099	(22,274)	138,099	(22,274)
U.S. Treasuries	-	-	14,239	(703)	14,239	(703)
U.S. government agencies	-	-	-	-	-	-
Collateralized debt obligations	14,812	(138)	-	-	14,812	(138)
Total temporarily impaired securities	$50,834	$(360)	$224,260	$(31,415)	$275,094	$(31,775)
As of December 31, 2025, 22 government-sponsored mortgage-backed securities and 21 collateralized mortgage obligations with unrealized losses totaling $8.7 million were held by the Company. Management evaluated the payment history of these securities and considered the implied U.S. government guarantee of these agency securities and the level of credit enhancement for non-agency securities. Based on this evaluation, management concluded that the decline in fair value was not attributable to credit losses.
As of December 31, 2025, 215 state and political subdivisions securities with total unrealized losses of $22.3 million were held by the Company. Management evaluated these securities through a process that included consideration of credit agency ratings and payment history. In addition, management evaluated securities by considering the yield spread to treasury securities and the most recent financial information available. Based on this evaluation, management concluded that the decline in fair value was not attributable to credit losses.
As of December 31, 2025, 3 U.S. treasuries and no U.S. government agencies securities with a total unrealized loss of $0.7 million were held by the Company. Management considered the explicit or implied U.S. treasury and U.S. government guarantee of these securities. Based on this evaluation, management concluded that the decline in fair value was not attributable to credit losses.
As of December 31, 2025, 6 collateralized debt obligations with unrealized losses of $0.1 million were held by the Company. Management evaluated these securities through a process that included consideration of credit agency ratings, priority of cash flows and the amount of over-collateralization. In addition, management may evaluate

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
securities by considering the yield spread to treasury securities and the most recent financial information available. Based on this evaluation, management concluded that the decline in fair value was not attributable to credit losses.

	Less than 12 Months		December 31, 2024 12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Debt Securities
Collateralized mortgage obligations	$39,547	$(275)	$16,085	$(4,256)	$55,632	$(4,531)
Government-sponsored mortgage-backed securities	17,645	(406)	30,434	(7,210)	48,079	(7,616)
State and political subdivisions	16,779	(438)	122,167	(25,147)	138,946	(25,585)
U.S. Treasuries	-	-	13,561	(1,354)	13,561	(1,354)
U.S. government agenecies	-	-	2,968	(32)	2,968	(32)
Total temporarily impaired securities	$73,971	$(1,119)	$185,215	$(37,999)	$259,186	$(39,118)
Other investments at December 31, 2025 and 2024 were as follows (Amounts in Thousands):

	2025	2024
Federal Home Loan Bank stock	$4,513	$5,450
Bankers Bank stock	1,072	1,021
Investment in Lincoln Bancorp Capital Trust II	280	280
Farmer Mac stock	281	307
Other	1,511	1,174
	$7,657	$8,232
Note 3:    Loans and Allowance for Credit Losses
Classes of loans at December 31, 2025 and 2024 include (Amounts in Thousands):

	2025	2024
Real Estate:
Construction - Land and commercial development	$41,508	$75,425
Multi-family	179,265	188,337
Commercial	327,023	392,884
1-4 Family include construction	241,626	279,905
Agricultural and Farmland	164,525	171,345
Commercial & National credit & SBA/Government guaranteed	209,522	302,494
Loans to Individuals - Other	3,487	4,449
Total loans	1,166,956	1,414,839
Less:
Net deferred loan fees, premiums and discounts	920	603
Allowance for credit losses	17,865	16,009
Net loans	$1,148,171	$1,398,227

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following tables present the balance in the allowance for credit losses and unfunded commitment liability based on portfolio segment as of December 31, 2025 and 2024 (Amounts in Thousands):

	2025
	Real Estate: Construction - Land	Real Estate: Multi-family	Real Estate: Commercial	Real Estate: 1-4 Family / Construction	Agricultural and Farmland	Commercial National credit & SBA/Gov't guaranteed	Loans to Individuals - Other	Total
Allowance for credit losses
Balance, beginning of year	$1,112	$874	$6,930	$2,470	$1,003	$3,595	$25	$16,009
Provision (Credit)	194	71	2,605	(320)	(28)	(63)	542	3,001
Charged off	-	-	-	(4)	-	(878)	(540)	(1,422)
Recoveries	-	-	-	18	-	238	21	277
Balance, end of year	$1,306	$945	$9,535	$2,164	$975	$2,892	$48	$17,865

	2025
	Real Estate: Construction - Land	Real Estate: Multi-family	Real Estate: Commercial	Real Estate: 1-4 Family / Construction	Agricultural and Farmland	Commercial, National credit & SBA/Gov't guaranteed	Loans to Individuals - Other	Total
Unfunded Commitment Liability
Balance, beginning of year	$21	$1	$4	$12	$1	$96	$1	$136
Provision (Credit)	228	-	12	(3)	-	263	-	500
Balance, end of year	$249	$1	$16	$9	$1	$359	$1	$636

	2024
	Real Estate: Construction - Land	Real Estate: Multi-family	Real Estate: Commercial	Real Estate: 1-4 Family / Construction	Agricultural and Farmland	Commercial, National credit & SBA/Gov't guaranteed	Loans to Individuals - Other	Total
Allowance for credit losses
Balance, beginning of year	$3,959	$898	$8,109	$2,869	$962	$4,999	$27	$21,823
Provision (Credit)	1,155	(24)	4,498	(301)	97	217	74	5,716
Charged off	(4,002)	-	(5,677)	(216)	(58)	(2,624)	(97)	(12,674)
Recoveries	-	-	-	118	2	1,003	21	1,144
Balance, end of year	$1,112	$874	$6,930	$2,470	$1,003	$3,595	$25	$16,009

	2024
	Real Estate: Construction - Land	Real Estate: Multi-family	Real Estate: Commercial	Real Estate: 1-4 Family / Construction	Agricultural and Farmland	Commercial, National credit & SBA/Gov't guaranteed	Loans to Individuals - Other	Total
Unfunded Commitment Liability
Balance, beginning of year	$216	$1	$4	$28	$1	$223	$1	$474
Provision (Credit)	(195)	-	-	(16)	-	(127)	-	(338)
Balance, end of year	$21	$1	$4	$12	$1	$96	$1	$136

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Net loan charge-offs were $1.1 million for the year ended December 31, 2025, a decrease of $10.4 million from the prior year net charge-offs of $11.5 million. This decrease stemmed primarily from elevated charge-offs in the year ended December 31, 2024, from a few larger commercial relationships.
Internal Risk Categories
Loan grades are numbered 1 through 9. Grades 1 through 6 are considered satisfactory grades. The grade of 7, or Watch, represents loans of lower quality and is considered criticized. The grades of 8, or Substandard, and 9, or Doubtful, refer to assets that are classified. The use and application of these grades by the Company will be uniform and shall conform to the Company’s policy.
Pass (1-6) Loans in this category have enough cash flow from operations to service all obligations. They exhibit good financial strength, collateral protection is viewed as an adequate secondary source of repayment and guarantor support a tertiary repayment source.
Watch (7) Loans in this category are generally adequately collateralized, but the financial performance of the borrower has shown a downturn and needs to improve in order to generate sufficient cash flow for overall performance. Loans in this category will remain at this rating for a limited time (12 – 24 months maximum) as the performance needs to improve or the loan will be downgraded to a “8” or substandard rating.
Substandard (8) Loans with inadequate financial condition not meeting our Company’s credit standards and/or ability to meet scheduled payments. Loss is possible. Loans in this category will be transferred to nonaccrual status with interest charged off if past due 90 days or more, unless well secured and in the process of collection.
Doubtful (9) Loans with a weak financial condition making collection in full improbable. The possibility of principal loss is high but because of certain important and reasonably specific pending factors, full charge-off is deferred until more exact status can be determined. A partial charge-off of principal may occur to more clearly exhibit the true value of the asset. Loans in this category are on nonaccrual status and interest charged off.
Risk characteristics applicable to each segment of the loan portfolio are described as follows.
Construction – Land and Commercial Development–The Company provides financing for both horizontal (land development) and vertical (construction) financing, with a primary focus within our identified lending footprint. Land development financing is broad in scope, serving both commercial and residential developers. The loan policy outlines the underwriting criteria for each of these areas. These loans are generally structured with variable rates based on the Prime interest rate with loan maturities driven by the project scope, generally 12 – 18 months. Guarantor financial strength and liquidity play a vital role in underwriting these credits as collateral liquidation is generally the primary source of repayment.
Multi-family Real Estate-The company provides many types of multifamily real estate financing, ranging from smaller properties to larger multi building complexes, as well as standard multifamily to more urban mixed use properties. Underwriting guidelines for these loans are laid out in the loan policy, with available market data including vacancy and absorption rates used in the analysis. Project economics are stressed to ensure their ability to withstand changes in rents, expenses, and occupancy. Loan amortizations for multifamily properties range from 20 – 30 years depending on the age of the property. Interest rates for these types of properties are predominantly adjustable, with the initial fixed rate periods generally not exceeding five years.
Commercial Real Estate-The Company focuses on both owner and non-owner occupied commercial real estate properties. Property types included within this segment would consist of industrial, warehouse, flex, and office for example. Underwriting guidelines for these loans are documented in the loan policy. Market data, vacancy rates, lease rates and duration are some of the items used within the analysis. Loan amortizations for commercial real estate properties are generally 20 years, with adjustable interest rates.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
For commercial real estate loans, the Approval is generally based on the following factors:
•Sufficient cash flow to support debt repayment
•Lease terms that match or exceed the term of the loan
•Positive earnings and financial trends
•Reasonable expense rate assumptions
•Financial strength of the history of the tenants
•Value and marketability of collateral
•Financial strength and liquidity of the guarantors and sponsors
1-4 Family Real Estate including Construction-The Company provides many types of loans involving the purchase or refinance of real property including consumer mortgages, home construction, home improvement and small lines of credit. The loan policy addresses specific credit guidelines for each type. Many of the consumer real estate loans underwritten by the Company, other than home equity lines of credit (HELOC), conform to the underwriting requirements of Fannie Mae or other secondary market aggregators to allow the Company to resell loans in the secondary market. The Company structures most loans that will not conform to those underwriting requirements as adjustable rate mortgages that mature or adjust in one to five years, and then retains these loans in the Bank’s portfolio. Servicing rights are generally not retained on the residential real estate loans sold in the secondary market except for select loans sold to the Federal Home Loan Bank MPF program. The loan policy establishes minimum appraisal and other credit guidelines. HELOC loans are included in consumer real estate loans and total $24.8 million and $23.5 million at December 31, 2025 and 2024, respectively.
Agricultural and Farmland-Agricultural and agricultural real estate loans are subject to underwriting standards and processes similar to commercial loans. The Company provides a wide range of agricultural loans, including lines of credit for working capital and operational purposes, and term loans for the acquisition of real estate, facilities, equipment and other purposes. Approval is generally based on the following factors:
•Sufficient cash flow to support debt repayment
•Ability and stability of current management of the borrower
•Positive earnings and financial trends
•Earnings projections based on reasonable assumptions
•Financial strength of the industry and business
•Value and marketability of collateral
Collateral for agricultural loans generally includes accounts receivable, inventory (typically grain or livestock) and equipment. Collateral for agricultural real estate loans is generally real estate and improvements. The loan policy specifies approved collateral types and corresponding maximum advance percentages. The value of collateral pledged on loans typically exceeds the loan amount by a margin sufficient to absorb potential erosion of its value in the event of foreclosure and cover the loan amount plus costs incurred to convert it to cash.
The loan policy specifies maximum term limits for agricultural loans. For agricultural real estate term loans, the maximum amortization is 30 years. The loan policy includes guidelines for real estate appraisals, including minimum appraisal standards based on certain transactions. Where the purpose of the loan is to finance depreciable equipment, the term loan generally does not exceed the estimated useful life of the asset. For lines of credit, the typical maximum term is 365 days. However, longer maturities may be approved if the loan is secured by readily marketable collateral or if collateral margin is so abundant that risk is sufficiently mitigated. In addition, the

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Company often takes personal guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower.
Commercial, Shared National Credits, & SBA/Government Guaranteed–For commercial loans, the Company focuses on small and mid-sized businesses with primary operations in transportation, warehousing and manufacturing, as well as service industry companies such as retailers and hospitality.
Collateral for commercial loans generally includes accounts receivable, inventory and equipment. The loan policy specifies approved collateral types and corresponding maximum advance percentages. The value of collateral pledged on loans typically exceeds the loan amount by a margin sufficient to absorb potential erosion of its value in the event of foreclosure and cover the loan amount plus costs incurred to convert it to cash.
The loan policy specifies maximum term limits for commercial loans. For commercial non-real estate term loans, the maximum term is 7 years. Where the purpose of the loan is to finance depreciable equipment, the term loan generally does not exceed the estimated useful life of the asset. For lines of credit, the typical maximum term is 365 days. Longer maturities may be approved if the loan is secured by readily marketable collateral.
In addition, the Company as a matter of policy takes personal guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower.
In some instances, for all loans, it may be appropriate to originate or purchase loans that are exceptions to the guidelines and limits established within the loan policy described above and below. In general, exceptions to the loan policy do not significantly deviate from the guidelines and limits established within the loan policy and, if there are exceptions, they are clearly noted as such, specifically identified in loan approval documents, and tracked for reporting purposes.
The Company also engages with the shared national credit market or leverage loan market under the advisement of a third-party asset manager.  A specific Leveraged Lending Policy is established with a series of guidelines, thresholds, and parameters to guide the bank’s activities in the origination and management of Leveraged Loans and risk management associated with the Leveraged Loan portfolio.  The Company acquires direct assignment interests in leveraged loans only on a safe, sound, and collectible basis where current and accurate financial information on the borrower indicates a reasonable expectation the borrower has the financial ability to service and repay the debt in compliance with applicable laws, regulations, and bank policies.
Loans to Individuals-The Company provides many types of consumer and other loans including motor vehicle, signature loans and small personal credit lines. The loan policy addresses specific credit guidelines by consumer loan type.
For consumer real estate loans, and consumer and other loans, these large groups of smaller balance homogenous loans are collectively evaluated for impairment. The Company applies a quantitative factor based on historical charge-off experience in total for each of these segments. Accordingly, the Company generally does not separately identify individual consumer real estate loans, and/or consumer and other loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following tables present the credit risk profile of the Company’s loan portfolio based on internal rating category and payment activity as of December 31, 2025 and 2024 (Amounts in Thousands):

	2025
	Year of Origination
	2025	2024	2023	2022	2021	Prior	Total
Real Estate: Construction - Land
Risk rating
Pass	$8,455	$12,851	$1,072	$12,619	$162	$3,060	$38,219
Watch	-	-	-	-	-	-	-
Substandard	-	-	-	1,595	-	1,694	3,289
Doubtful	-	-	-	-	-	-	-
Total Real Estate: Construction - Land	$8,455	$12,851	$1,072	$14,214	$162	$4,754	$41,508
Real Estate: Construction - Land
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

	Year of Origination
	2025	2024	2023	2022	2021	Prior	Total
Real Estate: Multi-family
Risk rating
Pass	$-	$12,249	$474	$44,719	$65,618	$21,645	$144,705
Watch	-	-	-	2,776	8,371	17,429	28,576
Substandard	-	-	-	-	5,839	145	5,984
Doubtful	-	-	-	-	-	-	-
Total Real Estate: Multi-family	$-	$12,249	$474	$47,495	$79,828	$39,219	$179,265
Real Estate: Multi-family
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

	Year of Origination
	2025	2024	2023	2022	2021	Prior	Total
Real Estate: Commercial
Risk rating
Pass	$10,911	$5,856	$18,107	$94,323	$62,365	$82,390	$273,952
Watch	-	-	-	3,427	3,003	11,622	18,052
Substandard	-	-	1,818	4,527	18,610	10,064	35,019
Doubtful	-	-	-	-	-	-	-
Total Real Estate: Commercial	$10,911	$5,856	$19,925	$102,277	$83,978	$104,076	$327,023
Real Estate: Commercial
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

	Year of Origination
	2025	2024	2023	2022	2021	Prior	Total
Agricultural and Farmland
Risk rating
Pass	$20,532	$15,388	$13,674	$27,318	$23,237	$64,361	$164,510
Watch	-	-	-	-	-	15	15
Substandard	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-
Total Agricultural and Farmland	$20,532	$15,388	$13,674	$27,318	$23,237	$64,376	$164,525
Agricultural and Farmland
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

	Year of Origination
	2025	2024	2023	2022	2021	Prior	Total
Commercial, National credit & SBA/Gov't guaranteed
Risk rating
Pass	$42,410	$48,095	$32,596	$33,304	$9,344	$29,515	$195,264
Watch	1,471	521	2,510	1,162	485	987	7,136
Substandard	-	151	2,227	2,922	137	938	6,375
Doubtful	-	-	746	-	-	1	747
Total Commercial, National credit & SBA/ Gov't guaranteed	$43,881	$48,767	$38,079	$37,388	$9,966	$31,441	$209,522
Commercial, National credit & SBA/Gov't guaranteed
Current period gross write offs	$-	$-	$-	$62	$816	$-	$878

	Year of Origination
	2025	2024	2023	2022	2021	Prior	Total
Real Estate: 1-4 Family / Construction
Payment performance
Performing	$22,063	$39,841	$28,828	$80,395	$18,732	$50,603	$240,462
Nonperforming	214	334	-	170	57	389	1,164
Total Real Estate: 1-4 Family / Construction	$22,277	$40,175	$28,828	$80,565	$18,789	$50,992	$241,626
Real Estate: 1-4 Family / Construction
Current period gross write offs	$-	$-	$-	$-	$-	$4	$4

	Year of Origination
	2025	2024	2023	2022	2021	Prior	Total
Loans to Individuals - Other
Payment performance
Performing	$1,130	$774	$533	$374	$55	$610	$3,476
Nonperforming	-	-	2	9	-	-	11
Total Loans to Individuals - Other	$1,130	$774	$535	$383	$55	$610	$3,487
Loans to Individuals - Other
Current period gross write offs	$530	$-	$5	$2	$1	$2	$540

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

	2025
	Year of Origination
	2025	2024	2023	2022	2021	Prior	Total
All Loan Segments
Risk rating
Pass	$82,308	$94,439	$65,923	$212,283	$160,726	$200,971	$816,650
Watch	1,471	521	2,510	7,365	11,859	30,053	53,779
Substandard	-	151	4,045	9,044	24,586	12,841	50,667
Doubtful	-	-	746	-	-	1	747
	$83,779	$95,111	$73,224	$228,692	$197,171	$243,866	921,843
Payment performance
Performing	$23,193	$40,615	$29,361	$80,769	$18,787	$51,213	$243,938
Nonperforming	214	334	2	179	57	389	1,175
	$23,407	$40,949	$29,363	$80,948	$18,844	$51,602	$245,113
Total Loans by Year of Origination	$107,186	$136,060	$102,587	$309,640	$216,015	$295,468	$1,166,956

	2024
	Year of Origination
	2024	2023	2022	2021	2020	Prior	Total
Real Estate: Construction - Land
Risk rating
Pass	$13,196	$5,125	$35,472	$176	$836	$3,004	$57,809
Watch	-	-	1,671	-	1,755	7,743	11,169
Substandard	-	62	385	-	-	-	447
Doubtful	-	-	-	6,000	-	-	6,000
Total Real Estate: Construction - Land	$13,196	$5,187	$37,528	$6,176	$2,591	$10,747	$75,425
Real Estate: Construction - Land
Current period gross write offs	$-	$-	$-	$4,002	$-	$-	$4,002

	Year of Origination
	2024	2023	2022	2021	2020	Prior	Total
Real Estate: Multi-family
Risk rating
Pass	$12,881	$2,492	$34,400	$87,333	$18,764	$16,332	$172,202
Watch	-	-	-	-	4,745	5,460	10,205
Substandard	-	-	-	5,789	-	141	5,930
Doubtful	-	-	-	-	-	-	-
Total Real Estate: Multi-family	$12,881	$2,492	$34,400	$93,122	$23,509	$21,933	$188,337
Real Estate: Multi-family
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

	Year of Origination
	2024	2023	2022	2021	2020	Prior	Total
Real Estate: Commercial
Risk rating
Pass	$7,012	$25,330	$129,006	$77,786	$24,727	$84,215	$348,076
Watch	-	471	1,980	2,095	2,089	8,391	15,026
Substandard	-	1,871	4,589	14,688	-	8,634	29,782
Doubtful	-	-	-	-	-	-	-
Total Real Estate: Commercial	$7,012	$27,672	$135,575	$94,569	$26,816	$101,240	$392,884
Real Estate: Commercial
Current period gross write offs	$-	$-	$2,483	$406	$133	$2,655	$5,677

	Year of Origination
	2024	2023	2022	2021	2020	Prior	Total
Agricultural and Farmland
Risk rating
Pass	$20,671	$18,061	$32,844	$24,979	$7,555	$67,207	$171,317
Watch	-	-	-	-	-	28	28
Substandard	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-
Total Agricultural and Farmland	$20,671	$18,061	$32,844	$24,979	$7,555	$67,235	$171,345
Agricultural and Farmland
Current period gross write offs	$-	$58	$-	$-	$-	$-	$58

	Year of Origination
	2024	2023	2022	2021	2020	Prior	Total
Commercial, National credit & SBA/Gov't guaranteed
Risk rating
Pass	$74,146	$69,451	$69,048	$41,006	$3,109	$35,621	$292,381
Watch	169	1,986	713	677	123	112	3,780
Substandard	171	364	4,468	48	-	312	5,363
Doubtful	-	950	-	-	20	-	970
Total Commercial, National credit & SBA/ Gov't guaranteed	$74,486	$72,751	$74,229	$41,731	$3,252	$36,045	$302,494
Commercial, National credit & SBA/Gov't guaranteed
Current period gross write offs	$-	$670	$396	$353	$167	$1,038	$2,624

	Year of Origination
	2024	2023	2022	2021	2020	Prior	Total
Real Estate: 1-4 Family / Construction
Payment performance
Performing	$75,265	$38,597	$93,851	$21,958	$10,929	$38,227	$278,827
Nonperforming	-	-	571	-	-	507	1,078
Total Real Estate: 1-4 Family / Construction	$75,265	$38,597	$94,422	$21,958	$10,929	$38,734	$279,905
Real Estate: 1-4 Family / Construction
Current period gross write offs	$-	$-	$44	$71	$25	$76	$216

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

	Year of Origination
	2024	2023	2022	2021	2020	Prior	Total
Loans to Individuals - Other
Payment performance
Performing	$1,895	$985	$598	$188	$306	$472	$4,444
Nonperforming	-	5	-	-	-	-	5
Total Loans to Individuals - Other	$1,895	$990	$598	$188	$306	$472	$4,449
Loans to Individuals - Other
Current period gross write offs	$96	$-	$-	$-	$-	$1	$97

	2024 Year of Origination
	2024	2023	2022	2021	2020	Prior	Total
All Loan Segments
Risk rating
Pass	$127,906	$120,459	$300,769	$231,280	$54,991	$206,380	$1,041,785
Watch	169	2,457	4,364	2,772	8,712	21,734	40,208
Substandard	171	2,297	9,442	20,525	-	9,087	41,522
Doubtful	-	950	-	6,000	20	-	6,970
	$128,246	$126,163	$314,575	$260,577	$63,723	$237,201	$1,130,485
Payment performance
Performing	$77,160	$39,582	$94,449	$22,146	$11,235	$38,699	$283,271
Nonperforming	-	5	571	-	-	507	1,083
	$77,160	$39,587	$95,020	$22,146	$11,235	$39,206	$284,354
Total Loans by Year of Origination	$205,406	$165,750	$409,595	$282,723	$74,958	$276,407	$1,414,839
Performing loans are those which are accruing and less than 90 days past due. Nonperforming loans are those on nonaccrual, accruing loans that are greater than or equal to 90 days past due, and those with modifications for borrowers experiencing financial difficulties.
The Company evaluates the loan risk grading system definitions and allowance for credit loss methodology on an ongoing basis.
The following tables present the Company’s loan portfolio aging analysis of the recorded investment in loans as of December 31, 2025 and 2024 (Amounts in Thousands):

	2025
	30-59 Days Past Due	60-89 Days Past Due	Total Loans > 90 Days & Accruing	Total Past Due	Nonaccrual with Allowance for Credit Loss	Nonaccrual With No Allowance for Credit Loss	Current	Total Loans Receivable
Real Estate: Construction - Land	$-	$-	$-	$-	$1,595	$1,694	$38,219	$41,508
Real Estate: Multi-family	-	-	-	-	-	145	179,120	179,265
Real Estate: Commercial	-	-	-	-	16,865	8,654	301,504	327,023
Real Estate: 1-4 Family / Construction	635	1,446	32	2,113	316	816	238,381	241,626
Agricultural and Farmland	-	-	-	-	-	-	164,525	164,525
Commercial, National credit & SBA/Gov't guaranteed	939	843	-	1,782	2,829	3,542	201,369	209,522
Loans to Individuals - Other	1	-	-	1	11	-	3,475	3,487
Total	$1,575	$2,289	$32	$3,896	$21,616	$14,851	$1,126,593	$1,166,956

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

	2024
	30-59 Days Past Due	60-89 Days Past Due	Total Loans > 90 Days & Accruing	Total Past Due	Nonaccrual with Allowance for Credit Loss	Nonaccrual With No Allowance for Credit Loss	Current	Total Loans Receivable
Real Estate: Construction - Land	$-	$-	$-	$-	$-	$6,000	$69,425	$75,425
Real Estate: Multi-family	-	-	-	-	-	141	188,196	188,337
Real Estate: Commercial	-	-	-	-	-	382	392,502	392,884
Real Estate: 1-4 Family / Construction	3,214	2,394	302	5,910	815	263	272,917	279,905
Agricultural and Farmland	-	-	-	-	-	-	171,345	171,345
Commercial, National credit & SBA/Gov't guaranteed	670	1,697	-	2,367	1,132	3,331	295,664	302,494
Loans to Individuals - Other	33	4	-	37	5	-	4,407	4,449
Total	$3,917	$4,095	$302	$8,314	$1,952	$10,117	$1,394,456	$1,414,839
The following table presents the amortized cost basis of collateral dependent loans by class of loans as of December 31, 2025 and 2024 (Amounts in Thousands):

	2025
	Real Estate	Equipment	Total
Real Estate: Construction - Land	$3,289	$-	$3,289
Real Estate: Multi-family	212	-	212
Real Estate: Commercial	4,359	-	4,359
Real Estate: 1-4 Family / Construction	4,976	895	5,871
Commercial, National credit & SBA/Gov't guaranteed	3,958	3,308	7,266
Loans to Individuals - Other	-	-	-
Total	$16,794	$4,203	$20,997

	2024
	Real Estate	Equipment	Total
Real Estate: Construction - Land	$9,425	$-	$9,425
Real Estate: Multi-family	5,930	-	5,930
Real Estate: Commercial	2,477	-	2,477
Real Estate: 1-4 Family / Construction	1,994	-	1,994
Commercial, National credit & SBA/Gov't guaranteed	4,597	831	5,428
Loans to Individuals - Other	-	3	3
Total	$24,423	$834	$25,257

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following table presents the amortized cost basis of loans at December 31, 2025 and 2024 that were both experiencing financial difficulty and modified during the year ended December 31, 2025 and 2024, by class and by type of modification (Amounts in Thousands):

	2025
	Interest Only Payment Extension	Payment Delay	Term Extension	Total Class of Financing Receivable
Real Estate: Multifamily	$-	$-	$-	$-
Real Estate: 1-4 Family / Construction	1,725	170	1,279	3,174
Commercial, National credit & SBA/Gov't guaranteed	573	-	1,317	1,890
Total	$2,298	$170	$2,596	$5,064

	2024
	Interest Only Payment Extension	Payment Delay	Term Extension	Total Class of Financing Receivable
Real Estate: Multifamily	$-	$-	$5,788	$5,788
Real Estate: 1-4 Family / Construction	-	-	-	-
Commercial, National credit & SBA/Gov't guaranteed	194	-	291	485
Total	$194	$-	$6,079	$6,273
The following tables describes the financial effect of the modifications made to borrowers experiencing financial difficulty of loans at December 31, 2025 and 2024 (Amounts in Thousands):

2025
Weighted -Average Term Extension (in years)
Real Estate: Multifamily	0.00
Real Estate: 1-4 Family / Construction	0.30
Commercial, National credit & SBA/Gov't guaranteed	0.92

2024
Weighted -Average Term Extension (in years)
Real Estate: Multifamily	0.83
Real Estate: 1-4 Family / Construction	0.00
Commercial, National credit & SBA/Gov't guaranteed	0.50
Upon the Company’s determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following table provides the amortized cost basis of loans that experienced a payment default during the period and were modified in the 12 months before default to borrowers experiencing financial difficulty at December 31, 2025 and 2024 (Amounts in Thousands):

	2025
	Interest Only Payment Extension	Payment Delay	Term Extension
Commercial, National credit & SBA/Gov't guaranteed	$315	$-	$-
	$315	$-	$-

	2024
	Interest Only Payment Extension	Payment Delay	Term Extension
Commercial, National credit & SBA/Gov't guaranteed	$-	$-	$291
	$-	$-	$291

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified in the last 12 months at December 31, 2025 and 2024 (Amounts in Thousands):

	2025
	Current	30-89 Days Past Due
Real Estate: Multifamily	$-	$-
Real Estate: 1-4 Family / Construction	3,174	-
Commercial, National credit & SBA/Gov't guaranteed	1,575	315
	$4,749	$315

	2024
	Current	90+ Days Past Due
Real Estate: Multifamily	$5,788	$-
Real Estate: 1-4 Family / Construction	-	-
Commercial, National credit & SBA/Gov't guaranteed	194	291
	$5,982	$291
Loans serviced for others include certain USDA and SBA commercial loans and other commercial loan participations, as well as certain consumer real estate loans. Loans sold and serviced for others totaled $174.1 million and $196.0 million at December 31, 2025 and 2024, respectively. These amounts are not included in the accompanying consolidated balance sheet.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
In the course of conducting the bank activities of originating SBA loans and selling those loans in the secondary market, various representations and warranties are made to the purchasers of the SBA loans. Under the representations and warranties, failure by the Company to comply with the underwriting standards and eligibility requirements could result in the Company being required to repurchase the SBA loan or to reimburse the investor for losses incurred (i.e. make whole requests) if such failure cannot be cured by the Company within the specified period following discovery. During the years ended December 31, 2025, and 2024, no SBA loans were repurchased as a result of underwriting standard exceptions.
At December 31, 2025 and 2024, the Company had reserved $1,290,800 and $955,300, respectively, for probable losses from representation and warranty obligations. The reserve is included in other liabilities and is based on the Company’s repurchase and loss trends, and quantitative and qualitative factors that may result in anticipated losses different than historical loss trends, including loan vintage, underwriting characteristics and macroeconomic trends.
At December 31, 2025 and December 31, 2024, the Company had five consumer loans totaling $517,062 and one consumer real estate loan in the process of foreclosure for $39,778, respectively.
At December 31, 2025 and 2024, the Company had no 1-4 Family real estate properties in Other Real Estate.
The following table presents information regarding participation loans purchased and sold during the years ended December 31, 2025 and 2024 (Amounts in Thousands):

	2025
	Real Estate: Construction - Land	Real Estate: Multi-family	Real Estate: Commercial	Real Estate: 1-4 Family / Construction	Agricultural and Farmland	Commercial, National credit & SBA/Gov't guaranteed	Loans to Individuals - Other	Total
Purchases	$-	$-	$-	$-	$-	$3,240	$-	$3,240
Sales	1,649	-	-	-	-	3,623	-	5,272

	2024
	Real Estate: Construction - Land	Real Estate: Multi-family	Real Estate: Commercial	Real Estate: 1-4 Family / Construction	Agricultural and Farmland	Commercial, National credit & SBA/Gov't guaranteed	Loans to Individuals - Other	Total
Purchases	$-	$-	$-	$-	$-	$4,123	$-	$4,123
Sales	1,535	-	1,564	6,968	-	13,085	-	23,152
Note 4:    Premises and Equipment and Leases
Major classifications of premises and equipment, stated at cost, are as follows (Amounts in Thousands):

	2025	2024
Land	$4,026	$4,026
Buildings and improvements	50,433	50,198
Furniture and equipment	18,290	17,922
	72,749	72,146
Less accumulated depreciation	33,077	30,820
Net premises and equipment	$39,672	$41,326
Included in occupancy and furniture, equipment and software expense is depreciation expense of $2.3 million and $2.5 million for the years ended December 31, 2025 and 2024.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Leases
The Company accounts for its operating leases in accordance with ASC 842, Leases, which requires lessees to record almost all leases on the balance sheet as a right-of-use (“ROU”) asset and lease liability. The Company accounts for lease and non-lease components in contracts in which the Company is a lessee as a single lease component and excludes leases having an original term of 12 months or less and no option to purchase the underlying asset.
The Company has a lease agreement in which it is the lessee, with lease terms exceeding twelve months, for IT equipment. Operating right-of-use assets are included in the other assets line of the consolidated balance sheet and operating lease liabilities are included in the other liabilities line of the consolidated balance sheet.
These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company’s incremental borrowing rate as of the date of adoption. The discount rate utilized was the Bankers Bank or FHLB Bank borrowing rate for the term corresponding to the expected term of the lease. As of December 31, 2025, the remaining expected lease terms range from 2.33 years to 6.50 years with a weighted average lease term of 5.68 years and a weighted-average discount rate of 4.15%. As of December 31, 2024, the remaining expected lease terms range from 0 years to 3.33 years, with a weighted average lease term of 3.33 years and a weighted-average discount rate of 4.04%.

	At or For the Year Ended December 31, 2025 (In Thousands)	At or For the Year Ended December 31, 2024 (In Thousands)
Consolidated Balance Sheet
Operating leases right of use asset	$649	$205
Operating leases liability	663	212
Consolidated Statement of Income (Loss)
Operating lease costs classified as occupancy and equipment expense (includes short-term lease costs and amortization of right of use asset)	$136	$78
Supplemental Cash Flow Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$109	$68
For the years ended December 31, 2025 and 2024, lease expense was $135,972 and $77,578, respectively. At December 31, 2025 future expected lease payments for leases with terms exceeding one year were as follows (Amounts in Thousands):

Future lease payments expected:
2026	148
2027	149
2028	112
2029	95
2030	96
Thereafter	148
Less interest portion of lease payments	(85)
Lease liability	$663
Note 5:    Derivative Financial Instruments
In the normal course of business, the Company uses various derivative financial instruments to manage its interest rate risk and market risks in accommodating the needs of its customers. These instruments carry varying

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
degrees of credit, interest rate and market or liquidity risks. Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value.
Fair Value Hedges
For derivative instruments that are designated and qualify as a fair value hedge, the change in the fair value of the derivative as well as the offsetting change in the fair value of the hedged item attributable to the hedged risks are recognized in current earnings.
Interest rate swap agreements are entered into to reduce the exposure to changes in the fair value of fixed-rate municipal securities in both individual fair value hedges and a portfolio fair value hedge.
The change in fair value of the interest rate swap agreement and the underlying municipal investment securities are recorded as gains or losses in interest income from non-taxable investment securities. The notional amounts of the municipal investment securities being hedged were $30.9 million at December 31, 2025 and 2024, respectively. Beginning in 2024, interest rate swaps with notional amounts of $100.0 million at December 31, 2025 and 2024, respectively, were designated as a fair value hedge of a layer of a closed portfolio of callable municipal investment securities.
As of December 31, 2025 and 2024, the following amounts were recorded on the balance sheet related to cumulative-basis adjustments for fair value hedges (Amounts in Thousands):

	Carrying amount of the hedged assets		Cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged assets
	2025	2024	2025	2024
Line item in the consolidated balance sheet in which the hedged item is included
Securities available-for-sale (A)	$158,048	$158,179	$2,106	$4,975
_________________
(A)For 2025 and 2024, the carrying amount of hedged assets includes the amortized cost basis of closed portfolios used to designate hedging relationships in which the hedged item is the portfolio layer expected to be remaining at the end of the hedging relationship. The carrying amount of the portfolio layer designated as the hedged item was $127,128.
Cash Flow Hedges
As a strategy to manage the risks of increasing funding costs, the Company entered into multiple forward-starting interest rate swap agreements to effectively convert the repricing of the rollover of short-term debt into fixed rate debt. The short-term debt, in the form of FHLB advances or brokered certificates of deposit, will be renewed at each three-month interval through maturity at prevailing market rates. The underlying debt instruments have no credit, price or interest rate risk once renewed. The swap agreements provide for the Company to receive interest from the counterparty at compound Secured Overnight Funding Rate (SOFR) and to pay interest to the counterparty at a fixed rate of between 3.24% and 4.11% on notional amounts of $60.0 million and $90.0 million at December 31, 2025 and 2024, respectively. Under the agreement, the Company pays or receives the net interest amount quarterly, with the quarterly settlements included in interest expense.
The company executed forward-starting interest rate swap transactions in October 2023 to effectively convert $30 million of variable rate debt to fixed rate debt with an effective date of October 2023 and an expiration date of October 2026. In January 2025, the bank exercised its option to unwind the swaps for a net termination loss of $257,000; and paid off the related hedged items. For accounting purposes, these swap transactions were designated as a cash flow hedge of changes in cash flows attributable to changes in SOFR, the benchmark interest rate being hedged, associated with the interest payments made on the amount of the Bank’s debt principal.
The change in fair value of the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following table presents the fair value of derivative instruments as of December 31, 2025 and 2024 (Amounts in Thousands):

	Fair Value	Balance Sheet Location
December 31, 2025
Interest rate swaps	$(893)	Other liabilities
Interest rate swaps	2,439	Other assets
	$1,546

	Fair Value	Balance Sheet Location
December 31, 2024
Interest rate swaps	$(387)	Other liabilities
Interest rate swaps	5,443	Other assets
	$5,056
The following tables presents the effect of derivative instruments on the statements of operations for the years ended December 31, 2025 and 2024 (Amounts in Thousands):

	Location and Amount of Gain (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	2025		2024
	Interest Income	Interest Expense	Interest Income	Interest Expense
Cash Flow Hedges - Interest rate swaps	$-	$323	$-	$1,062
Fair Value Hedges - Interest rate swaps	1,630	-	1,720	-
	$1,630	$323	$1,720	$1,062
The following table presents the effect of cash flow hedge accounting on the statements of comprehensive income (loss) (Amounts in Thousands):

	Amount of Gain (Loss) Recognized in AOCI
Cash Flow Hedges	2025	2024
Interest rate swaps	$(596)	$1,098
Note 6:    Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024, were (Amounts in Thousands):

	2025	2024
Balance as of January 1	$18,805	$19,340
Sale of business unit	-	(535)
Balance as of December 31	$18,805	$18,805

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 7:    Deposits
The following tables presents the composition of our deposits for the years ended December 31, 2025 and 2024 (Amounts in Thousands):

	2025	2024
Noninterest bearing deposits	$245,236	$253,014
Interest bearing deposits	387,439	363,764
Money market deposits	104,583	116,686
Savings deposits	276,727	218,096
Brokered deposits	106,263	169,481
Time deposits of $250 and under	269,588	329,795
Time deposits over $250	117,235	130,854
	$1,507,071	$1,581,690

At December 31, 2025, the scheduled maturities of time deposits are as follows (Amounts in Thousands):

2026	453,570
2027	39,129
2028	218
2029	127
2030	42
$493,086
Note 8:    Federal Home Loan Bank Advances and Federal Funds Lines
Advances from the Federal Home Loan Bank as of December 31, 2025 and 2024, bear interest and are due as follows (Amounts in Thousands):

	2025		2024
	Weighted Average Interest Rate at Year End	Balance Due	Weighted Average Interest Rate at Year End	Balance Due
Year ending December 31:
2025		$-	3.70%	$80,000
2026	4.05%	70,000		-
Total		$70,000		$80,000
Overnight borrowings		-	4.62%	9,510
Total FHLB advances		$70,000		$89,510
The Federal Home Loan Bank advances are secured by Federal Home Loan Bank stock, included in other investments on the consolidated balance sheet, totaling $4.5 million and $5.4 million as of December 31, 2025 and 2024, respectively. Additionally, qualifying consumer, commercial and agriculture mortgage loans of approximately $303.9 million and $342.1 million as of December 31, 2025 and 2024, respectively, are pledged as

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
collateral on Federal Home Loan Bank advances. Advances, at interest rates from 3.82% to 4.30%, are subject to restrictions or penalties in the event of prepayment.
Federal Funds Lines: The Bank has unsecured federal funds lines totaling $30.0 million from multiple correspondent banking relationships. There were no borrowings from such lines at either December 31, 2025 or December 31, 2024.
Note 9:    Accumulated Other Comprehensive Loss
The following table summarizes the balances of each component of accumulated other comprehensive income (loss) (AOCI), included in stockholders’ equity, at December 31, 2025 and 2024 (Amounts in Thousands):

	2025	2024
Net unrealized loss on available for sale securities	$(29,259)	$(34,132)
Net unrealized gain (loss) on derivatives used for cash flow hedges	(515)	81
Tax Effect	7,282	8,268
Net of Tax Amount	$(22,492)	$(25,783)
Amounts reclassified from AOCI and affected line items in the statement of operations during the years ended December 31, 2025 and 2024, were as follows (Amounts in Thousands):

	2025	2024		Affected line item in the Statements of Operations
Unrealized gain (loss) on available-for- sale securities	$-	$(1,320)	(A)	Net realized gains (losses) on sale of available-for-sale securities
Tax Effect	-	307		Provision for Income Taxes (expense) benefit
Total Reclassification out of OCI	$-	$(1,013)
__________________
(A)Difference of $1.33 million compared to the Consolidated Statements of Comprehensive Income (Loss) stems from the sale of municipal securities, with related swap terminations in April 2024 as part of a porfolio restructure.
Note 10:    Notes Payable
Notes payable as of December 31, 2025 and 2024, are as follows (Amounts in Thousands):

	2025	2024
Line of credit, bank, variable (WSJ Prime Rate) minus 0.25% with a floor of 4.50%, final principal and interest payment due April 1, 2026, collateralized by shares of Lincoln Savings Bank. (A) (B)	$14,500	$14,500
	$14,500	$14,500
__________________
(A)The line of credit was paid off in January 2026.
(B)The Company has a credit agreement with this note holder that contains various covenants. These covenants primarily consist of capital ratios and loan performance ratios. The line of credit of $15 million is due April 1, 2026.
Note 11:    Junior Subordinated Debentures
Junior subordinated debentures are due to Lincoln Bancorp Capital Trust II, a 100%-owned, nonconsolidated subsidiary of the Company. The debentures were issued on June 21, 2007, in conjunction with the Trust’s issuance of 9,000,000 shares of Company Obligated Mandatorily Redeemable Preferred Securities. The debentures bear the same interest rate and terms as the preferred securities. The preferred securities provide for cumulative cash distributions calculated at a rate equal to the 3-month CME Term SOFR rate of interest, plus one hundred seventy (170) basis points (5.42481% at December 31, 2025). The maximum rate of interest payable will be no higher than that allowed by New York state law. The Company may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond September 15, 2037. At the end of the deferral period,

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
all accumulated and unpaid distributions will be paid. The securities will be redeemed no later than September 15, 2037. The Company also has an optional redemption, after receiving the requisite approvals, to redeem the debentures in whole or in part, on or after the interest payment date in June 2012. The securities will be redeemed at par value. Holders of the securities have no voting rights, are unsecured and rank junior in priority of payments to all of the Company’s indebtedness and senior to the Company’s capital stock. The debentures are included on the balance sheets as liabilities; however, for regulatory purposes are allowed in the calculation of Tier 1 Capital as of December 31, 2025 and 2024, subject to certain limitations.
Note 12:    Income Taxes
The provision for income taxes includes these components (Amounts in Thousands):

	2025	2024
Current income taxes	$173	$250
Deferred income taxes	(417)	(970)
Valuation Allowance	(221)	248
Income tax expense	$(465)	$(472)
For the years ended December 31, 2025 and 2024, federal and state income taxes paid were as follows (Amounts in Thousands):

	2025	2024
Federal	$-	20
State - Iowa	40	-
Total income taxes paid	$40	20
A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below (Amounts in Thousands):

	2025	Percent	2024	Percent
Computed at the statutory rate (21%)	$(612)	20.9%	$(388)	20.8%
State income taxes, net	(154)	5.3%	74	(4.0)%
Change in valuation allowance	220	(7.6)%	(248)	13.3%
Nontaxable or nondeductible items:
Tax-exempt income	(995)	34.2%	(1,078)	57.8%
Interest expense limitation	1,695	(58.2)%	332	(17.8)%
Key person life insurance	(354)	12.2%	360	(19.3)%
Modified endowment penalty	-	0.0%	317	(17.0)%
Other nondeductible expense	16	(0.6)%	19	(1.0)%
Other, net	(281)	9.8%	140	(7.5)%
Income tax expense	$(465)	16.0%	$(472)	25.3%

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The tax effects of temporary differences related to deferred taxes on the consolidated balance sheets were (Amounts in Thousands):

	2025	2024
Deferred tax assets
Allowance for credit losses	$4,310	$3,761
Deferred compensation	795	798
Loans held for sale	8	8
Other	1,746	542
Federal net operating loss	3,704	4,701
State net operating loss	1,018	709
Unrealized losses on available-for-sale securities	7,307	9,110
Premise and equipment	344	575
	19,232	20,204
Deferred tax liabilities
Prepaid expenses	232	274
Other	395	329
Deferred loan fees	629	682
Goodwill	2,869	2,869
Unrealized gains on equity securities	245	244
Unrealized gains on derivative transactions	360	1,178
	4,730	5,576
Less: Valuation allowance	(668)	(447)
Net deferred tax asset	$13,834	$14,181
The Company has evaluated the realizability of the deferred tax assets and considered both positive and negative assurance in assessing the likelihood of realization. The net deferred tax assets are expected to be utilized through future taxable earnings and tax planning strategies.
At December 31, 2025, the Company had a federal net operating loss (NOL) carryforward of approximately $17.6 million. This NOL carries forward indefinitely. At December 31, 2025, the Company had an Iowa NOL carryforward of approximately $27.4 million that can be carried forward in various amounts through 2045.
Note 13:    Regulatory Matters
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company and Bank’s regulators could require adjustments to regulatory capital not reflected in these consolidated financial statements.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and of Common Equity Tier I capital (as defined) to risk-weighted assets. Management believes, as of December 31, 2025 and 2024, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
As of December 31, 2025, the most recent notification from FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The Company’s and the Bank’s actual capital amounts and ratios are also presented in the table on the following page (Amounts in Thousands):

	Actual		Minimum Capital Requirement		Minimum to Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025
Total Capital
(to Risk-Weighted Assets)
Consolidated	$166,166	12.41%	$107,115	8.00%	N/A	N/A
Lincoln Savings Bank	177,161	13.32%	106,380	8.00%	132,975	10.00%
Tier I Capital
(to Risk-Weighted Assets)
Consolidated	$149,529	11.17%	$80,336	6.00%	N/A	N/A
Lincoln Savings Bank	160,524	12.07%	79,785	6.00%	106,380	8.00%
Tier I Capital
(to Total Adjusted Assets)
Consolidated	$149,529	8.34%	$71,726	4.00%	N/A	N/A
Lincoln Savings Bank	160,524	9.00%	71,270	4.00%	89,088	5.00%
Common Equity Tier I Capital (CET1)
(to Risk-Weighted Assets)
Consolidated	$140,529	10.50%	$60,252	4.50%	N/A	N/A
Lincoln Savings Bank	160,524	12.07%	59,839	4.50%	86,434	6.50%
As of December 31, 2024
Total Capital
(to Risk-Weighted Assets)
Consolidated	$166,882	10.87%	$122,864	8.00%	N/A	N/A
Lincoln Savings Bank	176,370	11.59%	121,688	8.00%	152,110	10.00%
Tier I Capital
(to Risk-Weighted Assets)
Consolidated	$151,917	9.89%	$92,148	6.00%	N/A	N/A
Lincoln Savings Bank	161,405	10.61%	91,266	6.00%	121,688	8.00%
Tier I Capital
(to Total Adjusted Assets)
Consolidated	$151,917	8.14%	$74,691	4.00%	N/A	N/A
Lincoln Savings Bank	161,405	8.69%	74,292	4.00%	92,866	5.00%
Common Equity Tier I Capital (CET1)
(to Risk-Weighted Assets)
Consolidated	$142,917	9.31%	$69,111	4.50%	N/A	N/A
Lincoln Savings Bank	161,405	10.61%	68,450	4.50%	98,872	6.50%
The above minimum capital requirements exclude the capital conservation buffer required to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The capital conservation buffer was 2.50% at December 31, 2025 and 2024. The net unrealized gain or loss on available-for-sale securities and derivatives is not included in computing regulatory capital.
The Company and Bank are subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The Company has adopted a resolution to not pay dividends, incur debt or repurchase or redeem stock without prior regulatory approval.
Note 14:    Related Party Transactions
At December 31, 2025 and 2024, the Bank had loans outstanding to principal officers and directors and their affiliates in the amount of $7.3 million and $13.1 million, respectively. During the years ended December 31, 2025 and 2024, respectively, total principal additions were $414,000 and $12.4 million and total principal payments were $6.2 million and $3.8 million.
Deposits from principal officers and directors and their affiliates held by the Bank at December 31, 2025 and 2024, totaled $25.7 million and $14.7 million, respectively.
In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.
Note 15:    Employee Benefit Plans
Employee Stock Ownership Plan (ESOP)
The Company has an employee stock ownership plan (the “Plan”) and a related trust to provide retirement benefits to its employees.
In 2014, the Plan borrowed $874,198 from the Company to purchase shares of Lincoln Bancorp stock from terminated participants. This loan matured and was paid off on June 29, 2024.
In 2014, the Plan borrowed $921,132 from the Company to pay off notes to a commercial bank. This loan matured and was paid off on December 30, 2024.
In 2014, the Plan borrowed $600,000 from the Company to purchase shares of Lincoln Bancorp stock. This loan matures December 30, 2044 and bears an interest rate of 3.25%. The loan was collateralized by 44,094.75 shares of Lincoln Bancorp stock. The loan balance at December 31, 2025 and 2024, was $443,600 and $460,229, respectively.
In 2015, the Plan borrowed $2,500,000 from the Company to purchase shares of Lincoln Bancorp Preferred C stock. This loan matured and was paid off on July 15, 2025 and bore interest at a rate of 3.25%. The loan was collateralized initially by 2,500 shares of Lincoln Bancorp Preferred C stock, which were converted to 159,574 shares of Lincoln Bancorp common stock on July 20, 2020. The loan balance at December 31, 2024, was $287,682.
In 2016, the Plan borrowed $336,802 from the Company to purchase shares of Lincoln Bancorp stock from terminated participants. This loan matures October 21, 2026 and bears an interest rate of 3.50%. The loan was collateralized by 22,972.77 shares of Lincoln Bancorp stock. The loan balance at December 31, 2025 and 2024, was $39,202 and $77,060, respectively.
In 2018, the Plan borrowed $4,000,035 from the Company to purchase shares of Lincoln Bancorp Common A stock. This loan matures July 24, 2028 and bears an interest rate of 4.15%. The loan was collateralized by 219,180 shares of Lincoln Bancorp Common A stock. The loan balance at December 31, 2025 and 2024 was $1,269,250 and $1,696,215, respectively.
The Company makes annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP. Dividends received by the ESOP are used for debt service to the extent allowed under any

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
applicable law. Company contributions to the Plan are allocated based on the participant compensation in relation to total compensation for all participants. Forfeited balances of terminated participants’ non-vested account balance may be used to reinstate previously forfeited account balances of former participants, satisfy any contribution that may be required or pay any administrative expenses of the Plan, with any remaining forfeitures allocated among the participant accounts in a similar manner as employer contributions. The Plan follows a vesting schedule, with participants being fully vested in their account balance after six years. The Bank contributed $962,000 and $1,054,750 to the trust for the years ended December 31, 2025 and 2024, respectively.
In the event a terminated plan participant desires to sell his or her shares of the Company’s stock or for certain employees who elect to diversify their account balances, the Company may be required to purchase the shares from the participant at their fair market value. During the years ended December 31, 2025 and 2024, the Company purchased 77,231 and 57,756 shares from Plan participants, respectively. The fair value of ESOP shares is based on an independent annual appraisal. This contingent repurchase liability totaled approximately $11.0 million and $12.9 million at December 31, 2025 and 2024, respectively.
Shares of common stock held by the ESOP at December 31, 2025 and 2024 are as follows:

	2025	2024
Allocated shares	876,893	903,133
Shares released for allocation	41,642	51,534
Unreleased (unearned) shares	90,498	132,141
Ending ESOP common shares	1,009,033	1,086,808
Approximate fair value of unreleased (unearned) common shares	$1,118,555	$1,926,617
Supplemental Income & Deferred Compensation Agreements
The Bank and the Company have also entered into supplemental income and deferred compensation agreements with some of its directors and key executives, which provide for an annual retirement benefit commencing at age 65. The present value of the estimated liability under the agreements is being accrued over the years required to attain full eligibility as provided in the contract and is included in accrued expenses and other liabilities. At December 31, 2025 and 2024, $3,751,407 and $3,792,711, respectively, has been accrued and included in other liabilities under these agreements. Expense attributable to these agreements totaled $1,101,876 and $1,197,356 for the years ended December 31, 2025 and 2024, respectively. Payments totaled $988,681 and $1,190,911 for the years ended December 31, 2025 and 2024, respectively.
Equity Plans
On April 5, 2019, the Company’s stockholders voted to approve the Lincoln Bancorp 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of up to 400,000 shares of Common Stock under equity awards including stock options, stock awards, restricted stock, stock appreciation rights, performance units, or other equity-based awards payable in cash or stock to key employees and directors of the Company and the Bank.
During the years ended December 31, 2025 and 2024, 7,764 and 6,582 restricted stock units (RSUs), respectively, were granted to directors. During 2025, RSU’s were issued to employees with a maximum of 79,000 RSUs to be granted to key employees under the 2019 Plan, while in 2024, the maximum RSU's to be issued under this same plan was 140,166. The director RSUs were immediately vested and expense of $95,963 and $95,965 ($12.36 and $14.58 per share equal to the fair value of awards on the grant date) was recognized for 2025 and 2024, respectively. In addition, during 2024, 10,000 shares were granted and immediately vested to a director and additional expense of $145,800 was recognized.
The awards to the key employees represent annual tranches that vest over two years for each tranche. Employee awards are subject to both service and performance thresholds requirements. There are two possible levels of awards for key employees RSUs: “target” and “maximum”. Performance thresholds include return on asset measurements and certain subjective measurements determined by the Company’s compensation committee. The grant date for each tranche is established when all significant terms have been established and subjective measurements by the

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Company’s compensation committee have been completed. As of December 31, 2025, the Company recognized $81,600 in compensation expense for the vesting of 12,500 shares of the 2024 RSU tranche, as well as an estimate of $312,324 in compensation expense for the vesting of the 2025 RSU tranche. As of December 31, 2024, the Company recognized $326,584 in compensation expense for the vesting of 23,333 shares of the 2023 RSU tranche, as well as as an estimate of $72,900 in compensation expense for the vesting of the 2024 RSU tranche. The estimated compensation expense will be adjusted if necessary to equal fair value once an independent appraisal is completed in 2026. Management does not expect a significant adjustment will be necessary.
Due to the fact that the measurements cannot be determined at the time of the grant, the Company estimated that the most likely outcome is the achievement of the target level. If during the performance periods, additional information becomes available to lead the Company to believe a different level will be achieved for each performance period, the Company will reassess the number of RSUs that will vest for the grant and adjust its compensation expense accordingly on a prospective basis. As of December 31, 2025, and 2024, there were $664,116 and $343,000, respectively, of estimated unrecognized compensation expense related to nonvested RSU target shares, which will be recognized over the remaining vesting periods.
401(k) Profit Sharing Plan
The company has a 401(k) profit sharing plan covering substantially all employees. Employees may contribute a percentage of their compensation up to the maximum allowable by the IRS. Employer profit-sharing contributions and company matching contributions are discretionary as determined by the Company’s Board of Directors. Employer contributions charged to expense for 2025 and 2024 were $227,000 and $294,000, respectively.
Note 16:    Disclosures About Fair Value of Assets and Liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:
Level 1 Quoted prices in active markets for identical assets or liabilities
Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Recurring Measurements
The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024 (Amounts in Thousands):

		2025
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Asset-backed securities	$2,405	$-	$2,405	$-
Collateralized mortgage
obligations	99,360	-	99,360	-
Government-sponsored
mortgage-backed securities	45,021	-	45,021	-
State and political subdivisions	146,012	-	146,012	-
U.S. Treasuries	14,239	14,239	-	-
Collateralized debt obligations	22,872	-	22,872	-
Farmer Mac stock	281	281	-	-
Interest rate swap asset	2,439	-	2,439	-
Interest rate swap liability	(893)	-	(893)	-

		2024
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Collateralized mortgage
obligations	$55,632	$-	$55,632	$-
Government-sponsored
mortgage-backed securities	48,079	-	48,079	-
State and political subdivisions	143,606	-	143,606	-
U.S. Treasuries	13,561	13,561	-	-
U.S. government agencies	2,968	-	2,968	-
Collateralized debt obligations	1,500	-	1,500	-
Farmer Mac stock	307	307	-	-
Interest rate swap asset	5,443	-	5,443	-
Interest rate swap liability	(387)	-	(387)	-
Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2025. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Available-for-Sale Securities and Farmer Mac Stock
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.
Interest Rate Swap Agreements
The fair value is estimated using forward-looking interest rate curves and is calculated using discounted cash flows that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy.
Nonrecurring Measurements
The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024 (Amounts in Thousands):

		2025
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Collateral dependent loans	$4,602	$-	$-	$4,602
Individually evaluated loans	20,062	-	—	20,062
Equity securities - without readily determinable value	1,072	-	1,072	-
Other real estate	9,966	-	-	9,966

		2024
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Collateral dependent loans	$10,825	$-	$-	$10,825
Individually evaluated loans	26,538	-	—	26,358
Equity securities - without readily determinable value	1,021	-	1,021	-
Other real estate	5,858	-	-	5,858
Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Collateral-Dependent Loans, Net of Allowance for Credit Losses
The estimated fair value of collateral-dependent loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent loans are classified within Level 3 of the fair value hierarchy.
The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by management. Appraisals are reviewed for accuracy and consistency by management. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by management by comparison to historical results. The range of inputs used in the valuation was between 25% and 100%.
Individually Evaluated Loans, Net of Allowance for Credit Losses
The estimated fair value of the individually evaluated loans is based upon a discounted cash flow analysis, with related inputs, Individually evaluated loans are classified within Level 3 of the fair value hierarchy.
Under the discounted cash flows analysis, the fair value is determined based upon the difference between the amortized cost basis and the present value of the cash flows expected to be collected. Expected cash flows are discounted at the effective interest rate of the asset. The effective interest rate used to discount cash flows is the contractual interest rate adjusted for net deferred fees or costs, premium, or discount existing at the origination or acquisition of the asset. The effective interest rate represents management's expected yield over the contractual life of the asset upon its origination or acquisition. If the financial asset's contractual interest rate varies based on subsequent changes in an independent factor, that financial asset's effective interest rate shall be calculated based on the factor as it changes over the life of the financial asset. The range of inputs used in the valuation was between 0% and 100%.
Equity Securities
Equity securities without a readily determinable fair value are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes for the identical or a similar investment.
Other Real Estate
Other real estate (ORE) is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired.  Estimated fair value of ORE is based on appraisals or evaluations.  ORE is classified within Level 3 of the fair value hierarchy.
Appraisals of ORE are obtained when deemed necessary by management.  Appraisals are reviewed for accuracy and consistency by management.  Appraisers are selected from the list of approved appraisers maintained by management.  The inputs used in the valuation were 7%.
Fair Value of Financial Instruments
The following table presents estimated fair values of the Company’s financial instruments at December 31, 2025 and 2024 (Amounts in Thousands):

	2025
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and due from banks	$61,730	$61,730	$61,730	$-	$-
Federal funds sold	72,546	72,546	72,546	-	-

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Available-for-sale debt securities	329,909	329,909	14,239	315,670	-
Other investments	7,657	7,657	281	7,376	-
Loans held for sale	605	605	-	605	-
Loans, net of allowance for losses	1,148,171	1,120,820	-	-	1,120,820
Accrued interest receivable	10,478	10,478	-	10,478	-
Financial Liabilities
Deposits	1,507,071	1,507,972	1,013,984	493,988	-
Federal Home Loan Bank advances	70,000	70,055	-	70,055	-
Notes payable	14,500	14,500	-	14,500	-
Junior subordinated debentures	9,279	9,279	-	9,279	-
Accrued interest payable	2,533	2,533	-	2,533	-
Off-balance sheet instruments
Loan commitments	-	-	-	-	-
Standby letters of credit	-	-	-	-	-

	2024
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and due from banks	$16,933	$16,933	$16,933	$-	$-
Federal funds sold	1,129	1,129	1,129	-	-
Available-for-sale debt securities	265,346	265,346	13,561	251,785	-
Other investments	8,232	8,232	307	7,925	-
Loans held for sale	900	900	-	900	-
Loans, net of allowance for losses	1,398,227	1,355,279	-	-	1,355,279
Accrued interest receivable	11,311	11,311	-	11,311	-
Financial Liabilities
Deposits	1,581,690	1,581,524	951,560	629,964	-
Federal Home Loan Bank advances	89,510	89,392	-	89,392	-
Notes payable	14,500	14,500	-	14,500	-
Junior subordinated debentures	9,279	9,279	-	9,279	-
Accrued interest payable	3,396	3,396	-	3,396	-
Off-balance sheet instruments
Loan commitments	-	-	-	-	-
Standby letters of credit	-	-	-	-	-
The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.
Cash and Due from Banks, Federal Funds Sold and Other Investments
The carrying amount approximates fair value.
Loans Held for Sale
The carrying amount approximates fair value due to the insignificant time between origination and date of sale. The carrying amount is the amount funded and accrued interest.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Loans
The fair value of loans is estimated on an exit price basis incorporating contractual cash flow, prepayments, discount spreads, credit loss and liquidity premiums.
Accrued Interest Receivable and Payable
The carrying amount approximates fair value. The carrying amount is determined using the interest rate, balance and last payment date.
Deposits
Fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The estimated fair value of demand, NOW, savings and money market deposits are the book value since rates are regularly adjusted to market rates and amounts are payable on demand at the reporting date.
Federal Home Loan Bank Advances, Notes Payable and Junior Subordinated Debentures
Fair value for the Federal Home Loan Bank advances is estimated by discounting the future cash flows using rates of similar advances with similar maturities. The carrying amount for Notes Payable and Junior Subordinated Debentures approximates fair value.
Commitments to Originate Loans and Letters of Credit
The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.
The fair values of letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair values of commitments to originate loans and letters of credit is not presented because the amounts are not deemed significant.
Note 17:    Significant Estimates and Concentrations
Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for credit losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.
General Litigation
The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.
Note 18:    Commitments and Credit Risk
Commitments to Originate Loans
Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
At December 31, 2025 and 2024, the Company had outstanding commitments to originate loans aggregating $135,000 and $1.40 million, respectively.
Standby Letters of Credit
Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.
The Bank had total outstanding standby letters of credit amounting to $4.60 million and $4.40 million, at December 31, 2025 and 2024, respectively.
Lines of Credit
Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.
At December 31, 2025 and 2024, the Bank had granted unused lines of credit to borrowers aggregating $259.58 million and $211.68 million, respectively, for commercial lines-of-credit, revolving credit lines and overdraft protection agreements.
Concentrations of Credit Risk
Substantially all of the Bank’s loans and commitments to extend credit have been granted to customers in the Bank’s market area. A significant portion of the Bank’s loan portfolio consists of loans to finance the construction and development of real estate, companies involved in agribusiness and loans to farmers. The Bank’s lending policies for agriculture and nonagricultural customers require loans that are well collateralized and supported by cash flows. Credit losses from loans related to the agricultural economy are consistent with credit losses experienced in the loan portfolio as a whole. The amount of collateral obtained on loans made by the Bank is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, crops, equipment, livestock, real estate and other income-producing properties.
The nature of the Bank’s business requires that it maintain amounts due from banks which, at times, may exceed federally insured limits. In the opinion of management, no material risk of loss exists due to the institution’s financial condition and the fact they are well capitalized.
Note 19:    Operating Segments
The Company’s activities are considered to be one operating segment. This determination was based upon factors such as: the Company’s organizational structure, the reporting package provided to the Company’s chief operating decision maker (“CODM”), methodology for allocation of resources, and the level at which budgets are reviewed and approved by the CODM. The Company is engaged in many areas of commercial banking, operates an embedded finance division that partners with several corporate Fintech clients, and provides services to customers through the Bank’s trust department. These services are offered to individuals, businesses, governmental units and institutional customers in various Iowa communities, described further in Note 1.
The accounting policies of the reportable segment are the same as those described in Note 1.

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The Company’s chief executive officer is the CODM. The CODM assesses performance for the reportable segment and decides how to allocate resources based on net income (loss) that is reported in the consolidated statements of operations. The CODM uses net income (loss) to evaluate income (loss) generated from the segment assets (return on assets) to make decisions about allocating capital, such as to the business or to pay dividends. Additionally, net income (loss) is used by the CODM to monitor budget versus actual results monthly.
The following table summarizes segment revenue, segment profit or loss and significant segment expenses for the years ended December 31, 2025 and 2024.

	2025	2024
Interest income	$90,927	$94,724
Interest expense	46,524	54,822
Net interest income	44,403	39,902
Noninterest income	12,944	24,817
Total revenue	57,347	64,719
Less:
Salaries and employee benefits	29,584	34,244
Occupancy (1)	4,086	4,204
Furniture, equipment and software expense (1)	7,020	7,578
Provision for credit losses	3,501	5,378
Credit for income taxes	(465)	(472)
Other noninterest expense (2)	16,069	15,182
Net loss	$(2,448)	$(1,395)
__________________
(1)Included in occupancy and furniture, equipment and software expense is depreciation expense of $2.3 million and $2.5 million for the years ended December 31, 2025 and 2024.
(2)Other segment items included in segment net loss includes net losses on sales of other real estate and real estate expense and other noninterest expense.
Note 20:    Parent Company Only Condensed Financial Statements
The following are condensed balance sheets of Lincoln Bancorp as of December 31, 2025 and December 31, 2024 (parent company only):

	2025	2024
Assets
Cash	$2,379	$3,501
Investment in Lincoln Savings Bank	154,882	151,828
Investment in Lincoln Bancorp Capital Trust II	280	280
Other assets	8,909	8,150
Total assets	$166,450	$163,759
Liabilities and Stockholders' Equity
Junior subordinated debentures	$9,279	$9,279
Notes payable	14,500	14,500
Accrued expenses and other liabilities	4,857	3,122
Total liabilities	28,636	26,901
Total stockholders' equity	137,814	136,858
Total liabilities and stockholders' equity	$166,450	$163,759

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
The following are condensed statements of operations of Lincoln Bancorp for the years ended December 31, 2025 and December 31, 2024 (parent company only):

	2025	2024
Income
Dividend income from Lincoln Savings Bank	$-	$3,497
Dividend income from Lincoln Bancorp Capital Trust II	17	20
Interest and other income	80	121
Total operating income	97	3,638
Expense
Interest expense	1,608	1,838
Other expenses	921	803
Total operating expenses	2,529	2,641
(Loss) earnings before income taxes and equity in undistributed loss of subsidiaries	(2,432)	997
Equity in undistributed loss of subsidiaries	(545)	(3,335)
Credit for income taxes	(529)	(943)
Net loss	$(2,448)	$(1,395)
The following are condensed statements of cash flows of Lincoln Bancorp for the years ended December 31, 2025 and December 31, 2024 (parent company only):

	2025	2024
Operating Activities
Net loss	$(2,448)	$(1,395)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Equity in undistributed loss of subsidiaries	545	3,335
Deferred income taxes	(161)	(244)
Stock based compensation	308	-
ESOP shares earned	514	752
Stock based compensation expense from share issuance	251	582
Net change in other assets and liabilities	1,166	(1,140)
Net cash (used in) provided by operating activities	$175	$1,890
Investing Activities
Purchase of other investments	$(337)	$(264)
Net cash used in investing activities	$(337)	$(264)
Financing Activities
Proceeds from sale of treasury stock	$-	$842
Purchase of treasury stock	(960)	(958)
Net cash used in financing activities	$(960)	$(116)
(Decrease) increase in cash and cash equivalents	$(1,122)	$1,510
Cash and cash equivalents, beginning of year	3,501	1,991
Cash and cash equivalents, end of year	$2,379	$3,501

Lincoln Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 21:    Subsequent Events
On January 15, 2026, Lincoln Bancorp completed an offering of $33.5 million in aggregate principal amount of its 9.00% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”) pursuant to Subordinated Note Purchase Agreements (collectively, the “Note Purchase Agreement”) with certain qualified institutional buyers and institutional accredited investors (the “Purchasers”). The Notes were offered and sold by the Company in a private placement transaction in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and Regulation D thereunder. The Company intends to use the net proceeds from the offering for general corporate purposes, including enhancing regulatory capital and repayment of indebtedness.
The Company implemented balance sheet repositioning strategies, executed in January 2026, which resulted in a loss on sale of securities. The company sold $176.6 million in available-for-sale securities recognizing a loss totaling $15.7 million.
Subsequent events have been evaluated through May 14, 2026 which is the date the financial statements were available to be issued.

PROSPECTUS
LINCOLN BANCORP
COMMON STOCK
Through and including _____________ (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
THE DATE OF THIS PROSPECTUS IS [   ], 2026

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, and the Financial Industry Regulatory Authority, or FINRA, filing fee.

Item	Amount to be paid
SEC registration fee	$ *
Printing fees and expenses	$ *
Legal fees and expenses	$ *
Accounting fees and expenses	$ *
Transfer agent’s fees and expenses	$ *
Miscellaneous fees and expenses	$ *
Total	$ *
__________________
*To be provided by amendment
Item 14. Indemnification of Directors and Officers
We are incorporated under the laws of the State of Iowa. Under Chapter 490, Subchapter E (Sections 490.850 through 490.859) of the Iowa Business Corporation Act (as it may be amended from time to time, the “IBCA”), directors and officers of an Iowa corporation may be entitled to indemnification by the Company against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the Company if the applicable statutory standard (defined below) is met.
In particular, Section 490.851 of the IBCA provides that an Iowa corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the Company, by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, if the person acted in good faith and reasonably believed that his or her conduct was in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful (collectively, the “statutory standard”).
In addition, Section 490.852 of the IBCA provides that an Iowa corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because he or she is or was a director or officer of the Company, against reasonable expenses incurred in connection with the proceeding. Further, Section 490.851(2) of the IBCA provides that an Iowa corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor, by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, and amounts paid in settlement actually and reasonably incurred, provided that no indemnification may be made for any claim as to which the person is adjudged liable to the Company, unless and only to the extent that a court determines that, despite such adjudication of liability, the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.

As permitted by the IBCA, our Articles of Incorporation provide that we are required to indemnify our directors and officers to the fullest extent permitted by Iowa law, and that such indemnification is intended to be mandatory rather than discretionary. In addition, our Bylaws authorize our board of directors, in its discretion, to provide indemnification to employees and agents of the Company to the extent permitted under applicable law. Our Articles of Incorporation further provide for the elimination of personal monetary liability of directors to the Company or its shareholders to the maximum extent permitted by the IBCA, subject to specified statutory exceptions, and provide that any future expansion of permissible indemnification or limitation of liability under Iowa law will automatically apply to our directors and officers without further action.
We maintain a directors’ and officers’ liability insurance policy. This policy insures our directors and officers against certain losses arising from alleged wrongful acts committed in their capacities as directors and officers to the extent such losses are not otherwise indemnified by the Company and reimburses us for amounts we have lawfully paid as indemnification to such persons. The policy contains customary terms, conditions, limitations, and exclusions. Consistent with our Bylaws, such insurance is intended to be the primary source of recovery, with any required indemnification by the Company being excess of available insurance proceeds.
Item 15. Recent Sales of Unregistered Securities
On January 15, 2026, we entered into Subordinated Note Purchase Agreements with eighteen purchasers pursuant to which the Company offered and sold $33,500,000 in aggregate principal amount of its 9.00% Fixed-to-Floating Rate Subordinated Notes Due 2036. The Company paid placement agency fees of $670,000, resulting in net proceeds of $32,830,000. The Company made the offering pursuant to the exemptions from registration afforded by Section 4(a)(2) of the Securities Act, Rule 501(a)(1)-(3) and (5)-(7) and Rule 506 of Regulation D, promulgated under the Securities Act, where each purchaser was an “institutional accredited investor” or “accredited investor” within the meaning of Rule 501 of Regulation D.
Item 16. Exhibits
The exhibits filed as part of this registration statement are as follows:
(a)List of Exhibits

Number	Description

3.1*	Amended and Restated Articles of Incorporation

3.2*	Amended and Restated Bylaws

4.1*	Form of Certificate of Common Stock

4.2*	9.00% Fixed‑to‑Floating Rate Subordinated Note Due 2036 (Global)

4.3*	9.00% Fixed‑to‑Floating Rate Subordinated Note Due 2036 (Lynch)

4.4*	9.00% Fixed‑to‑Floating Rate Subordinated Note Due 2036 (TriStar)

4.5*	Floating Rate Junior Subordinated Deferrable Interest Debenture

4.6*	Indenture, dated December June 21, 2007 with Lincoln Bancorp as Issuer and Wilmington Trust Company as Trustee – Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037

5.1*	Opinion of Alston & Bird LLP

10.1*	Stock Purchase Agreement between Lincoln Bancorp and Castle Creek Capital Partners VII, LP dated October 22, 2018

10.2*	Registration Rights Agreement among Lincoln Bancorp, Castle Creek Capital Partners VII, LP and EJF Sidecar Fund, Series LLC – Small Financial Equities Series, dated as of December 4, 2018

10.3*	Amendment to Registration Rights Agreement between Lincoln Bancorp and Castle Creek Capital Partners VII, LP dated December 8, 2023

10.4*	Stock Purchase Agreement between Lincoln Bancorp and EJF Sidecar Fund, Series LLC – Small Financial Equities Series, dated October 22, 2018

Number	Description

10.5*	Employment Agreement with Willett
10.6*	Employment Agreement with Borrmann
10.7*	Employment Agreement with Girsch
10.8*	Employment Agreement with Barnes
10.9*	Employment Agreement with Bell
10.10*	Employment Agreement with Downs
10.11*	Lincoln Bancorp 2019 Equity Incentive Plan ("2019 Plan")
10.12*	Lincoln Bancorp 2026 Equity Incentive Plan
10.13*	Form of Restricted Stock Unit Award Agreement under the 2019 Plan
16.1*	Letter from Forvis Mazars, LLP, dated [ ], 2026, regarding change in accountants.

21.1*	List of Subsidiaries

23.1*	Consent of Wipfli LLP

23.2*	Consent of Forvis Mazars, LLP

23.3*	Consent of Alston & Bird LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page hereto)

107*	Filing Fee Table
__________________
*To be filed by amendment.
†Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
(b)Financial Statement Schedules: None
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)

under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reinbeck, Iowa, on the [   ] day of [   ], 2026.

LINCOLN BANCORP

By:
Sean Willett
President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoint Sean Willett and Andy Borrmann, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys- in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Director, President and Chief Executive Officer and Director (Principal Executive Officer)	[ ], 2026
Sean Willett

	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	[ ], 2026
Andy Borrmann

	Director	[ ], 2026
W. Scott Bush

	Director	[ ], 2026
Spencer Cohn

	Director	[ ], 2026
David Deeds

	Director	[ ], 2026
Rodney Foster

	Chairman	[ ], 2026
Sally Hollis

	Director	[ ], 2026
Michael Peterson

Name	Position	Date

	Director	[ ], 2026
Denny Presnall

	Director	[ ], 2026
John Teeple